GREAT AMERICAN LIFE INSURANCE COMPANY

Administrative Office: P.O. Box 5423, Cincinnati OH 45201-5423

Street Address: 301 East Fourth Street, Cincinnati OH 45202

Policy Administration: 1-800-789-6771

INDEX SUMMIT 6 PRO ANNUITY

With Return of Premium Guarantee

PROSPECTUS DATED MAY 1, 2021

The Index Summit 6 ® Pro annuity is an Individual Index-linked Modified Single Premium Deferred Annuity contract issued by Great American Life Insurance Company®. It provides that we will pay the Annuity Payout Benefit to you in exchange for your Purchase Payments. It also provides a Death Benefit that will never be less than the return of premium guarantee.

The Contract is a modified single premium deferred annuity. This means we will accept Purchase Payments only during the purchase payment period, which ends two months after the Contract Effective Date.

A glossary of defined terms used herein can be found in the Special Terms section starting on page 5 of this prospectus.

The Contract offers you the opportunity to allocate funds to Indexed Strategies for one-year or two-year Terms. Indexed Strategies provide returns based, in part, on the rise or fall of an Index, which may be a market index, such as the S&P 500 Index, or the share price of an exchange-traded fund, such as an iShares ETF. The returns of an Index do not include reinvestment of any dividends.

For this Contract, we currently offer eight Indexed Strategies. Each of these Indexed Strategies uses one of three Indexes: S&P 500® Index, iShares® MSCI EAFE ETF, and iShares® U.S. Real Estate ETF. Four of these Indexed Strategies have one-year Terms, and four have two-year Terms.

S&P 500 1-year Term with Cap

S&P 500 2-year Term with Cap

S&P 500 1-year Term with Participation Rate

S&P 500 2-year Term with Participation Rate

iShares MSCI EAFE ETF 1-year Term with Participation Rate

iShares MSCI EAFE ETF 2-year Term with Participation Rate

iShares U.S. Real Estate ETF 1-year Term with Participation Rate

iShares U.S. Real Estate ETF 2-year Term with Participation Rate

All of these Indexed Strategies have a 50% Downside Participation Rate, which means that each Indexed Strategy will share 50% of any fall in the Index over a Term.

At the end of a Term, we may stop offering any Indexed Strategy, other than the S&P 500 1-Year Term with Participation Rate. Consequently, any other Indexed Strategy listed above may not be available after the end of the initial Term. The S&P 500 1-Year Term with Participation Rate Indexed Strategy or any other Indexed Strategy that may be available in the future may earn a return that is lower than the return your investments would have earned if they had been invested in the other Indexed Strategies listed above. In addition, if we reduce the available number of Index Strategies to just the S&P 500 1-Year Term with Participation Rate Indexed Strategy, your ability to increase your Account Value could be significantly reduced.

Indexed Strategies. The value of an Indexed Strategy changes from day to day throughout each Term. The value of an Indexed Strategy is calculated using the Investment Base.

The Investment Base is the amount applied to the Indexed Strategy at the beginning of the current Term, reduced each day by the Daily Charge, and adjusted proportionally for any withdrawals taken during the current Term and any related Early Withdrawal Charge. During the Term, the Investment Base remains unchanged except for the Daily Charge and any proportional adjustments for withdrawals.

The Daily Charge is calculated as a percentage of the Investment Base. The Daily Charge is a rate that compounds to 0.75% per year.

The method used to calculate the Strategy value depends on whether the value is being calculated at the end of a Term or during a Term.

At the end of a Term, the value of an Indexed Strategy is the Investment Base increased for any rise in the applicable Index over the Term or decreased for any fall in the applicable Index over the Term. For some Strategies, any increase for the Term is subject to a limit called the Cap. For others, any increase for the Term is subject to a limit called the Upside Participation Rate. For all Strategies, any decrease for the Term resulting from Index performance is subject to a limit called the Downside Participation Rate.

•

The Cap for a Term is the largest rise in the Index over the Term taken into account to determine the Strategy value at the end of the Term. We can change the Cap for each new Term of an Indexed Strategy. It will never be less than 1%. At least 10 days before the start of any Term, we will post the Caps for that Term on our website (www.gaig.com/RILArates).

•	If the rise in the Index is greater than or equal to the Cap, the increase applied to the remaining Investment Base for the Term will be limited to the Cap and will be less than the rise in the Index.

•	If the rise in the Index is less than the Cap, the increase for the Term will be less than the Cap and will equal the rise in the Index applied to the remaining Investment Base.

•

In both cases, the increase for a Term will always be less than the Cap or the rise in the Index because the Daily Charge is subtracted from the Investment Base before applying the increase for the Index performance.

•

The Upside Participation Rate for a Term is the portion of any rise in the Index over the Term that is taken into account to determine the Strategy value at the end of the Term. We can change the Upside Participation Rate for each new Term of an Indexed Strategy. It never will be less than 5%. At least 10 days before the start of any Term, we will post the Upside Participation Rates for that Term on our website (www.gaig.com/RILArates). The increase for the Term will be less than the rise in the Index unless the Participation Rate for the Term exceeds 100%. The increase for a Term will be less than the Upside Participation Rate multiplied by the rise in the Index because the Daily Charge is subtracted from the Investment Base before applying the increase for Index performance.

•

The Downside Participation Rate is the portion of any fall in the Index over the Term taken into account to determine the Strategy value at the end of the Term. For each Term of each Indexed Strategy that we currently offer with this Contract, the Downside Participation Rate is 50%. In addition to the Daily Charge, the decrease for the Term will be only half of the fall in the Index.

Any increase in the value of an Indexed Strategy at the end of a Term is based on the value of the underlying Index on the final Market Day of the Term. This means that you may experience negative or flat performance for the Term even though the underlying Index rose throughout some or most of the Term.

Before the end of a Term, the value of an Indexed Strategy is the Investment Base increased or decreased by the Daily Value Percentage. The Daily Value Percentage is based on hypothetical options that represent the projected change in the Index over the full Term, and is equal to the Net Option Price, reduced by the Amortized Option Cost and the Trading Cost. The Daily Value Percentage is applied to determine Strategy Values when you withdraw funds allocated to an Indexed Strategy or Surrender your Contract before the end of a Term. The Daily Value Percentage is also applied if the Death Benefit or Annuity Payout value are determined before the end of a Term.

An Indexed Strategy includes a risk of potential loss, which may include both your original principal and prior earnings. This potential loss will exceed any decrease resulting from a fall in an Index because (i) the Daily Charge will reduce the Investment Base upon which Strategy values are based, (ii) the decline in the Daily Value Percentage during a Term may exceed the fall in the Index, and (iii) a withdrawal or Surrender may be subject to an Early Withdrawal Charges. These same factors could cause you to realize losses even when the Index rises. For example, you will lose value if the amount of increase attributable to an Index rise is smaller than the amount needed to offset the Daily Charge or Early Withdrawal Charge.

Availability of Indexed Strategies. One Indexed Strategy will always be available. At the end of a Term, we may eliminate a particular Indexed Strategy in our discretion. We have the right to replace the Index associated with an Indexed Strategy under certain circumstances. A reduction in the number of available Indexed Strategies or a replacement of an underlying Index could materially limit the growth potential of your investment in this Contract. In the future, we may offer new Indexed Strategies with Downside Participation Rates that are greater than 50%. An allocation of funds to an Indexed Strategy with a higher Downside Participation Rate could materially increase the loss potential related to this Contract.

Early Withdrawal Charge. The Contract is intended for long-term investment purposes and may not be appropriate for investors who plan to take withdrawals (including systematic withdrawals and required minimum distributions) during the first six Contract Years. During the first six Contract Years, an Early Withdrawal Charge applies if you Surrender your Contract. It also applies to any withdrawal in excess of the Free Withdrawal Allowance, including automatic withdrawals and withdrawals taken to satisfy a required distribution. The early withdrawal charge is 9% for withdrawals and Surrenders of the Contract in the first Contract Year, and falls each Contract Year during the six-year period. Withdrawals and Surrenders may also be subject to income tax, and withdrawals and Surrenders before age 59 1⁄2 may also be subject to an additional 10% penalty tax.

Risk Factors for this Contract appear on pages 13-18 and pages 75-79. Indexed annuity contracts are complex insurance and investment vehicles. You should speak with a financial advisor about the Index Summit 6 Pro annuity and its features, benefits, risks, and charges, and whether the Contract is appropriate for you based upon your financial situation and objectives.

Please read this prospectus before investing and keep it for future reference. It contains important information about your Contract and Great American Life that you ought to know before investing. It describes all material rights and obligations under the Contract. The provisions of the Contract may vary from state to state. All material state variations are identified in the State Variations section of this prospectus.

****************************************

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

•	The Contract is not insured by the FDIC (Federal Deposit Insurance Corporation) or the NCUSIF (National Credit Union Share Insurance Fund).

•

Although the Contract may be sold through relationships with banks or other financial institutions, the Contract is not a deposit or obligation of, or guaranteed by, such institutions or any federal regulatory agency.

•	The Contract is a security. It involves investment risk and may lose value. There is a risk of loss of principal under the Contract and that loss can become greater due to Early Withdrawal Charges.

•	All guarantees under the Contract are the obligations of Great American Life and are subject to the credit worthiness and claims-paying ability of Great American Life.

The Contract doesn’t invest in any equity, debt, or other investments. If you buy this Contract, you aren’t investing directly in an Index, in the stocks included in S&P 500 Index, in the securities or other assets held by an iShares ETF, in any underlying index tracked by an iShares ETF, or in the securities or other assets held by such underlying index.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC, a division of S&P Global, or its affiliates (“SPDJI”), and has been licensed for use by Great American Life. Standard & Poor’s®, S&P®, and S&P 500® are trademarks of Standard & Poor’s Financial Services LLC, a division of S&P Global (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Great American Life. Great American Life products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P or their respective affiliates, and none of such parties makes any representation regarding the advisability of investing in such products nor do they have any liability for any errors, omissions, or interruption of the S&P 500 Index.

The iShares MSCI EAFE ETF and the iShares U.S. Real Estate ETF are distributed by BlackRock Investments, LLC. iShares®, BLACKROCK®, and the corresponding logos are registered and unregistered trademarks of BlackRock, Inc. and its affiliates (“BlackRock”), and these trademarks have been licensed for certain purposes by Great American Life Insurance Company. Great American Life annuity products are not sponsored, endorsed, sold or promoted by BlackRock, and purchasers of an annuity from Great American Life do not acquire any interest in the iShares MSCI EAFE ETF or the iShares U.S. Real Estate ETF nor enter into any relationship of any kind with BlackRock. BlackRock makes no representation or warranty, express or implied, to the owners of any Great American Life annuity product or any member of the public regarding the advisability of purchasing an annuity, nor does it have any liability for any errors, omissions, interruptions or use of the iShares MSCI EAFE ETF, the iShares U.S. Real Estate ETF or any data related thereto.

****************************************

The principal underwriter of the Contract is Great American Advisors, Inc. The offering of the Contract is intended to be continuous. The underwriter will use its best efforts to sell the Contract.

This prospectus is not an offering in any state, country, or jurisdiction in which we are not authorized to sell the Contract.

If you purchase a Contract, you may cancel it within 20 days after you receive it. If you purchase a Contract to replace an existing annuity contract or insurance policy, you have 30 days to cancel the Contract. The right to cancel period may be longer in some states. In most states, you will bear the risk of any decreases in Indexed Strategy values before cancellation. The right to cancel is described more fully in the Right to Cancel section of this prospectus.

Our form number for the Contract is P1833621NW. Our form numbers for the Indexed Strategy endorsements to the Contract are E1825418NW, E1825518NW, E1825618NW, E1825718NW, E1825818, E1825918NW, E1826018NW and E1826118NW. Our form number for the Death Benefit endorsement to this Contract is E1826318NW. The form numbers may vary by state. The Securities and Exchange Commission file number for the Contract is 333-252949.

SECTION I

INDEX SUMMIT 6 PRO ANNUITY INFORMATION

SPECIAL TERMS

In this prospectus, the following capitalized terms have the meanings set out below.

ACCOUNT VALUE. For each day, the Account Value is the sum of the current values of each Indexed Strategy, plus the current value of the Purchase Payment Account, if any.

ANNUITANT. The natural person or persons on whose life the Annuity Payout Benefit is based.

ANNUITY PAYOUT BENEFIT. A series of periodic payments made under a Payout Option. The terms and conditions are described in the Annuity Payout Benefit section of this prospectus.

ANNUITY PAYOUT INITIATION DATE. The first day of the first payment interval for which payment of an Annuity Payout Benefit is to be made. This is the date we apply your Account Value to the Annuity Payout Benefit and calculate the payment amount.

BENEFICIARY. A person entitled to receive all or part of a Death Benefit that is to be paid under the Contract on account of a death before the Annuity Payout Initiation Date.

CAP. For an Indexed Strategy with a Cap (a “Cap Strategy”), the Cap is the largest rise in the Index over the Term that is taken into account to determine the Strategy value at the end of the Term. The Cap is also used in the calculation of the Daily Value Percentage for that Strategy before the end of the Term. We post on our website (www.gaig.com/RILArates) the Cap for each Term of a Cap Strategy at least 10 days before the next Term starts. For a given Term, we may set a different Cap for amounts attributable to Purchase Payments received on different dates.

CONTRACT. The annuity contract that is a legally binding agreement between you and Great American Life, including applicable endorsements and riders.

CONTRACT ANNIVERSARY. The date in each year that is the annual anniversary of the Contract Effective Date. That date is set out on your Contract Specifications Page.

CONTRACT EFFECTIVE DATE. The date as of which the initial Purchase Payment is applied to the Contract. That date is set out on your Contract Specifications Page.

CONTRACT SPECIFICATIONS PAGE. The page in your Contract that contains details unique to your Contract.

CONTRACT YEAR. A 12-month period that starts on the Contract Effective Date or on a Contract Anniversary.

DAILY CHARGE. The charge for maintaining your Contract. It is a daily rate that compounds at 0.75% per year. It is calculated daily as a percentage of, and is subtracted from, the then remaining investment base of each Indexed Strategy.

DAILY VALUE PERCENTAGE. The Daily Value Percentage is used to determine the value of an Indexed Strategy before the end of a Term. For each day of a Term of an Indexed Strategy before the final Market Day of the Term, the Daily Value Percentage is equal to: (1) the Net Option Price for that day; minus (2) the Amortized Option Cost for that day; and minus (3) the Trading Cost for that day.

See the next section (Special Terms Related to Daily Value Percentage) for the definitions of Amortized Option Cost, Net Option Price, and Trading Cost.

DEATH BENEFIT. An amount that becomes payable if you die before the Annuity Payout Initiation Date and before the date that the Contract is Surrendered. The terms and conditions are described in the Death Benefit section of this prospectus.

DOWNSIDE PARTICIPATION RATE. For an Indexed Strategy, the Downside Participation Rate is your share of any fall in the Index over a Term taken into account to determine the Strategy value at the end of the Term. The Downside Participation Rate is also used in the calculation of the Daily Value Percentage before the end of the Term. The Downside Participation Rate we set for an Indexed Strategy will apply to every Term of that Indexed Strategy. For every Term of each Indexed Strategy that we currently offer with this Contract, the Downside Participation Rate is 50%. The Downside Participation Rate is guaranteed not to change for any Indexed Strategy offered in this prospectus. If we offer a new Indexed Strategy in the future, the Downside Participation Rate for the Strategy may be more or less than 50%.

EARLY WITHDRAWAL CHARGE. A charge deducted from the Account Value of your Contract if, during the first six Contract Years, you Surrender your Contract or you take a withdrawal in excess of the Free Withdrawal Allowance (including systematic withdrawals and required minimum distributions). The Early Withdrawal Charge does not apply to a withdrawal that qualifies for the Free Withdrawal Allowance or the amount, if any, that qualifies for another waiver. The Early Withdrawal Charge does not apply to an Annuity Payout Benefit or Death Benefit.

FREE WITHDRAWAL ALLOWANCE. The total amount that may be taken as a withdrawal or Surrendered during a Contract Year without an Early Withdrawal Charge that might otherwise apply. This amount is described in the Free Withdrawal Allowance section of this prospectus.

GREAT AMERICAN LIFE (“WE,” “US,” “OUR,” “GALIC”). Great American Life Insurance Company.

INDEX. A stock market index or an exchange-traded fund (ETF) used to calculate the value of an Indexed Strategy. The Index at the start of a Term is its level or price at the last Market Close on or before the first day of that Term. The Index at the end of a Term is its level or price at the final Market Close of that Term.

INDEXED STRATEGY. A specified method by which values are calculated for a Term. Each Indexed Strategy provides a return based, in part, on changes in the level or price of an Index over a Term. The Indexed Strategies that are currently available are set out on the first page of this prospectus.

INVESTMENT BASE. The base amount used to calculate the value of an Indexed Strategy. The Investment Base is the amount applied to an Indexed Strategy at the start of a current Term, adjusted proportionally for any withdrawal during the Term and any related Early Withdrawal Charge. The Investment Base is reduced daily by an amount equal to the Daily Charge.

MARKET CLOSE. The close of the regular or core trading session on the market used to measure a given Index.

MARKET DAY. Each day that all markets that are used to measure the available Indexes are open for regular trading.

OWNER (“YOU,” “YOURS”). The person(s) who possesses the ownership rights under the Contract. If there is more than one Owner, each Owner will be a joint owner of the Contract and each reference to Owner means joint owners.

PAYOUT OPTION. The form in which an Annuity Payout Benefit or a Death Benefit may be paid. Standard options are described in the Payout Options section of this prospectus.

PURCHASE PAYMENT. An amount received by us for the Contract. This amount is determined after deducting any taxes withheld from the payment and after deducting any fee charged by the person remitting payment.

PURCHASE PAYMENT ACCOUNT. An account where a Purchase Payment is held until it is applied to an Indexed Strategy on a Strategy Application Date.

REQUEST IN GOOD ORDER. An election or a request that is:

•	complete and satisfactory to us;

•	sent to us on our form or in a manner satisfactory to us, which may, at our discretion, be by telephone or electronic means; and

•	received at our administrative office.

An election or a request is complete and satisfactory when we have received: (1) all the information and legal documentation that we require to process the election or the request; and (2) instructions that are sufficiently clear that we do not need to exercise any discretion to process the election or the request. If you have any questions, you should contact us or your registered representative before submitting your election or your request.

STRATEGY APPLICATION DATE. The 6th and 20th days of each month.

SURRENDER. The termination of your Contract in exchange for its Surrender Value.

SURRENDER VALUE. For each day, the Surrender Value is the Account Value on that day minus the Early Withdrawal Charge that would apply on a Surrender of the Contract. The Account Value will reflect the applicable Strategy values as calculated on that day, which will reflect the Daily Value Percentage whenever Surrender Value is measured before the end of a Term.

TAX-QUALIFIED CONTRACT. An annuity contract that is intended to qualify for special tax treatment for retirement savings. If your Contract is a Tax-Qualified Contract, the cover page of your Contract includes information about its tax qualification. If your Contract is not a Tax-Qualified Contract, the cover page of your Contract will identify it as a “Nonqualified Annuity.”

TERM. The period for which Contract values are allocated to a given Indexed Strategy, and over which values are calculated. Terms are either one year long or two years long. Each Term will start and end on a Strategy Application Date. A new Term will start on the date that the preceding Term ends.

UPSIDE PARTICIPATION RATE. For an Indexed Strategy with an Upside Participation Rate (an “Upside Participation Rate Strategy”), the Upside Participation Rate is your share of any rise in the Index over a Term taken into account to determine the Strategy value at the end of the Term. The Upside Participation Rate is also used in the calculation of the Daily Value Percentage before the end of the Term. We post on our website (www.gaig.com/RILArates) the Upside Participation Rate for each Term of an Upside Participation Rate Strategy at least 10 days before the next Term starts. For a given Term, we may set a different Upside Participation Rate for amounts attributable to Purchase Payments received on different dates.

SPECIAL TERMS RELATED TO DAILY VALUE PERCENTAGE

AMORTIZED OPTION COST. The Amortized Option Cost is one part of the Daily Value Percentage used to determine the value of an Indexed Strategy each day before the final Market Day of a Term. The Amortized Cost for a day is calculated at the last Market Close on or before that day. The Amortized Option Cost is a percentage equal to: (1) the initial Net Option Price for an Indexed Strategy for the Term; multiplied by (2) the number of days remaining until the final Market Close of that Term divided by 365 days if that Term is one year long or by 730 days if that Term is two years long. The initial Net Option Price is the Net Option Price calculated at the start of the Term.

NET OPTION PRICE. The Net Option Price is one part of the Daily Value Percentage used to determine the value of an Indexed Strategy on each day before the final Market Day of a Term. The Net Option Price for a day is calculated at the last Market Close on or before that day.

•

For strategies with a Cap, the Net Option Price as of a Market Close is equal to: (1) the ATM Call Option Price at that Market Close; minus (2) the OTM Call Option Price at that Market Close; and minus (3) the ATM Put Option Price at that Market Close multiplied by the Downside Participation Rate.

•

For strategies with an Upside Participation Rate, the Net Option Price as of a Market Close is equal to: (1) the ATM Call Option Price at a Market Close multiplied by the Upside Participation Rate; minus (2) the ATM Put Option Price at that Market Close multiplied by the Downside Participation Rate.

The option prices in these formulas reflect the possible future change in the Index over the remainder of the Term. The formulas take into account the Cap or the Upside Participation Rate for the Term and the Downside Participation Rate.

ATM CALL OPTION PRICE. The calculated price of a hypothetical at-the-money call option. The hypothetical at-the-money call option is one that will pay the holder an amount equal to the percentage rise, if any, in the Index from the last Market Close on or before the start of a Term to the final Market Close of that Term. The price is stated as a percentage of the Index at the last Market Close on or before the first day of the Term. The price is an average of the bid-ask prices for the hypothetical option.

ATM PUT OPTION PRICE. The calculated price of a hypothetical at-the-money put option. The hypothetical at-the-money put option is one that will pay the holder an amount equal to the percentage fall, if any, in the Index from the last Market Close on or before the start of a Term to the final Market Close of that Term. The price is stated as a percentage of the Index at the last Market Close on or before the first day of the Term. The price is an average of the bid-ask prices for the hypothetical option.

OTM CALL OPTION PRICE. The calculated price of a hypothetical out-of-the-money call option. The hypothetical out-of-the-money call option is one that will pay the holder an amount equal to the percentage rise, if any, in the Index from the last Market Close on or before the start of a Term to the final Market Close of that Term, but only if and to the extent that rise exceeds the Cap for that Term. The price is stated as a percentage of the Index at the last Market Close on or before the first day of the Term. The price is an average of the bid-ask prices for the hypothetical option.

TRADING COST. The Trading Cost is one part of the Daily Value Percentage used to determine the value of an Indexed Strategy each day before the final Market Day of a Term. The Trading Cost is the estimated cost of selling the hypothetical options before the end of a Term. The Trading Cost for a day is a percentage set by us by the last Market Close on or before that day. The Trading Cost reflects the average market difference between option bid-ask average prices and option bid prices.

SUMMARY

The Great American Life Index Summit 6 Pro annuity is an individual deferred indexed annuity contract that may help you accumulate retirement savings. The Contract is intended for long-term investment purposes. The Contract is a legal agreement between you as the Owner and Great American Life as the issuing insurance company. In the Contract, you agree to make one or more Purchase Payments to us and we agree to pay the Annuity Payout Benefit to you. We also agree to provide a Death Benefit that will never be less than the return of premium guarantee.

Like all deferred annuities, the Contract has two periods. During the period prior to the Annuity Payout Initiation Date, your Contract may accumulate earnings on a tax-deferred basis. During the period that begins on the Annuity Payout Initiation Date, we will make payments under the selected Payout Option.

The key features of the Contract are described in this Summary. Read this entire prospectus for more detailed information about the Contract.

Benefits (See “Cash Benefit”, “Annuity Payout Benefit”, and “Death Benefit” sections below for more details)

•

The Annuity Payout Benefit is a series of periodic payments made under a Payout Option. This benefit can provide you with income for a fixed period of time or for life. It is based on the Account Value on the Annuity Payout Initiation Date.

•

The Cash Benefit lets you take out all of your Account Value (Surrender) or take out part of it (withdrawal). An Early Withdrawal Charge generally applies if you take money out during the first six Contract Years. You can Surrender your Contract or take a withdrawal before the Annuity Payout Initiation Date.

•

The Death Benefit is payable if you die before the Annuity Payout Initiation Date. This benefit is paid to your beneficiaries. It is based on the Death Benefit value. It will never be less than the Return of Premium Guarantee, which will be equal to your Purchase Payments, reduced proportionally for withdrawals, but not including amounts deducted for Early Withdrawal Charges. The Return of Premium Guarantee is not reduced by Daily Charges.

Purchase Payments and Issue Age (See “Purchase” section below for more details)

The Contract is a modified single premium annuity. This means we will accept Purchase Payments only during the purchase payment period, which ends two months after the Contract Effective Date.

The initial Purchase Payment must be at least $25,000. Each additional Purchase Payment must be at least $10,000. You will need our prior approval if you want to make a Purchase Payment(s) of more than $1,000,000.

Each Owner must be age 80 or younger on the Contract Effective Date.

Indexed Strategies (See “Indexed Strategies” section below for more details)

For this Contract, we currently offer eight Indexed Strategies. Each of these Indexed Strategies uses one of three Indexes: S&P 500® Index, iShares® MSCI EAFE ETF, and iShares® U.S. Real Estate ETF. Four of these Indexed Strategies have one-year Terms, and four have two-year Terms.

S&P 500 1-year Term with Cap

S&P 500 2-year Term with Cap

S&P 500 1-year Term with Participation Rate

S&P 500 2-year Term with Participation Rate

iShares MSCI EAFE ETF 1-year Term with Participation Rate

iShares MSCI EAFE ETF 2-year Term with Participation Rate

iShares U.S. Real Estate ETF 1-year Term with Participation Rate

iShares U.S. Real Estate ETF 2-year Term with Participation Rate

Indexed Strategy Value (See “Indexed Strategy Value at End of Term” and “Indexed Strategy Value before End of Term” sections below for more details)

The value of an Indexed Strategy changes from day to day throughout each Term. The method used to calculate the Strategy value depends on whether the value is being calculated at the end of a Term or during a Term.

•

Once the last Market Day of the Term has been reached, the value of an Indexed Strategy is equal to the remaining Investment Base increased for any rise in the applicable Index over that Term or decreased for any fall in the applicable Index over that Term. Any increase for the Term is limited by the Cap or Upside Participation Rate for the Term. Any decrease for the Term is limited by the Downside Participation Rate.

•

On each day before the last Market Day of the Term, the value of an Indexed Strategy is equal to the remaining Investment Base increased or decreased by the Daily Value Percentage as of the most recent Market Close.

A withdrawal reduces the Strategy value by the amount of the withdrawal and any related Early Withdrawal Charge.

Investment Base (See “Indexed Strategies” section below for more details)

The value of an Indexed Strategy is calculated using the Investment Base. The Investment Base is not your Strategy Value, Account Value, Surrender Value, Annuity Payout value, or Death Benefit value, but it is used to calculate those values.

At the start of a Term, the Investment Base of an Indexed Strategy is equal to the amount applied to that Strategy for that Term. The Investment Base decreases each day during a Term by the amount of the Daily Charge.

In addition, a withdrawal reduces the Investment Base by the amount that is proportional to the reduction in the Strategy value on account of the withdrawal and any related Early Withdrawal Charge. For example, if a withdrawal and the related Early Withdrawal Charge are equal to 35% of the Strategy value, then the Investment Base for that Strategy will be reduced by 35%.

This means the dollar amount of the proportional reduction in the Investment Base will not be the same as the dollar amount of the withdrawal and the Early Withdrawal Charge.

•

If the Strategy value immediately before the withdrawal is greater than the Investment Base, then the proportional reduction in the Investment Base will be less than the withdrawal and the related Early Withdrawal Charge.

•

If the Strategy value immediately before the withdrawal is less than the Investment Base, then the proportional reduction in the Investment Base will be greater than the withdrawal and the related Early Withdrawal Charge.

Daily Charge (See “Daily Charge” section below for more details)

The Investment Base is reduced daily by an amount equal to the Daily Charge. The Daily Charge is calculated using a daily rate that compounds at 0.75% per year.

For an Indexed Strategy, it is calculated as a percentage of the remaining Investment Base and deducted daily.

At the end of a Term during which no withdrawals were made, the Daily Charges through the Term End Date are equal to the Investment Base on the Term Start Date times the annual rate at which the Daily Charge compounds.

Example. At the beginning of a Term, you allocate $100,000 to an Indexed Strategy. You do not take any withdrawals during that Term. Over the course of the Term, the Daily Charge amounts to $750 ($100,000 Investment Base times 0.75% Daily Charge Rate), which reduces the Investment Base at the end of the Term to $99,250.

Before the end of a Term, the Daily Charge is the Investment Base from the prior day, multiplied by the Daily Charge rate. If no withdrawals are made during the Term, the sum of the Daily Charges from the first day of the Term to any day during the Term is equal to: Investment Base on the Term Start Date – (Investment Base on the Term Start Date x (1 – Daily Charge Rate) ^ number of days elapsed prior to withdrawal).

Examples. At the beginning of a Term, you allocate $100,000 to an Indexed Strategy. You do not take any withdrawals during that Term.

	On Day 73 of the Term	On Day 219 of the Term
Investment Base Calculation
Initial Investment Base	$100,000	$100,000
Accumulated Daily Charges	$150 = ($100,000 - ($100,000 x (1 - 0.0000206251) ^ 73)	$451 = ($100,000 - ($100,000 x (1 - 0.0000206251) ^ 219)
Investment Base After Daily Charges	$99,850 = ($100,000 - $150)	$99,549 = ($100,000 - $451)

Indexed Strategy Value at End of Term (See “Indexed Strategy Value at End of Term” section below for more details)

At the end of a Term, the value of an Indexed Strategy is equal to the remaining Investment Base increased for any rise in the Index or decreased for any fall in the Index over the Term.

Any increase for the Term is potentially limited by a Cap or limited by an Upside Participation Rate. The Cap for a Term is the largest rise in the Index over the Term taken into account to determine the Strategy value at the end of the Term. For example, if the Cap is 10% and the Index increases by 16%, the Cap limits the increase in the Investment Base to 10%. The Upside Participation Rate for a Term is the portion of any rise in the Index over the Term that is taken into account to determine the Strategy value at the end of the Term. For example, if the Upside Participation Rate is 50% and the Index increases by 16%, the Upside Participation Rate limits the increase in the Investment Base to 8%.

Any decrease for a Term is limited by the Downside Participation Rate. The Downside Participation Rate is the portion of any fall in the Index over the Term taken into account to determine the Strategy value at the end of the Term. For example, if the Downside Participation Rate is 50% and the Index decreases by 20%, the Downside Participation Rate limits the decrease in the Investment Base to -10%.

Daily Charges are deducted from the Investment Base before the increase for any rise in the Index or decrease for any fall in the Index is applied.

Examples. At the beginning of a Term, you allocate $100,000 to an Indexed Strategy. You do not take any withdrawals during that Term. Changes in the Index over a Term would have the following impact on Strategy Values at the Term End, depending on the Cap or Participation Rate that applies:

(a)

When the Index rises over a Term, the resulting Strategy Value increase will be smaller than the rise in the Index applied to the initial Investment Base. This is because the Daily Charge reduces the Investment Base before the Index rise is taken into account. (Note: this would not apply if the Upside Participation Rate were to exceed 100% to the extent needed to offset the Daily Charge).

(b)

When the Index falls over a Term, the resulting Strategy Value decrease will be larger than 50% of the Index fall applied to the initial Investment Base. This is because the Daily Charge reduces the Investment Base before the Index fall is taken into account.

We set the Caps and Upside Participation Rates for each Indexed Strategy prior to the start of each Term. This means Caps and Upside Participation Rates may change for each Term. A Cap will never be lower than 1%. An Upside Participation Rate will never be less than 5%. At least 10 days before the next Term starts, we will post the Caps and Upside Participation Rates that will apply to the Indexed Strategies for that next Term on our website (www.gaig.com/RILArates).

Any increase in the value of an Indexed Strategy at the end of a Term is based on the value of the underlying Index on the final Market Day of the Term. This means that you may experience negative or flat performance for the Term even though the underlying Index rose throughout some or most of the Term.

For each Term of each Indexed Strategy that we currently offer with this Contact, the Downside Participation Rate is 50%. The Downside Participation for these Indexed Strategies will not change. In a hypothetical worst case scenario where the Index falls by 100% over the Term and the Downside Participation Rate is 50%, then the Strategy value at the end of the Term will be equal to the Investment Base decreased by 50% in addition to the impact of the Daily Charges on the Investment Base.

Indexed Strategy Value before End of Term (See “Indexed Strategy Value Before End of Term” section below for more details)

Before the end of a Term, the value of an Indexed Strategy is equal to the Investment Base increased or decreased by the Daily Value Percentage. For example, if the Investment Base for a Strategy is $100,000 and the Daily Value Percentage is 8%, then the value of your Strategy on that day is equal to $108,000 ($100,000 Investment Base, increased by $100,000 x 8%). If the Investment Base for a Strategy is $100,000 and the Daily Value Percentage is -4%, then the value of your Strategy on that day is equal to $96,000 ($100,000 Investment Base, decreased by $100,000 x -4%).

The Daily Value Percentage is equal to the Net Option Price, reduced by the Amortized Option Cost and the Trading Cost.

•

The Net Option Price is the calculated price of hypothetical options that represent the projected change in the applicable Index over the full Term. The calculated price takes into account the applicable Cap or Upside Participation Rate and the Downside Participation Rate.

•

For strategies with a Cap, the Net Option Price as of a Market Close is a percentage equal to: (1) the ATM Call Option Price at that Market Close; minus (2) the OTM Call Option Price at that Market Close; and minus (3) the ATM Put Option Price at that Market Close multiplied by the Downside Participation Rate.

•

For strategies with an Upside Participation Rate, the Net Option Price as of a Market Close is a percentage equal to: (1) the ATM Call Option Price at a Market Close multiplied by the Upside Participation Rate; minus (2) the ATM Put Option Price at that Market Close multiplied by the Downside Participation Rate.

•	The Amortized Option Cost is the calculated price of those options at the start of the Term amortized over the Term.

•

The Amortized Option Cost is a percentage equal to: (1) the initial Net Option Price for an Indexed Strategy for the Term; multiplied by (2) the number of days remaining until the final Market Close of that Term divided by 365 days if that Term is one year long or by 730 days if that Term is two years long.

•	The Trading Cost is the estimated cost of selling those options. It is a percentage set by us by the last Market Close on or before that day.

Here is the formula we use to calculate the Daily Value Percentage.

Daily Value Percentage = Net Option Price – Amortized Option Cost – Trading Cost

Examples. At the beginning of a Term, you allocate $100,000 to an Indexed Strategy. You do not take any withdrawals during that Term.

	On Day 73 of the Term	On Day 219 of the Term
Investment Base Calculation
Initial Investment Base	$100,000	$100,000
Accumulated Daily Charges	$150	$451
Investment Base on Day 73	$99,850 ($100,000 - $150)	$99,549 ($100,000 - $451)
Assumptions
Net Option Price	1.61%	10.00%
Amortized Option Cost	2.11%	0.70%
Trading Cost	0.20%	0.20%
Calculations
Daily Value Percentage	-0.70% (1.61% - 2.11% - 0.20%)	9.10% (10.00% - 0.70% - 0.20%)
Dollar amount of increase/decrease	$699 decrease ($99,850 x -0.70%)	$9,059 increase ($99,549 x 9.10%)
Strategy value	$99,151 ($99,850 - $699)	$108,608 ($99,549 + $9,059)

Strategy Renewals and Reallocations (See “Strategy Selections at Term End” section below for more details)

At the end of each Term, you may reallocate the ending values of the Indexed Strategies for that Term among the Strategies.

•	If you reallocate, then we will apply the ending values of the Indexed Strategies to a new Term of the Indexed Strategies that you select.

•	If you do not reallocate, then we will apply the ending value of each Indexed Strategy to a new Term of that same Strategy.

You cannot reallocate your value among Indexed Strategies during a Term. We will send you written notice at least 30 days before the end of a Term to provide you with the opportunity to make a reallocation. However, you will not know the Cap and Upside Participation Rates applicable to a new Term until 10 days before the end of the current Term. You should consider this information before finalizing your renewal or reallocation decision.

Access to Your Money through Withdrawals (See “Cash Benefit” section below for more details)

You may take a withdrawal from your Contract at any time prior to the Annuity Payout Initiation Date. During the first six Contract Years, an Early Withdrawal Charge will apply unless (a) your withdrawal qualifies for the Free Withdrawal Allowance or (b) the withdrawal qualifies for a waiver (as explained in the “Early Withdrawal Charge—Early Withdrawal Charge Waiver” section). A withdrawal from an Indexed Strategy will reduce the Account Value by the amount of the withdrawal, including any taxes and any applicable Early Withdrawal Charge. A withdrawal during a Term will reduce the Investment Base, which is used to calculate subsequent Strategy values for that Term, by an amount that is proportional to the reduction in the Indexed Strategy value due to the withdrawal.

Early Withdrawal Charge (See “Early Withdrawal Charge” section below for more details)

An Early Withdrawal Charge applies during the first six Contract Years if you Surrender your Contract or withdraw an amount in excess of the Free Withdrawal Allowance. The charge is equal to the amount subject to the charge multiplied by the applicable rate set out below.

Contract Year	1	2	3	4	5	6	7+
Early Withdrawal Charge Rate	9%	8%	7%	6%	5%	4%	0%

If you take a withdrawal from your Contract, the amount subject to the charge is the amount you withdraw plus any amount needed to pay the Early Withdrawal Charge. If you Surrender your Contract, the amount subject to the charge is your Account Value.

When you request a withdrawal, we will reduce the amount we pay you by the amount of the Early Withdrawal Charge. If you instruct us to pay you the specific withdrawal amount, we will instead reduce your Account Value by both the requested specific withdrawal amount, as well as the amount of the Early Withdrawal Charge. In this case, since you opted not to pay the Early Withdrawal Charge out of your withdrawal proceeds, we treat the Early Withdrawal Charge as an additional requested withdrawal. We will apply the Early Withdrawal Charge to both the specified withdrawal amount, as well as any amounts we withdraw to cover your Early Withdrawal Charges. The Early Withdrawal Charge does not apply to a withdrawal that qualifies for the Free Withdrawal Allowance or the amount, if any, that qualifies for another waiver.

For example, if after using their Free Withdrawal Allowance a contractholder requested that an additional $10,000 be withdrawn from their Account Value when a 9% Early Withdrawal Charge was in effect, a $900 Early Withdrawal Charge would apply (9% of $10,000 withdrawn). The contractholder would receive $9,100 ($10,000 – $900), minus any income tax withholding.

Similarly, if a contractholder instead requested that they receive a net amount of $10,000 from their account in the same circumstances, we would treat the Early Withdrawal Charge amount as an additional requested withdrawal subject to an Early Withdrawal Charge. This means that we will “gross up” your requested withdrawal to cover applicable Early Withdrawal Charges (and any income tax withholding). If we assume that no income tax withholding applies, the withdrawal would be grossed up to $10,989, calculated by dividing the net amount requested by 1 minus the Early Withdrawal Charge rate ($10,000 / (1 – 0.09)). The Early Withdrawal Charge would be $989 (9% of the $10,989 withdrawal), and the contractholder would receive $10,000 ($10,989 – $989).

Free Withdrawal Allowance (See “Early Withdrawal Charge” section below for more details)

The Early Withdrawal Charge does not apply to the Free Withdrawal Allowance.

•	For the first Contract Year, the Free Withdrawal Allowance is an amount equal to 10% of the total Purchase Payments received by us.

•	For each subsequent Contract Year, the Free Withdrawal Allowance is equal to 10% of the Account Value as of the most recent Contract Anniversary.

Payout Options (See “Payout Options” section below for more details)

Like all annuity contracts, the Contract offers a range of Payout Options, which provide payments for your lifetime or for a fixed period. After payments begin, you cannot change the Payout Option or any fixed period you selected. The standard Payout Options are listed below.

•	Fixed Period Payout

•	Life Payout

•	Life Payout with Payments for at Least a Fixed Period

•	Joint and One-Half Survivor Payout

Death Benefit (See “Death Benefit” section below for more details)

A Death Benefit is payable under the Contract if you die before the Annuity Payout Initiation Date. If the Owner is a non-natural person, such as a trust or a corporation, then a Death Benefit is payable under the Contract if an Annuitant dies before the Annuity Payout Initiation Date.

The Death Benefit value is the greater of: (1) the Account Value as of the applicable date; or (2) the Return of Premium Guarantee, which will be equal to your Purchase Payment(s) reduced proportionally for all withdrawals, but not including amounts deducted to pay Early Withdrawal Charges. The Return of Premium Guarantee is not reduced by Daily Charges.

Tax Deferral (See “Federal Tax Considerations” section below for more details)

The Contract is generally tax deferred, which means that you are not taxed on the earnings in your Contract until the money is paid to you. Contracts owned by non-natural owners, such as trusts and corporations, are subject to special rules.

A tax-qualified retirement plan such as an IRA also provides tax deferral. Buying the Contract within a tax-qualified retirement plan does not give you any extra tax benefits. There should be reasons other than tax deferral for buying the Contract within a tax-qualified retirement plan.

Right to Cancel (See “Right to Cancel (Free Look)” section below for more details)

If you purchase a Contract, you may cancel it within 20 days after you receive it. If you purchase a Contract to replace an existing annuity contract or insurance policy, you have 30 days to cancel the Contract. The right to cancel period may be longer in some states. If you cancel your Contract, you will receive a refund. The amount of the refund will depend on where you live. In some states, the refund amount is equal to the Purchase Payments. In other states, the refund amount is equal to the Account Value on the day that we receive a cancellation request. In this case, an owner bears the risk of changes in Indexed Strategy values before cancellation. No adjustment will be made for the Daily Value Percentage and no Early Withdrawal Charges will apply to the amount refunded. Unless required by state law, we do not refund any Daily Charge assessed during the free look period or any Early Withdrawal Charges assessed during the free look period that relate to a withdrawal taken before you cancel the Contract. See the Right to Cancel (Free Look) section for more information about your cancellation rights and the State Variations section of this prospectus for more information about state variations that apply to cancellation rights.

There may be tax consequences if you cancel the Contract. You should seek advice on tax questions based on your particular circumstances from a tax advisor.

RISK FACTORS

The Contract involves certain risks that you should understand before purchasing it. You should carefully consider your income needs and risk tolerance to determine whether the Contract or a particular Indexed Strategy is appropriate for you. The level of risk you bear and your potential investment performance will differ depending on the Indexed Strategies you choose.

Loss of Principal Related to Indexed Strategies

There is a significant risk of loss of principal and prior earnings due to the fall of an Index if you allocate your Purchase Payment(s) to an Indexed Strategy. Such a loss may be substantial. This risk exists because, at the end of that Term, you can lose up to 50% of the money allocated to an Indexed Strategy. In addition, before the end of a Term, the value of an Indexed Strategy may be even less than 50% of the money allocated to that Indexed Strategy because the loss will include a reduction for the Amortized Option Cost and the Trading Cost. If you allocate money to one or more Indexed Strategies over multiple Terms, you may lose money each Term, which may result in a cumulative loss that is greater than 50% of your Purchase Payment(s).

If we offer a new Indexed Strategy in the future, the Downside Participation Rate for the Strategy may be more or less than 50%. The risk of loss of principal will be greater if you allocate money to a Strategy with a higher Downside Participation Rate. In a worst case scenario, if we eliminate all of the current Indexed Strategies and offer only new Indexed Strategies with higher Downside Participation Rates, then your risk of loss of principal will increase.

Loss of Principal Related to Daily Charge

There is a risk of loss of principal and related earnings as a result of the Daily Charge. The Daily Charge reduces your Investment Base, which will result in reduced Strategy values. In addition, any Index increases will not apply to amounts deducted as Daily Charges because Daily Charges are subtracted from the Investment Base prior to calculating Strategy values.

You could realize losses even when the Index rises. This will occur when the amount of increase attributable to an Index rise is smaller than the amount needed to offset the Daily Charge.

For example, if the Investment Base of an Indexed Strategy at the start of a Term is $100,000 and $650 in Daily Charges have been deducted since the start of the Term, the remaining Investment Base will be $99,350 ($100,000 – $650). If on that date the Daily Value Percentage is a positive 0.5%, then the Strategy Value on that date will be $99,847 ($99,350 x 100.5%). The Daily Charges exceed the value attributable to the 0.5% increase, resulting in a net reduction in the Strategy Value since the start of the Term. In addition, the 0.5% increase will not apply to the $650 applied to pay the Daily Charges because the Daily Charges are subtracted from the Investment Base before calculating the Strategy value.

When the Index falls, the Daily Charge will cause you to realize losses in excess of the Downside Participation Rate.

Loss of Principal Related to Early Withdrawal Charge

There is also a risk of loss of principal and prior earnings if you take a withdrawal from your Contract or Surrender it during the first six Contract Years and an Early Withdrawal Charge applies. This risk exists for each Strategy. An Early Withdrawal Charge will reduce the value of the Strategy. This reduction may exceed any prior earnings.

Long-Term Nature of Contract

The Contract is a deferred annuity, which means the Annuity Payout Benefit will begin on a future date. We designed the Contract to be a long-term investment that you can use to help build a retirement nest egg and provide income for retirement. The limitations, adjustments and charges included in the Contract reflect its long-term nature.

Limits on Strategy Value at End of Term

If the Index rises over the Term and a Cap applies, then the Strategy value at the end of the Term can never be more than the Investment Base increased by the Cap for that Term even if the Index has risen by more than the Cap. If the Index rises over the Term and an Upside Participation Rate applies, then the Strategy value at the end of the Term will be the Investment Base increased by your share of the rise in the Index. Your share of any rise in the Index is equal to the Upside Participation Rate for that Term multiplied by the rise in the Index. Due to these limitations, in many cases the return on money allocated to an Indexed Strategy with a Cap will not fully reflect the corresponding rise in the Index over the Term and the return on money allocated to an Indexed Strategy with an Upside Participation Rate that is less than 100% will never reflect the entire corresponding rise in the Index over the Term.

Index Changes Over the Course of Term

At the end of a Term, we measure the Index change by comparing the Index value on the first day of the Term to the Index value on the last day of the Term. This means that if the Index value is lower on the last day of the Term, you may experience negative or flat performance even if the Index rose through some, or most, of the Term.

The Contract offers you the opportunity to allocate funds to Indexed Strategies for one year or two year Terms. For Indexed Strategies with two-year terms, changes in Strategy value as a result of Index performance will only be measured over a two year period and not annually.

Limits on Strategy Value before End of Term

Before the end of a Term, we calculate the value of an Indexed Strategy using a Daily Value Percentage that is not tied directly to the underlying Index. The Daily Value Percentage includes the prices of hypothetical options. Such option prices will vary from day to day. You will bear the risk that the Daily Value Percentage may decrease the Strategy value before the end of a Term.

The Daily Value Percentage includes deductions for the Amortized Option Cost and the Trading Cost, which means that any Strategy value before the end of a Term will almost always be less than the value suggested by the rise or fall of the Index. Because the Amortized Option Cost is a decreasing value, its negative impact on Strategy values will be more pronounced at the start of a Term than at the end of that Term. In addition, even if the Index rises, the Strategy value may be less than the Investment Base due to these deductions.

Strategy values are used to calculate the amount payable upon Surrender, applied to the Annuity Payout Benefit, or payable as the Death Benefit. Accordingly, the Amortized Option Cost and Trading Cost will have a negative effect on such benefits taken before the end of a Term.

For more information on how we determine the prices of hypothetical options, see the Option Prices section of this Prospectus.

Limits on Reallocations

You cannot reallocate money among the Indexed Strategies prior to the end of a Term. If you want to take money out of an Indexed Strategy during a Term, you must take a withdrawal or Surrender your Contract.

Effect of Surrenders

If you Surrender your Contract at any time during the first six Contract Years and an Early Withdrawal Charge applies, the amount payable will reflect a deduction for the charge. If you Surrender your Contract at the end of a Term, the amount payable will reflect any rise or fall of the applicable Indexes over the Term, applicable Caps and Upside Participation Rates and the Downside Participation Rate. If you Surrender your Contract before the end of a Term, the amount payable will reflect the applicable Daily Value Percentage.

Effect of All Withdrawals

If you take a withdrawal at any time, we will reduce your Account Value by an amount equal to your withdrawal. If you take a withdrawal during the first six Contract Years and an Early Withdrawal Charge applies, we will also reduce your Account Value by the amount of the charge.

Each withdrawal from an Indexed Strategy, including withdrawals available under the Free Withdrawal Allowance, withdrawals that qualify for a waiver of the Early Withdrawal Charge, withdrawals under an automatic withdrawal program and withdrawals to satisfy a required distribution, will reduce the Account Value.

Timing and Effect of Withdrawals Before End of Term

You should take into consideration the dates on which the Term(s) of your Indexed Strategies end relative to the timing of a withdrawal.

•	If you take a withdrawal from an Indexed Strategy before the end of a Term, we will immediately reduce the Investment Base for that Indexed Strategy.

•	The reduction will be proportional to the reduction in the Strategy Value, which means that the proportional reduction in the Investment Base could be larger than the dollar amount of the withdrawal.

•

Reductions to the Investment Base will have a negative effect on any increases in the Indexed Strategy value for the remainder of that Term, but will reduce any decreases in the Indexed Strategy value for the remainder of that Term.

•	Once the Investment Base for an Indexed Strategy is reduced due to a withdrawal before the end of a Term, it will not increase at any time during the remainder of that Term.

Each withdrawal from an Indexed Strategy before the end of a Term, including withdrawals available under the Free Withdrawal Allowance, withdrawals that qualify for a waiver of the Early Withdrawal Charge, withdrawals under an automatic withdrawal program and withdrawals to satisfy a required distribution, will proportionally reduce the Investment Base.

No Ability to Determine Contract Values in Advance

We will process any withdrawal request at the first Market Close after receipt of your Request in Good Order. This means you will not be able to determine in advance the amount of the proportional reduction in the Investment Base due to the withdrawal. Likewise, you will not be able to determine in advance the amount payable upon Surrender, to be applied to the Annuity Payout Benefit or payable as the Death Benefit.

Changes in Caps, Upside Participation Rates, and Trading Cost

We set a Cap or an Upside Participation Rate for each new Term of an Indexed Strategy. The Cap or Upside Participation Rate for a new Term of an Indexed Strategy may be lower than its Cap or Upside Participation Rate for the current Term. A Cap may be as low as 1%. An Upside Participation Rate may be as low as 5%. You risk the possibility that the Cap or Upside Participation Rate for a new Term may be lower than you would find acceptable.

We may change the Trading Cost at any time due to changes in option prices. You bear the risk of any negative effect of an increase in the Trading Cost.

Unavailable Indexed Strategies

At the end of a Term, we may stop offering any Indexed Strategy other than the S&P 500 1-year Term with Participation Rate Indexed Strategy. Consequently, any other Indexed Strategy you selected may not be available after the end of a Term. In such an event, the Company will amend the prospectus. At least 30 days before the end of each Term, we will send you a written notice with information about the Indexed Strategies that will be available for the next Term. If funds are allocated to an Indexed Strategy that will not be available for the next Term and you do not request a reallocation of those funds, we will apply the ending value of that Indexed Strategy to a default Strategy for the new Term. The default Strategy will be the S&P 500 1-year Term with Participation Rate Indexed Strategy.

We may establish minimum and maximum amounts or percentages that may be applied to a given Indexed Strategy. This means that an Indexed Strategy you selected may not be available after the end of a Term because the amount to be applied to that Strategy is less than the minimum we set for the new Term. Likewise, the amount to be applied to an Indexed Strategy may be limited by the maximum we set for the new Term. At least 30 days before the end of each Term, we will send you a written notice with information about any maximum or minimum that will apply for the next Term. If funds cannot be applied to a Strategy due to the minimum or maximum we set for the next Term and you do not request a reallocation of those funds, we will apply the funds to a default Strategy for the new Term. The default Strategy will be the S&P 500 1-year Term with Participation Rate Indexed Strategy.

In these cases, the funds that we allocate to the default Strategy may earn a return that is lower than the return those funds would have earned if they had been applied to the Indexed Strategy you selected.

If you choose to Surrender your Contract because a certain Indexed Strategy is no longer available, you may be subject to an Early Withdrawal Charge. There may be tax consequences if you Surrender your Contract. You should seek advice on tax questions based on your particular circumstances from a tax advisor.

Replacement of an Index

We have the right to replace an Index if it is discontinued or we are no longer able to use it, its calculation changes substantially, or we determine that hedging instruments are difficult to acquire or the cost of hedging becomes excessive. We may do so at the end of a Term or during a Term. If we replace an Index, notice will be provided to contract owners and the Company will amend the prospectus. If we replace an Index during a Term, we will calculate any rise or fall in the Index using the old Index up until the replacement date. After the replacement date, we will calculate any rise or fall in the Index using the new Index. The performance of the new Index may not be as good as the performance of the old Index. As a result, funds allocated to an Indexed Strategy may earn a return that is lower than the return they would have earned if there had been no replacement.

Involuntary Termination of Contract

If your Account Value on any anniversary of the initial Strategy Application Date is below the minimum value of $5,000 for any reason, we may terminate your Contract on that anniversary. If your Contract has Terms that end on the same date because you made only one Purchase Payment, any involuntary termination will occur on that date. If your Contract has Terms that end on different dates because you made more than one Purchase Payment, any involuntary termination will occur on one of those dates, which will be the end of one Term but not the end of the other Terms. In this case, the Surrender Value payable upon termination of your Contract will reflect the Daily Value Percentages used to calculate the values of Indexed Strategies with Terms that are not ending on the termination date.

No Direct Investment in S&P 500 Index

When you allocate money to an Indexed Strategy that uses the S&P 500 Index, you will not be investing in that Index, or in any stock included in that Index. The S&P 500 Index is calculated without taking into account dividends paid on stocks that make up the S&P 500 Index. In addition, because the performance of an S&P 500 Indexed Strategy is linked to the performance of the S&P 500 Index and not the performance of the stocks included in the Index, your return may be less than that of a direct investment in such stocks. In addition, due to the same limitations, your return may be less than that of a direct investment in a fund that tracks the S&P 500 Index.

No Direct Investment in an iShares ETF

When you allocate money to an Indexed Strategy that uses the iShares MSCI EAFE ETF or iShares U.S. Real Estate ETF, you will not be investing in that exchange-traded fund, the securities or other assets held by the fund, in any underlying index tracked by the fund, or in the securities or other assets held by such underlying index. In addition, because the performance of an iShares ETF is linked to the performance of the share price of the ETF, which is determined by trading on the exchange, and not the performance of its investment portfolio, its underlying index or the components of that index, your return may be less than that of a direct investment in the securities or other assets held by the fund or a direct investment in the components of the fund’s underlying index. In addition, due to the same limitations, your return may be less than that of a direct investment in the fund.

Divergence of Performance

The performance of an Indexed Strategy will diverge from the performance of the underlying Index because changes in the value of an Indexed Strategy at the end of a Term are subject to Caps or Upside Participation Rates and the Downside Participation Rate, and because changes in the value of an Indexed Strategy before the end of a Term are based on the Daily Value Percentage.

Market Risk Related to Indexes

Money allocated to an Indexed Strategy that uses the S&P 500 Index is subject to the risk that the market value of the underlying securities that comprise the S&P 500 Index may decline over a Term. Likewise, money allocated to an Indexed Strategy that uses the iShares MSCI EAFE ETF or the iShares U.S. Real Estate ETF is subject to the risk that the fund’s share price may decline over a Term. The level of the S&P 500 Index and the share prices of the iShares MSCI EAFE ETF and the iShares U.S. Real Estate ETF may be volatile. Any such market loss in an amount up to the Downside Participation Rate will be reflected in the Indexed Strategy value. For example, with a Downside Participation Rate of 50%, the Indexed Strategy value will be reduced by 50% of a fall in the Index at the end of a Term. This risk applies even if you do not take a withdrawal before the end of a Term.

The outbreak of the novel coronavirus known as COVID-19 was declared a pandemic by the World Health Organization in March 2020. As of the date of this prospectus, the COVID-19 pandemic has led to significant volatility in the financial markets. These market conditions have impacted the performance of the Indexes to which the Indexed Strategies are linked. If these market conditions continue, and depending on your individual circumstances (e.g., your selected Indexed Strategies and the timing of any Purchase Payments, transfers, or withdrawals), you may experience (perhaps significant) negative returns under the Contract. The duration of the COVID-19 pandemic, and the future impact that the pandemic may have on the financial markets and global economy, cannot be foreseen, however. You should consult with a Financial Professional about how the COVID-19 pandemic and the recent market conditions may impact your future investment decisions related to the Contract, such as purchasing the Contract or making Purchase Payments, transfers, or withdrawals, based on your individual circumstances.

The historical performance of an Index does not guarantee future results.

S&P 500 Index. The S&P 500® Index is designed to reflect the large-cap sector of the U.S. equity market and, due to its composition, it also represents the U.S. equity market in general. Any positive change in the S&P 500 Index over a Term will be lower than the total return on an investment in the stocks that comprise the S&P 500 Index because such total return will reflect dividend payments on those stocks and the S&P 500 Index will not reflect those dividend payments. More information about the S&P 500 Index is set out in the Indexes section of this prospectus.

iShares MSCI EAFE ETF. The iShares MSCI EAFE ETF is an exchange traded fund that seeks to track the investment results of an index composed of large- and mid-capitalization developed market equities, excluding the U.S. and Canada (MSCI EAFE Index). This underlying index includes stocks from Europe, Australasia and the Far East. It may include large- or mid-capitalization companies. The share price of the iShares MSCI EAFE ETF is tied to the performance of large- and mid-capitalization developed market equites, excluding the U.S. and Canada. The share price may not replicate the performance of the fund, its underlying index, or the components of that index. More information about the iShares MSCI EAFE ETF is set out in the Indexes section of this prospectus. To learn more about the iShares MSCI EAFE ETF, visit iShares.com and search ticker symbol EFA.

iShares U.S. Real Estate ETF. The iShares U.S. Real Estate ETF is an exchange traded fund that seeks to track the investment results of an index composed of U.S. equities in the real estate sector (Dow Jones U.S. Real Estate Index). This underlying index may include large-, mid- or small-capitalization companies. A significant portion of the underlying index is represented by real estate investment trusts (REITs), but the components are likely to change over time. The share price of the iShares U.S. Real Estate ETF is tied to the performance of the real estate sector. The share price may not replicate the performance of the fund, its underlying index, or the components of that index. More information about the iShares U.S. Real Estate ETF is set out in the Indexes section of this prospectus. To learn more about the iShares U.S. Real Estate ETF, visit iShares.com and search ticker symbol IYR.

Market Risk Related to Option Prices

Before the end of a Term, money allocated to an Indexed Strategy is subject to the risk that changes in the related option prices may have a negative effect on the value of the Indexed Strategy. This risk applies only if you take a withdrawal before the end of a Term.

Regulatory Risk

Great American Life is not an investment company. Neither Great American Life nor the separate account that we established in connection with the Contracts is registered as an investment company under the Investment Company Act of 1940. The protections provided to investors by that Act are not applicable to the Contract.

Reliance on Our Claims-Paying Ability

No company other than Great American Life has any legal responsibility to pay amounts owed under the Contract. You should look to the financial strength of Great American Life for its claims-paying ability.

Our general account assets fund the guarantees provided in the Contracts. The assets are subject to our general business operation liabilities and claims of our creditors and may lose value. We established a non-unitized separate account for the purpose of supporting our obligation to adjust the Indexed Strategy values based on the Daily Value Percentage or rise or fall of the Index. The assets in the non-unitized separate account are not chargeable with liabilities arising out of any other business that we conduct but may lose value. The non-unitized separate account differs from the unitized separate accounts that support our variable annuity contracts. As a result, unlike the owner of a traditional variable annuity who has a beneficial interest in, and participates in the performance of, the assets of the related unitized separate account, you do not have any interest in or claim on the assets in the non-unitized separate account and you will not participate in any way in the performance of assets held in that account.

Various factors, such as those listed below, could materially affect our business, financial condition, cash flows or future results and, in turn, our financial strength and claims-paying ability. A more complete discussion of these factors appears on pages 75-79.

•	Financial losses including those resulting from the following events:

•	Adverse developments in financial markets and deterioration in global economic conditions

•	Unfavorable interest rate environments

•	Losses on our investment portfolio

•	Loss of market share due to intense competition

•	Ineffectiveness of risk management policies

•	Changes in applicable law and regulations

•	Inability to obtain or collect on reinsurance

•	A downgrade or potential downgrade in our financial strength ratings

•	Variations from actual experience and management’s estimates and assumptions that could result in inadequate reserves

•	Significant variations in the amount of capital we must hold to meet statutory capital requirements

•	Legal actions and regulatory proceedings

•	Difficulties with technology or data security

•	Failure to protect confidentiality of customer information

•	Failure to maintain effective and efficient information systems

•	Occurrence of catastrophic events, terrorism or military actions

The economic impacts of the COVID-19 pandemic may negatively affect our financial condition and results of operations. The extent to which the COVID-19 pandemic impacts financial markets, the global economy, and our financial strength and claims-paying ability will depend on future developments that cannot be predicted with certainty. We continue to be subject to significant state solvency regulations that require us to reserve amounts to pay our contractual guarantees. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors Related to GALIC’s Business,” and “Financial Statements”, and “Regulation” for additional financial information about the company and the state solvency regulations to which we are subject.

INDEXED STRATEGIES

The Indexed Strategies provide returns that are based, in part, upon changes in an Index. The Indexed Strategies do not earn interest at a fixed rate. Unlike a traditional variable annuity, the values of the Indexed Strategies are not based on the investment performance of underlying portfolios.

At the end of a Term, any increase in the value of an Indexed Strategy is determined after Daily Charges have been deducted from the Investment Base, and is based on the rise in the applicable Index since the start of that Term and the Cap or Upside Participation Rate for that Term. At the end of a Term, any decrease in the value of an Indexed Strategy is determined after Daily Charges have been deducted from the Investment Base, and is based on the fall in the applicable Index since the start of that Term and the Downside Participation Rate.

Before the end of a Term, the value of an Indexed Strategy is first decreased by Daily Charges. Then any increase or further decrease in the value of an Indexed Strategy is based on the calculated price of hypothetical options related to the possible future change in the applicable Index over the Term, the initial cost of those options, and the trading cost related to those options. The calculated price of those options takes into account the Cap or the Upside Participation Rate for the Term and the Downside Participation Rate.

Each Indexed Strategy has a Cap or an Upside Participation Rate for each Term. We will set a new Cap or Upside Participation Rate for each Indexed Strategy prior to the start of each Term.

Each Indexed Strategy has a Downside Participation Rate that will not change from Term to Term. For each Term of each Indexed Strategy that we currently offer, the Downside Participation Rate is 50%.

Each Term it is possible for you to lose a portion of the money you allocated to any Indexed Strategy.

Available Indexed Strategies

For this Contract, we currently offer eight Indexed Strategies. Each of these Indexed Strategies uses one of three Indexes: S&P 500® Index, iShares® MSCI EAFE ETF, and iShares® U.S. Real Estate ETF. Four of these Indexed Strategies have one-year Terms, and four have two-year Terms.

S&P 500 1-year Term with Cap

S&P 500 2-year Term with Cap

S&P 500 1-year Term with Participation Rate

S&P 500 2-year Term with Participation Rate

iShares MSCI EAFE ETF 1-year Term with Participation Rate

iShares MSCI EAFE ETF 2-year Term with Participation Rate

iShares U.S. Real Estate ETF 1-year Term with Participation Rate

iShares U.S. Real Estate ETF 2-year Term with Participation Rate

Considerations in Choosing an Indexed Strategy

When choosing among Indexed Strategies, you should consider the characteristics and risk profiles of the Indexes, which are discussed in the Indexes section of this prospectus. You should also consider Term lengths. It is generally more difficult to predict Index performance over a longer Term. In addition, you cannot reallocate funds among Strategies before the end of a Term, and the only way to exit a Strategy before the end of a Term is to take a withdrawal or Surrender your Contract.

When choosing among Indexed Strategies that use the same Index, you should also consider how the Caps and Participation Rates may affect the potential return.

•

An Indexed Strategy with Cap provides you with the opportunity to participate in any rise in the Index up to the Cap (after Daily Charges have been deducted from the Investment Base), but you will not participate in any rise in the Index in excess of the Cap.

•	An Indexed Strategy with Participation Rate provides you with the opportunity to share in any rise in the Index without a Cap, but your share of any rise is always expected to be less than 100%.

If we assume the Participation Rate is less than 100%, here is how an Indexed Strategy with Cap will perform in comparison to an Indexed Strategy with Participation Rate.

•	In any Term where the rise in the Index is less than the Cap, the Cap Strategy will always perform better than the corresponding Participation Rate Strategy.

•

In any Term where the rise in the Index is more than the Cap, but less than the Cap divided by the Upside Participation Rate, the Cap Strategy will always perform better than the corresponding Participation Rate Strategy.

•	In any Term where the rise in the Index is more than the Cap divided by the Upside Participation Rate, the Participation Rate Strategy will always perform better than the Cap Strategy.

•

In any Term where the Index falls, the Cap Strategy and Participation Rate Strategy will produce the same results at the end of the Term because both have a 50% Downside Participation Rate. However, before the end of the Term, due to different option pricing, they may have different Daily Value Percentages and returns.

Examples. These examples are intended to help you understand the interplay between Caps and Participation Rates in different market environments and how this interplay affects the comparative performance of Indexed Strategies that use the same Index.

	Return at end of Term
Index rise over Term	12% Cap	75% Upside Participation Rate	Explanation
4%	4%	3%	The Cap Strategy has a better return than the Participation Rate Strategy because the 4% rise in the Index is less than the 12% Cap.

14%	12%	10.5%	The Cap Strategy has a better return than the Participation Rate Strategy because the 14% rise in the Index is more than the 12% Cap, but less than 16% (the 12% Cap divided by the 75% Upside Participation Rate).

16%	12%	12%	Both Strategies have the same positive return because the rise in the Index is equal to 16% (the 12% Cap divided by the 75% Upside Participation Rate).

20%	12%	15%	The Participation Rate Strategy has a better return than the Cap Strategy because the 20% rise in the Index is more than 16% (the 12% Cap divided by the 75%Upside Participation Rate)

-30%	-15%	-15%	Both Strategies have the same negative return.

Term

Each Term of an Indexed Strategy will start and end on a Strategy Application Date. Each Term is either one year long or two years long. A new Term will start at the end of the preceding Term.

If you make only one Purchase Payment or you make all of your Purchase Payments before the initial Strategy Application Date, then each Term of each Indexed Strategy will end on the same date in any given year. If you make a Purchase Payment after the initial Strategy Application Date, then your Purchase Payments will be applied to the Indexed Strategies on different Strategy Application Dates. In this case, an Indexed Strategy may have Terms that end on different dates in any given year.

Examples. These examples show how a Contract with multiple Purchase Payments may have Terms that end on different dates.

•

You make your initial Purchase Payment on March 10 and another Purchase Payment on March 17. You allocate both payments to the same Indexed Strategy and both payments are applied on March 20. Each Term of that Indexed Strategy will start and end on March 20.

•

You make your initial Purchase Payment on May 2 and another Purchase Payment on June 14. You allocate both payments to the same Indexed Strategy. Your initial Purchase Payment is applied on May 6 and the other Purchase Payment is applied on June 20. That Indexed Strategy will have Terms that start and end on May 6 and other Terms that start and end on June 20.

Investment Base

The value of an Indexed Strategy is calculated using the Investment Base. The Investment Base is not your Account Value, Surrender Value, Annuity Payout value, or Death Benefit value, but it is used to calculate those values.

The Investment Base is the amount applied to the Strategy at the start of the current Term, reduced proportionally for each withdrawal and related Early Withdrawal Charge during the current Term. The Investment Base is reduced daily by an amount equal to the Daily Charge.

A withdrawal and the Related Early Withdrawal Charge reduce the Investment Base by an amount that is proportional to the reduction in the value of the Indexed Strategy due to the withdrawal and the charge.

•

If the Strategy value immediately before the withdrawal is greater than the Investment Base, then the reduction in the Investment Base will be less than the withdrawal and the related Early Withdrawal Charge.

•

If the Strategy value immediately before the withdrawal is less than the Investment Base, then the reduction in the Investment Base will be more than the withdrawal and the related Early Withdrawal Charge.

Here are the formulas that we use to calculate a reduction in the Investment Base for a withdrawal, after Daily Charges have been taken into account.

Withdrawal as a percentage of Strategy value = withdrawal and related charge / Strategy value before withdrawal

Reduction in Investment Base = Investment Base before withdrawal x withdrawal as a percentage of Strategy value

Investment Base after withdrawal = Investment Base before withdrawal - reduction in Investment Base

Indexed Strategy Value

At the end of a Term, the value of an Indexed Strategy is equal to:

•	the Investment Base at the end of the Term; plus

•	any increase for a rise in the Index over the Term; or minus

•	any decrease for a fall in the Index over the Term.

In this formula, the Investment Base at the end of the Term is equal to the amount applied to the Strategy at the start of that Term, reduced by Daily Charges, and reduced proportionally for each withdrawal and related Early Withdrawal Charge that you took during that Term. After we calculate the Investment Base at the end of the Term, we calculate any increase for a rise in the Index over that Term or any decrease for a fall in the Index over that Term. Any increase for the Term is subject to the Cap or Upside Participation Rate for that Term. Any decrease for the Term is subject to the Downside Participation Rate.

Examples. At the end of a Term, the Investment Base in an Index Strategy is $5,000. You take a $1,000 withdrawal and no Early Withdrawal Charge applies to the withdrawal.

Assume that the Index had increased by 20% at the end of the Term, and either a Cap of 10% or an Upside Participation Rate of 50% was in place:

At Final Market Close of Term
Rise in Index	+20%
Increase as a Percentage	+10% (10% Cap, or 50% Par Rate x 20%)
Dollar Amount of Increase	+$500 ($5,000 x 10%)
Strategy value before Withdrawal	$5,500 ($5,000 + $500)
Withdrawal Amount	$1,000
Strategy Value at Term End	$4,500 ($5,500 - $1,000)

If in this example an Early Withdrawal Charge of 5% applied to the entire withdrawal amount and you requested a net amount of $1,000, your withdrawal amount would have been $1,053 ($1,000 / (1 – 0.05)), resulting in a Strategy Value at Term End of $4,447 ($5,500 - $1,053).

Assume that the Index had decreased by 20% at the end of the Term, and a 50% Downside Participation Rate was in place:

At Final Market Close of Term
Fall in Index	-20%
Decrease as a Percentage	-10% (50% x -20%)
Dollar Amount of Decrease	-$500 ($5,000 x -10%)
Strategy value before Withdrawal	$4,500 ($5,000 - $500)
Withdrawal Amount	$1,000
Strategy Value at Term End	$3,500 ($4,500 - $1,000)

If in this example an Early Withdrawal Charge of 5% applied to the entire withdrawal amount and you requested a net amount of $1,000, your withdrawal amount would have been $1,053 ($1,000 / (1 – 0.05)), resulting in a Strategy Value at Term End of $3,447 ($4,500 - $1,053).

On each day before the end of a Term, the value of an Indexed Strategy is equal to:

•	the Investment Base on that day; plus

•	any increase for a positive Daily Value Percentage; or minus

•	any decrease for a negative Daily Value Percentage.

In this formula, the Investment Base on each day before the end of the Term is equal to the amount applied to the Strategy at the start of that Term, reduced by Daily Charges, and reduced proportionally for each withdrawal and related Early Withdrawal Charge that you took on or before that day. After we calculate the Investment Base on that day, we calculate any increase for a positive Daily Value Percentage or any decrease for a negative Daily Value Percentage.

A withdrawal and the related Early Withdrawal Charge reduce the value of an Indexed Strategy by an amount equal to the withdrawal and the charge.

Examples. On the date of a withdrawal, the Investment Base in an Index Strategy is $5,000. You take a $1,000 withdrawal and no Early Withdrawal Charge applies to the withdrawal.

Assume that the Daily Value Percentage is 5% on the withdrawal date.

•	The increase for the Daily Value Percentage is equal to $250 ($5,000 x 5%).

•	The Strategy value on the withdrawal date is $5,250 ($5,000 + $250).

•	The Strategy value after the withdrawal is $4,250 ($5,250 - $1,000).

•	The withdrawal as a percentage of the Strategy value is 19.05% ($1,000 / $5,250).

•	The reduction in the Investment Base is $952 ($5,000 x 19.05%).

•	The Investment Base after the withdrawal is $4,048 ($5,000 - $952).

•	Because the Strategy Value on the withdrawal date was more than the Investment Base, the reduction in the Investment Base is only $952, which is less than the $1000 withdrawal.

If in this example an Early Withdrawal Charge of 5% applied to the entire withdrawal amount and you requested a net amount of $1,000:

•	The increase for the Daily Value Percentage is equal to $250 ($5,000 x 5%).

•	The Strategy value on the withdrawal date is $5,250 ($5,000 + $250).

•	The total amount withdrawn is $1,053 ($1,000 / (1 – 0.05)).

•	The Strategy value after the withdrawal is $4,197 ($5,250 - $1,053).

•	The withdrawal as a percentage of the Strategy value is 20.05% ($1,053 / $5,250).

•	The reduction in the Investment Base is $1,003 ($5,000 x 20.05%).

•	The Investment Base after the withdrawal is $3,997 ($5,000 - $1,003).

•	Because the Strategy Value on the withdrawal date was more than the Investment Base, the reduction in the Investment Base was $1,003, which is less than the $1,053 withdrawal.

Assume that the Daily Value Percentage is -10% on the withdrawal date.

•	The reduction for the Daily Value Percentage is equal to $500 ($5,000 x -10%).

•	The Strategy value on the withdrawal date is $4,500 ($5,000 - $500).

•	The Strategy value after the withdrawal is $3,500 ($4,500 - $1,000).

•	The withdrawal as a percentage of the Strategy value is 22.22% ($1,000 / $4,500).

•	The reduction in the Investment Base is $1,111 ($5,000 x 22.22%).

•	The Investment Base after the withdrawal is $3,889 ($5,000 - $1,111).

•	Because the Strategy Value on the withdrawal date was less than the Investment Base, the reduction in the Investment Base was $1,111, which is greater than the $1,000 withdrawal.

If in this example an Early Withdrawal Charge of 5% applied to the entire withdrawal amount and you requested a net amount of $1,000:

•	The reduction for the Daily Value Percentage is equal to $500 ($5,000 x 10%).

•	The Strategy value on the withdrawal date is $4,500 ($5,000 - $500).

•	The Strategy value after the withdrawal is $3,447 ($4,500 - $1,053).

•	The total amount withdrawn is $1,053 ($1,000 / (1 – 0.05)).

•	The withdrawal as a percentage of the Strategy value is 23.39% ($1,053 / $4,500).

•	The reduction in the Investment Base is $1,170 ($5,000 x 23.39%).

•	The Investment Base after the withdrawal is $3,830 ($5,000 - $1,170).

•	Because the Strategy Value on the withdrawal date was less than the Investment Base, the reduction in the Investment Base was $1,170, which is greater than the $1,053 withdrawal.

INDEXES

S&P 500 Index

The S&P 500® Index is designed to reflect the large-cap sector of the U.S. equity market and, due to its composition, it also represents the U.S. equity market in general. It includes 500 leading companies and captures approximately 80% coverage of available market capitalization. The S&P 500 Index does not include dividends declared by any of the companies in this index. Consequently, any positive change in the Index over a Term will be lower than the total return on a direct investment in the stocks that comprise the S&P 500 Index.

The S&P 500 Index is subject to multiple principal investment risks, such as those related to its investments in large-capitalization companies. The S&P 500 Index tracks a subset of the U.S. stock market, which could cause the S&P 500 Index to perform differently from the overall stock market. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges, and may not be able to attain the high growth rate of successful smaller companies. In addition, the S&P 500 Index may, at times, become focused in stocks of a particular market sector, which would subject the S&P 500 Index to proportionately higher exposure to the risks of that sector.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC. For more information, visit www.US.SPIndices.com.

iShares MSCI EAFE ETF

The iShares MSCI EAFE ETF is an exchange traded fund that seeks to track the investment results of an index composed of large- and mid-capitalization developed market equities, excluding the U.S. and Canada (MSCI EAFE Index). This underlying index includes stocks from Europe, Australasia and the Far East. It may include large- or mid-capitalization companies. The components of the underlying index, and the degree to which these components represent certain industries and/or countries, are likely to change over time. The fund’s adviser uses an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of the underlying index. The fund’s performance will be reduced by its expenses and fees.

The fund is subject to several principal investment risks, such as those related to its investments in large- and mid-capitalization foreign companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges, and may not be able to attain the high growth rate of successful smaller companies. Generally, the securities of mid-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Mid-capitalization companies are also more likely to fail than larger companies. Securities issued by non-U.S. companies are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory and economic uncertainty). Because the fund is an ETF, it is also exposed to the risks associated with the operation of any ETF. The value of its shares, which are valued based on their trading prices in the secondary market, may change rapidly and unpredictably and may trade at premiums or discounts to the fund’s net asset value.

The principal investment risks of the fund are described in the fund’s prospectus, including the following risks: asset class risk, authorized participant concentration risk, concentration risk, currency risk, cyber security risk, equity securities risk, financials sector risk, geographic risk, index-related risk, issuer risk, large-capitalization companies risk, management risk, market risk, market trading risk, mid-capitalization companies risk, national closed market trading risk, non-U.S. securities risk, operational risk, passive investment risk, reliance on trading partners risk, risk of investing in developed countries, risk of investing in Japan, securities lending risk, structural risk, tracking error risk and valuation risk.

The fund’s shares trade on the NYSE Arca under the symbol EFA.

iShares U.S. Real Estate ETF

The iShares U.S. Real Estate ETF is an exchange traded fund that seeks to track the investment results of an index composed of U.S. equities in the real estate sector (Dow Jones U.S. Real Estate Index). This underlying index may include large-, mid- or small-capitalization companies. A significant portion of the underlying index is represented by real estate investment trusts (REITs), but the components are likely to change over time. The fund’s adviser uses an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of the underlying index. The fund’s performance will be reduced by its expenses and fees.

The fund is subject to several principal investment risks, such as those related to its investments in large-, mid- and small-capitalization U.S. companies in the real estate sector. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges, and may not be able to attain the high growth rate of successful smaller companies. Generally, the securities of smaller companies (including mid- and small-capitalization companies) may be more volatile and may involve more risk than the securities of larger companies. Smaller companies are also more likely to fail than larger companies. Companies that invest in real estate are highly sensitive to the risks of owning real estate, to general and local economic conditions and developments in the real estate market, and to changes in interest rates. Many companies that invest in real estate utilize leverage (and some may be highly leveraged), which increases investment risk, and could potentially magnify the fund’s losses. Because the fund is an ETF, it is also exposed to the risks associated with the operation of any ETF. The value of its shares, which are valued based on their trading prices in the secondary market, may change rapidly and unpredictably and may trade at premiums or discounts to the fund’s net asset value.

The principal investment risks of the fund are described in the fund’s prospectus, including the following risks: asset class risk, authorized participant concentration risk, concentration risk, cyber security risk, dividend risk, equity securities risk, index-related risk, issuer risk, large-capitalization companies risk, management risk, market risk, market trading risk, mid-capitalization companies risk, operational risk, passive investment risk, real estate investment risk, risk of investing in the United States, securities lending risk and tracking error risk.

The fund’s shares trade on the NYSE Arca under the symbol IYR.

Index Values

For Indexed Strategies that use the S&P 500 Index, the Index is the level of the S&P 500 Index at the applicable Market Close. For Indexed Strategies that use the iShares MSCI EAFE ETF or the iShares U.S. Real Estate ETF, the Index is the applicable exchange-traded fund’s share price on the NYSE Arca at the applicable Market Close.

We will use consistent sources to obtain the values of an Index. We currently obtain the values for the S&P 500 Index from S&P Dow Jones Indices LLC and the values for the iShares MSCI EAFE ETF and iShares U.S. Real Estate ETF from BlackRock, Inc. If those sources are no longer available, we will select an alternative published source(s) to obtain such values.

Index Replacement

We may replace an Index if it is discontinued or we are no longer able to use it, its calculation changes substantially, or we determine that hedging instruments are difficult to acquire or the cost of hedging becomes excessive. We may do so at the end of a Term or during a Term. We will notify you in writing at least 30 days before we replace an Index.

We would attempt to choose a replacement Index that is similar to the old Index. To determine if a new Index is similar, we will consider factors such as asset class, index composition, strategy or methodology inherent to the index and index liquidity.

If we replace an Index during a Term, we will calculate the rise and fall in the Index using the old Index up until the replacement date. After the replacement date, we will calculate the rise and fall in the Index using the new Index, but with a modified start of Term value for the new Index. The modified start of Term value for the new index will reflect the rise or fall in the Index for the old Index from the start of the Term to the replacement date.

If we replace an Index, the Caps and Upside Participation Rates for the Term and the Downside Participation Rate will not change.

Example. This example is intended to show how we would calculate the Strategy value on any day during a Term if we have replaced an Index during the Term. This example assumes: (1) you allocate $50,000 to an Indexed Strategy; and (2) the replacement is made on day 90 of the Term. To simplify the example, we assume that you take no withdrawals during the Term.

Rise or Fall of Index on Replacement Date for Old Index
Old Index at Term start	1000
Old Index on replacement date	1050
Rise or fall of old Index on replacement date	(1050 - 1000) / 1,000 = 5%

The 5% rise in the old Index on the replacement date is then used to calculate the modified start of Term value for the new Index.

Modified Start of Term Value for New Index
Rise in old Index on replacement date	5%
New Index on replacement date	1785
Modified start of Term value for new Index	1785 / (100% + 5%) = 1700

The modified start of Term value for the new Index is then used to calculate the Indexed Strategy value on any date after the replacement date, including the value at the Term end.

Indexed Strategy Value at Term End
Investment Base at Term start	$50,000
Accumulated Daily Charges	$375
Investment Base After Daily Charges	$49,625
Modified start of Term value for new Index	1700
Value of new Index at Term end	1853
Rise in new Index	(1853 - 1,700) / 1700) = 9%
Cap	8%
Rise in new Index limited by Cap	8%
Increase as a percentage	8% x 100% = 8%
Dollar amount of increase	$49,625 x 8% = $3,970
Strategy value at Term end	$49,625 + $4,000 = $53,625

CAPS AND PARTICIPATION RATES

We set limits for the increase and reduction in the value of an Indexed Strategy over a Term that apply after Daily Charges are deducted from the Investment Base. We limit increases with a Cap or an Upside Participation Rate. We limit reductions with the Downside Participation Rate. For information about the current Caps and Participation Rates offered for new Contracts, please contact your registered representative or refer to our website (www.GAIGannuities.com).

Cap. The Cap for an Indexed Strategy is the largest rise in the Index over a Term that is taken into account to determine the Strategy value at the end of that Term. Before the end of a Term, the Cap is reflected in the formulas that we use to calculate the Net Option Price.

•	The Cap will vary among Indexed Strategies.

•	The Cap for a given Indexed Strategy will vary from Term to Term.

•	We guarantee that the Cap for a Term of an Indexed Strategy will never be less than 1%.

•	For each Term, your return on an Indexed Strategy with a Cap will be less than any rise in the Index over that Term.

•	For each Term, your return on an Indexed Strategy with a Cap will be less than the Cap for that Term.

•	Your return on an Indexed Strategy with a Cap could be negative even when the Index rises. This will occur when the amount of increase attributable to an Index rise is smaller than the Daily Charge.

Upside Participation Rate. The Upside Participation Rate for an Indexed Strategy is your share of any rise in the Index over a Term that is taken into account to determine the Strategy value at the end of that Term. Before the end of a Term, the Upside Participation Rate is reflected in the formulas that we use to calculate Net Option Price.

•	The Upside Participation Rate will vary among Indexed Strategies.

•	The Upside Participation Rare for a given Indexed Strategy will vary from Term to Term.

•	We guarantee that the Upside Participation Rate for a Term of an Indexed Strategy will never be less than 5%.

•

For each Term, your return on an Indexed Strategy with an Upside Participation Rate of less than 100% will be less than any rise in the Index over that Term. In addition, any increase for the Term will be reduced by the Daily Charge.

•

Your return on an Indexed Strategy with an Upside Participation Rate could be negative even when the Index rises. This will occur when the amount of increase attributable to an Index rise is smaller than the Daily Charge.

Caps and Upside Participation Rates. We set Caps and Upside Participation Rates based on the cost of hedging, interest rates, and other market factors. On a non-discriminatory basis, we may also take into account the amount of the Purchase Payments received for a Contract. The Caps and Upside Participation Rates for Contracts with larger Purchase Payments may be higher than the Caps and Upside Participations Rates for Contracts with smaller Purchase Payments.

Caps and Upside Participation Rates for Initial Term. Your initial Term will start on the Strategy Application Date on which we apply your initial Purchase Payment to the Indexed Strategies. The Caps and Upside Participation Rates for each tier of Purchase Payments for your initial Term will be posted on our website (www.gaig.com/RILArates) at least 10 days before your initial Term starts.

It is possible for you to sign a purchase application before we post the Caps and Upside Participation Rates for your initial Term on our website. Beginning 10 days before your initial Term starts, you will be able determine the Caps and Upside Participation Rates for your Initial Term by checking our website. In addition, we will include the Caps and Upside Participation Rates for your initial Term in a confirmation letter that we will send to you within five business days of the start of your initial Term.

If you are not satisfied with the Caps and Upside Participation Rates for your initial Term, you may rescind your Contract by returning it and giving written notice of your decision to rescind. You will have 20 days in which to rescind your Contract. The rescission period will end at midnight of the 20th day after the date you receive your Contract. The amount to be refunded upon rescission depends on the state where your Contract was issued. Please refer to the “Right to Cancel (Free Look)” section below.

Caps and Upside Participation Rate for Subsequent Terms. At least 10 days before the start of any Term, we will post the Caps and Upside Participation Rates for that Term on our website. At least 30 days before the end of each Term, we will send you a written notice with information about the Indexed Strategies that will be available for the next Term. The notice will point out that the Caps and Upside Participation Rates for the next Term will be posted on our website at least 10 days before the start of that Term. You should consider this information before finalizing your renewal or reallocation decision.

Downside Participation Rate. The Downside Participation Rate for an Indexed Strategy is your share of any fall in the Index over the Term that is taken into account to determine the Strategy value at the end of that Term. Before the end of a Term, the Downside Participation Rate is reflected in the formulas that we use to calculate the Net Option Price.

For each Term of each Indexed Strategy that we currently offer for this Contract, the Downside Participation Rate is 50%. The Downside Participation Rate for an Indexed Strategy that is available on the Contract Effective Date will not change.

When the Index falls over a Term, the resulting Strategy Value decrease will be larger than 50% of the Index fall. This is because the Daily Charge reduces the Investment Base before the Index fall is taken into account.

If we offer a new Indexed Strategy in the future, the Downside Participation Rate for the Strategy may be more or less than 50%.

INDEXED STRATEGY VALUE AT END OF TERM

On or after the final Market Day of a Term, the value of an Indexed Strategy is the Investment Base increased for any rise in the applicable Index or decreased for any fall in the applicable Index over that Term.

After taking Daily Charges into account, any increase or decrease is based on the rise or fall in the applicable Index since the start of that Term. This rise or fall is expressed as a percentage of the Index at the start of the Term. It is measured from the Index at the last Market Close on or before the first day of that Term to the Index at the final Market Close of the Term.

Example. The Index was 1000 at the last Market Close on or before for first day of a Term.

•	If the Index at the final Market Close of the Term is 1065, then the Index has risen by 6.5% ((1065 - 1000) / 1000).

•	If the Index at the final Market Close of the Term is 925, then the Index has fallen by 7.5% ((925 - 1000) / 1000).

Strategies with Cap

Here are the formulas that we use to calculate the Strategy value at the end of a Term of an Indexed Strategy with a Cap.

Strategy value at end of Term = Investment Base + dollar amount of increase or decrease

Dollar amount of increase or decrease = Investment Base (after taking Daily Charges into account) x increase or decrease percentage

Increase percentage = any rise in the Index over the Term, but never more than the Cap

Decrease percentage = any fall in the Index over the Term x Downside Participation Rate

Example. At the beginning of a Term, you allocate $100,756 to an Indexed Strategy with a 14% Cap and a 50% Downside Participation Rate. Your Investment Base at the end of that Term is $100,000 ($100,756 - $756 in Daily Charges).

	At Final Market Close of Term	At Final Market Close of Term
Rise or fall in Index	+16%	–16%
Increase or decrease percentage	+14% (16% > 14% Cap)	–8% (50% of –16%)
Dollar amount of increase or decrease	+14,000 ($100,000 x 14%)	–8,000 ($100,000 x –8%)
Strategy value at end of Term	$114,000 ($100,000 + $14,000)	$92,000 ($100, 000 - $8,000)

Strategies with Upside Participation Rate

Here are the formulas that we use to calculate the Strategy value at the end of a Term of an Indexed Strategy with an Upside Participation Rate.

Strategy value at end of Term = Investment Base + dollar amount of increase or decrease

Dollar amount of increase or decrease = Investment Base (after taking Daily Charges into account) x increase or decrease percentage

Increase percentage = any rise in the Index over the Term x Upside Participation Rate

Decrease percentage = any fall in the Index over the Term x Downside Participation Rate

Example. At the beginning of a Term, you allocate $100,756 to an Indexed Strategy with a 75% Upside Participation Rate and a 50% Downside Participation Rate. Your Investment Base at the end of that Term is $100,000 ($100,756 - $756 in Daily Charges).

	At Final Market Close of Term	At Final Market Close of Term
Rise or fall in Index	+16%	–16%
Increase or decrease percentage	+12% (75% of 16%)	–8% (50% of –16%)
Dollar amount of increase or decrease	+12,000 ($100,000 x 12%)	–8,000 ($100,000 x –8%)
Strategy value at end of Term	$112,000 ($100,000 + $12,000)	$92,000 ($100, 000 - $8,000)

INDEXED STRATEGY VALUE BEFORE END OF TERM

Before the final Market Day of a Term, the value of an Indexed Strategy is the Investment Base increased or decreased by the Daily Value Percentage.

Here are the formulas that we use to calculate the Strategy value before the end of a Term.

Strategy value before end of Term = Investment Base + dollar amount of increase or decrease

Dollar amount of increase or decrease = Investment Base (after Daily Charges are taken into account) x Daily Value Percentage

Daily Value Percentage = Net Option Price – Amortized Option Cost – Trading Cost

Net Option Price

The Net Option Price is one part of the Daily Value Percentage. The Net Option Price is based on the calculated prices of hypothetical options that represent the projected changes in the Index over the full Term. The mathematical model we use to price those options is described in the Option Prices section of this prospectus.

Net Option Price for Strategies with Cap

For an Indexed Strategy with a Cap, three option prices are included in the calculation of the Net Option Price.

•	ATM Call Option Price, which represents the possible rise in the Index

•	OTM Call Option Price, which is subtracted in order to limit any rise in the Index by the Cap

•	ATM Put Option Price, which represents the possible fall in the Index and is multiplied by the Downside Participation Rate in order to reflect your share in any such fall.

The Net Option Price as of a Market Close is a percentage equal to: (1) the ATM Call Option Price at the Market Close; minus (2) the OTM Call Option Price at the Market Close; and (3) minus the ATM Put Option Price at the Market Close multiplied by the Downside Participation Rate.

It is important to note that the Net Option Price will almost always be less than any rise in the Index because, when we calculate the Net Option Price, we subtract the ATM Put Option Price, and the ATM Put Option Price is always above zero due to the constant present potential for a fall in the Index before the end of the Term.

Net Option Price for Strategies with Upside Participation Rate

For an Indexed Strategy with an Upside Participation Rate, two option prices are included in the calculation of the Net Option Price.

•	ATM Call Option Price, which represents the possible rise in the Index and is multiplied by the Upside Participation Rate in order to reflect your share in any such rise

•	ATM Put Option Price, which represents the possible fall in the Index and is multiplied by the Downside Participation Rate in order to reflect your share in any such fall.

The Net Option Price as of a Market Close is a percentage equal to: (1) the ATM Call Option Price at the Market Close multiplied by the Upside Participation Rate; minus (2) the ATM Put Option Price at the Market Close multiplied by the Downside Participation Rate

It is important to note that the Net Option Price will almost always be less than any rise in the Index because, when we calculate the Net Option Price, we subtract the ATM Put Option Price, and the ATM Put Option Price is always above zero due to the constant present potential for a fall in the Index before the end of the Term.

Amortized Option Cost

The Amortized Option Cost is one part of the Daily Value Percentage. The Amortized Option Cost starts with the Net Option Price at the beginning of a Term, which is calculated using the formulas set out above. That Net Option Price is then multiplied by the time remaining in the Term as a percentage of the length of the Term.

The Amortized Option Cost as of a Market Close is a percentage equal to: (1) the Net Option Price for the Strategy at the beginning of the Term; multiplied by (2) the number of days remaining until the final Market Close of the Term divided by 365 for a one-year Term or by 730 for a two-year Term.

Trading Cost

The Trading Cost is one part of the Daily Value Percentage. The Trading Cost as of a Market Close is the estimated cost of selling the hypothetical options before the end of a Term. It is a percentage that reflects the average market difference between option average bid-ask prices and option bid prices.

Examples. Here are two examples that show how the Daily Value Percentage formula works. In both examples, we calculate the Daily Value Percentage at the Market Close on day 90 of a one-year Term.

Assumptions

Option Price Assumptions	Price at Start of Term	Price at Current Market Close
ATM Call Option Price	6.00%	7.47%
OTM Call Option Price	1.15%	1.81%
ATM Put Option Price	5.40%	3.36%

Strategy Assumptions
Investment Base for each Strategy (after taking Daily Charges into account)	$100,000
Cap Strategy: Cap for one-year Term	11%
Participation Rate Strategy: Upside Participation Rate for one-year Term	75%
Downside Participation Rate	50%
Days remaining to last Market Day of one-year Term	275
Trading Cost Assumption	0.15%

Example 1: Cap Strategy

Current ATM Call Option Price – Current OTM Call Option Price	5.66%	(7.47% – 1.81%)
Current ATM Put Option Price x Downside Participation Rate	– 1.68%	(50% of 3.36%)

Net Option Price	= 3.98%
Initial ATM Call Option Price – Initial OTM Call Option Price	4.85%	(6.00% – 1.15%)
Initial ATM Put Option Price x Downside Participation Rate	– 2.70%	(50% of 5.40%)

Net Option Cost	= 2.15%
Amortization Factor for days remaining to final Market Day of Term	x 75.34%	(275 / 365)

Amortized Option Cost	= 1.62%
Net Option Price	3.98%
Amortized Option Cost	– 1.62%
Assumed Trading Cost	– 0.15%

Daily Value Percentage	= 2.21%
Dollar amount of increase	$2,210	($100,000 x 2.21%)
Value of Cap Strategy	$102,210	($100,000 + $2,210)

Example 2: Participation Rate

Current ATM Call Option Price x Upside Participation Rate	5.60%	(75% of 7.47%)

Current ATM Put Option Price x Downside Participation Rate	– 1.68%	(50% of 3.36%	)

Net Option Price	= 3.92%

Initial ATM Call Option Price x Upside Participation Rate	4.50%	(75% of 6.00%	)
Initial ATM Put Option Price x Downside Participation Rate	– 2.70%	(50% of 5.40%	)
Net Option Cost	= 1.80%
Amortization Factor for days remaining to final Market Day of Term	x 75.34%	(275 / 365)

Amortized Option Cost	1.36%

Net Option Price	3.92%
Amortized Option Cost	–1.36%
Assumed Trading Cost	– 0.15%

Daily Value Percentage	= 2.41%

Increase as a dollar amount	$2,410	($100,000 x 2.41%	)
Value of Participation Rate Strategy	$102,410	($100,000 + $2,410)

PURCHASE

You may purchase a Contract only through a registered representative of a broker-dealer that has a selling agreement with our affiliated underwriter, Great American Advisors, Inc.

Any Owner or Annuitant must be age 80 or younger on the Contract Effective Date. To determine eligibility, we will use the person’s age on his/her last birthday. We may make exceptions with respect to the maximum issue age in our discretion.

The Contract is not available in all states. To find out if it is available in the state where you live, ask your registered representative. The Contract may not be available for purchase during certain periods. There are a number of reasons why the Contract periodically may not be available, including that we want to limit the volume of sales of the Contract. You may wish to speak to your registered representative about how this may affect your purchase. For example, in order to purchase the Contract, you may be required to submit your application prior to a specific date. In that case, if there is a delay because your application is incomplete or otherwise not in good order, you might not be able to purchase the Contract. Your broker-dealer may impose conditions on the purchase of the Contract, such as a lower maximum issue age, than we or other selling firms impose. We reserve the right to reject any application in our discretion. We also reserve the right to discontinue the sale of the Contracts at any time.

Purchase Payments

The Contract is a modified single premium annuity contract. This means you may make one or more Purchase Payments during the purchase payment period. The purchase payment period begins on the Contract Effective Date. It will end two months after the Contract Effective Date.

We must receive your initial Purchase Payment on or before the Contract Effective Date. We must receive each additional Purchase Payment on or before the last day of the purchase payment period. We will not accept any Purchase Payment that we receive after the date that the Contract is cancelled or Surrendered or after a death for which a Death Benefit is payable.

The initial Purchase Payment must be at least $25,000. Each additional Purchase Payment must be at least $10,000. You will need our prior approval if you want to make a Purchase Payment(s) of more than $1,000,000.

We reserve the right to refuse a Purchase Payment made in the form of a personal check in excess of $100,000. We may accept a Purchase Payment over $100,000 made in other forms, such as EFT/wire transfers, or certified checks or other checks written by financial institutions. We will not accept a Purchase Payment(s) made with cash, money orders, or traveler’s checks.

Exchanges, Transfers, or Rollovers

If you own an annuity or tax-qualified account, you may be able to exchange it for an Index Summit 6 Pro annuity, directly transfer it to an Index Summit 6 Pro annuity, or roll it over to an Index Summit 6 Pro annuity without paying taxes. Before you do, compare the benefits, features, and costs of each annuity or account. You may pay an early withdrawal charge under the old annuity or account. You may pay an early withdrawal charge if you later take withdrawals from your Index Summit 6 Pro annuity. Please note that some financial professionals may have a financial incentive to offer this Contract in place of the one the investor already owns. Ask your registered representative whether an exchange, transfer, or rollover would be advantageous, based on the features, benefits, and charges of the Index Summit 6 Pro annuity.

If you purchase your Contract with an exchange, transfer, or rollover, a delay in processing the exchange, transfer, or rollover may delay the issuance of your new Contract or prevent the application of additional Purchase Payments to your existing Contract.

You should only exchange your existing contract for this Contract if you determine after comparing the features, fees, and risks of both contracts that it is preferable for you to purchase this Contract rather than continuing to own your existing contract.

Application of Purchase Payments

Each Purchase Payment will be held in the Purchase Payment Account until it is applied to an Indexed Strategy on a Strategy Application Date. On each Strategy Application Date, we will apply the then current balance of the Purchase Payment Account to the Indexed Strategies you selected.

We will credit interest daily on amounts held in the Purchase Payment Account at the annual effective rate set out in your Contract. This rate will be at least 1%.

In certain states, we are required to give back your Purchase Payment(s) if you decide to cancel your Contract during the free look period. If we are required by law to refund your Purchase Payment(s), we reserve the right to hold your Purchase Payment(s) in the Purchase Payment Account until the first Strategy Application Date on or after the end of the free look period. If we do so and you cancel your Contract before that Strategy Application Date, we will refund your Purchase Payment(s) but you will forfeit any interest credited to the Purchase Payment Account.

Purchase Payment Account Value

On any day, the value of the Purchase Payment Account is equal to:

•	Purchase Payments received by us plus interest earned daily; minus

•	the premium tax or other tax that may apply to the Purchase Payments; and minus

•	each withdrawal and related Early Withdrawal Charge taken from the Purchase Payment Account since the last Strategy Application Date.

Unforeseen Processing Delays

We are exposed to risks related to natural and man-made disasters and catastrophes, such as (but not limited to) storms, fires, floods, earthquakes, public health crises, malicious acts, and terrorist acts, any of which could adversely affect our ability to conduct business. A natural or man-made disaster or catastrophe, including a pandemic (such as COVID-19), could affect the ability or willingness of our employees or the employees of our service providers to perform their job responsibilities. While many of our employees and the employees of our service providers are able to work remotely, those remote work arrangements may result in our business operations being less efficient than under normal circumstances and could lead to delays in our processing of contract-related transactions, including orders from contract owners. Catastrophic events may negatively affect the computer and other systems on which we rely, impact our ability to calculate values under your Contract, or have other possible negative impacts. There can be no assurance that our service providers will be able to successfully avoid negative impacts associated with natural and man-made disasters and catastrophes.

A processing delay will not affect the effective date as of which we process transactions, including orders from contract owners, the date that a Term begins or ends, or the values used to process the transaction.

INITIAL STRATEGY SELECTIONS

You make your initial selection of Indexed Strategies in your purchase application. Your initial selection is set out on your Contract Specifications Page.

Your initial selection will also apply to each subsequent Purchase Payment. If you wish to change your selection for a specific Purchase Payment, we must receive a Request in Good Order that identifies the Indexed Strategies you are selecting for that Purchase Payment before the Strategy Application Date that applies to that Purchase Payment.

When you select an Indexed Strategy, you must also indicate the percentage of the Purchase Payment that you wish to allocate to that Indexed Strategy. All allocations must be in whole percentages that total 100%. We reserve the right to round amounts up or down to make whole percentages, and to reduce or increase amounts proportionally in order to total 100%.

Currently there are no limitations on the amounts that may be applied to an Indexed Strategy.

We may establish minimum and maximum amounts or percentages that may be applied to a given Indexed Strategy for any future Term in our discretion. We will notify you of any such minimum or maximum. We may limit the availability of a Strategy for a Term that would extend beyond the Annuity Payout Initiation Date. All Strategies may not be available in all states.

STRATEGY SELECTIONS AT TERM END

At the end of a Term, you may choose to reallocate your money among the Indexed Strategies or you may choose to take no action. If you do not send us a reallocation request, your current allocations will automatically continue in the new Term.

Reallocations

At the end of a Term, you may reallocate the ending values of the Indexed Strategies for that Term among the available Strategies. You can only reallocate amounts from one Indexed Strategy to another at the end of the Term for which such amount is being held. You cannot make a reallocation at any other time.

We will send you written notice at least 30 days before the end of a Term to provide you with the opportunity to make a reallocation. We must receive your Request in Good Order for a reallocation on or before the last day of the Term. For example, if the end of a Term falls on a weekend, we must receive your request on the last Market Day before that weekend.

Continuing Allocations

You do not need to take any action if you want to continue your current allocations. If you do not send us a reallocation request, then we will automatically apply the ending value of each Indexed Strategy to a new Term of that same Strategy.

Unavailable Strategies

Other than the S&P 500 1-year Term with Participation Rate Indexed Strategy, an Indexed Strategy may be unavailable for the next Term because we are no longer offering that Strategy or we have set a minimum or maximum for that Strategy. In this case, you may choose to reallocate the funds held in that Strategy. If you take no action and do not send us a reallocation request, then any amount that cannot be applied to that Indexed Strategy for the next Term will be applied to the S&P 500 1-year Term with Participation Rate Indexed Strategy.

Surrender or Withdrawal at Term End

At the end of a Term, you may choose to Surrender your Contract or to take a withdrawal from your Contract. You may do so for any reason, including dissatisfaction with the available Indexed Strategies. An Early Withdrawal Charge may apply. In addition, there may be tax consequences if you Surrender your Contract or take a withdrawal. You should seek advice on tax questions based on your particular circumstances from a tax advisor.

Contract values calculated at the end of a Term will reflect the applicable Strategy values and any Early Withdrawal Charge that applies upon Surrender or to your withdrawal. The value of an Indexed Strategy at the end of the Term will not reflect any Daily Value Percentage because it is calculated based on the rise or fall of the applicable Index over the Term.

Limitations

Reallocations must be in whole percentages that total 100%. We reserve the right to round amounts up or down to make whole percentages, and to reduce or increase amounts proportionally in order to total 100%.

Any reallocation or continuing allocation will be subject to Strategy availability, minimums and maximums. Currently there are no limitations on the amounts that may be applied to any single Indexed Strategy. We may establish minimum and maximum amounts or percentages that may be applied to a given Indexed Strategy for any future Term in our discretion. We will notify you of any such minimum or maximum.

The new Term of each Strategy is subject to the Cap or Upside Participation Rate in effect for that Strategy for that new Term. For example, the Upside Participation Rate for an Indexed Strategy for a new Term may be different than the Upside Participation Rate for that Indexed Strategy for the Term that is ending. The Downside Participation Rate will not change from Term to Term.

Availability of Strategies

We will send you a written notice at least 30 days before the end of each Term with information about the Strategies that will be available for the next Term. At least 10 days before the next Term starts, we will post the Caps and Upside Participation Rates that will apply for the next Term on our website (www.gaig.com/RILArates).

The S&P 500 1-year Term with Participation Rate Indexed Strategy will always be available. We are not obligated to offer any other particular Indexed Strategy. At the end of a Term, we can add or stop offering any other Indexed Strategy at our discretion. We reserve the right to limit the availability of any other Indexed Strategy for a Term that would extend beyond the Annuity Payout Initiation Date. All Indexed Strategies may not be available in all states.

If we intend to add or stop offering an Indexed Strategy at the end of a Term, we will send you a notification at least 30 days before the end of the Term to provide you with the opportunity to make a reallocation. If funds are held in an Indexed Strategy that will no longer be available after the end of a Term, the funds will remain in that Strategy until the end of that Term.

Default Strategy

At the end of a Term, to the extent any amount cannot be applied to a given Indexed Strategy for the next Term because that Strategy is no longer available or the amount is under the minimum or over the maximum for that Strategy for the new Term, we will apply the amount to the default Strategy unless you send us a request to reallocate that amount. The default Strategy will be the S&P 500 1-year Term with Participation Rate Indexed Strategy. For example, if a given Indexed Strategy with an ending value of $73,000 is no longer available, we will apply the $73,000 to the default Strategy for the next Term unless you send us a request to reallocate that $73,000.

If the amount to be applied exceeds the maximum, then only the excess amount will be applied to the default Strategy. For example, if the maximum amount for an Indexed Strategy is $50,000 and the amount to be applied is $54,000, then we will apply the excess $4,000 to the default Strategy for the next Term unless you send us a request to reallocate that $4,000.

We must receive your Request in Good Order for a reallocation on or before the last day of the Term. For example, if the end of a Term falls on a weekend, we must receive your request on the last Market Day before that weekend.

CASH BENEFIT

Surrender

You may Surrender your Contract at any time before the earlier of: (1) the Annuity Payout Initiation Date; or (2) a death for which a Death Benefit is payable. The right to Surrender may be restricted if your Contract is purchased under an employer plan subject to IRC Section 401 (pension, profit sharing, and 401(k) plans), IRC Section 403(b) (tax-sheltered annuity plans), or IRC Section 457(b) (governmental deferred compensation plans).

A Surrender must be made by a Request in Good Order. The amount paid upon Surrender is the Surrender Value. If you Surrender your Contract, the Contract terminates.

Withdrawals

You may take a withdrawal from your Contract at any time before the earliest of: (1) the Annuity Payout Initiation Date; (2) a death for which a Death Benefit is payable; or (3) the date that this Contract is Surrendered. The right to withdraw may be restricted if your Contract is purchased under an employer plan subject to IRC Section 401 (pension, profit sharing, and 401(k) plans), IRC Section 403(b) (tax-sheltered annuity plans), or IRC Section 457(b) (governmental deferred compensation plans).

A withdrawal must be made by a Request in Good Order. The amount of any withdrawal must be at least $500. If the withdrawal would reduce the Account Value to less than the minimum value of $5,000, we will treat the withdrawal request as a request to withdraw the maximum amount that may be taken without reducing your Account Value to less than $5,000.

We will withdraw funds from your Account Value as of the date on which we receive your Request in Good Order or any later specified effective date. You may designate the Indexed Strategy or Strategies from which a withdrawal will be taken by a Request in Good Order prior to the date of the withdrawal. If you do not make a designation, we will take the withdrawal from the Indexed Strategies in the following order:

•	first from the Purchase Payment Account; and

•	then proportionally from Indexed Strategies having the shortest Term.

Effect of Withdrawals

A withdrawal reduces the Account Value, which in turn reduces the amount payable upon Surrender, applied to the Annuity Payout Benefit, or payable as the Death Benefit.

If an Early Withdrawal Charge applies to your withdrawal, you will receive the amount that you requested, and your Account Value will be reduced by the amount you receive plus the amount needed to pay the Early Withdrawal Charge. A withdrawal from an Indexed Strategy other than at the end of a Term also reduces the Investment Base used to calculate the Strategy value later in the Term. The reduction in the Investment Base for a withdrawal and any related Early Withdrawal Charge is proportional to the reduction in the Strategy Value.

Automatic Withdrawals

You may elect to automatically withdraw money from your Contract under any automatic withdrawal program that we offer. Your Account Value must be at least $10,000 in order to make an automatic withdrawal election. The minimum amount of each automatic withdrawal payment is $100. Automatic withdrawals will be taken from the Purchase Payment Account and Indexed Strategies of your Contract in the same order as any other withdrawal.

Subject to the terms and conditions of the automatic withdrawal program, you may begin or discontinue automatic withdrawals at any time. You must give us at least 30 days’ notice to change any automatic withdrawal instructions that are currently in place. Any request to begin, discontinue or change automatic withdrawals must be a Request in Good Order. We reserve the right to discontinue offering automatic withdrawals at any time.

Currently, we do not charge a fee to participate in an automatic withdrawal program. However, we reserve the right to impose an annual fee in such amount as we may then determine to be reasonable for participation in the automatic withdrawal program. If imposed, the fee will not exceed $30 annually.

Before electing an automatic withdrawal, you should consult with a financial advisor.

•

Automatic withdrawals are similar to starting Annuity Payout Benefit payments, but will result in different taxation of payments and potentially a different amount of total payments over the life of your Contract.

•

Automatic withdrawals during a Term of an Indexed Strategy will systematically reduce the Investment Base, which will reduce any subsequent increase in the Strategy value due to a positive Daily Value Percentage during that Term or a rise in the applicable Index at the end of that Term. Such reductions could be significant.

•	Automatic withdrawals will reduce the amount available under the Free Withdrawal Allowance described below.

•	Unless a waiver applies, an Early Withdrawal Charge may apply to an automatic withdrawal during the Early Withdrawal Charge period.

•	The value of an Indexed Strategy on an automatic withdrawal date will reflect the Daily Value Percentage on that date.

Exchanges, Transfers, and Rollovers

An amount paid on a withdrawal or Surrender may be paid to or for another annuity or tax-qualified account in a tax-free exchange, transfer, or rollover to the extent allowed by federal tax law.

FEES AND CHARGES

Daily Charge

We impose a Daily Charge on each Indexed Strategy to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses, and to help us maximize Indexed Strategy Caps and Participation Rates. The Daily Charge is calculated using a daily rate that compounds at 0.75% per year.

The Daily Charge is calculated as a percentage of the remaining Investment Base of the Indexed Strategy and deducted daily.

Early Withdrawal Charge

We impose an Early Withdrawal Charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses, and to allow us to invest assets for a longer duration, which supports higher Caps and Upside Participation Rates.

The Early Withdrawal Charge applies if, during the first six Contract Years, you take a withdrawal from your Contract or Surrender it. After that, the Early Withdrawal Charge does not apply.

During the first six Contract Years, the Early Withdrawal Charge applies to each withdrawal, including withdrawals under an automatic withdrawal program and withdrawals taken to satisfy a required distribution. The Early Withdrawal Charge does not apply to Death Benefit payments or Annuity Payout Benefit payments.

An Early Withdrawal Charge reduces your Account Value.

The Early Withdrawal Charge is equal to the amount that is subject to the charge multiplied by the Early Withdrawal Charge rate.

•

If you take a withdrawal from your Contract, the amount subject to the charge is the amount you withdraw, which includes any amount needed to pay the Early Withdrawal Charge. This means that at your direction either we will subtract the Early Withdrawal Charge from amount paid to you or we will increase the amount withdrawn as needed to cover the charge.

•	If you Surrender your Contract, the amount subject to the charge is your Account Value.

•	The amount subject to the charge will not include the Free Withdrawal Allowance or the amount, if any, that qualifies for a waiver as described below.

The Early Withdrawal Charge rate depends on how long you own your Contract. The rate schedule is set out below.

Contract Year	1	2	3	4	5	6	7+
Early Withdrawal Charge Rate	9%	8%	7%	6%	5%	4%	0%

Example for Surrender. You Surrender your Contract in Contract Year 6 when your Account Value is $100,000. You have already used your Free Withdrawal Allowance for the year and no other exception applies. We take an Early Withdrawal Charge of $4,000 ($100,000 x 4%) and you receive $96,000.

Example for Withdrawal. You withdraw $12,000 from your Contract in Contract Year 6. You have already used your Free Withdrawal Allowance for the year and no other exception applies. We use the following formula to calculate the Early Withdrawal Charge.

(Requested withdrawal x EWC rate) / (1.00 - EWC rate) = Early Withdrawal Charge

($12,000 x 4%) / (1.00 - 0.04) = $480 / 0.96 = $500

We take the Early Withdrawal Charge of $500, you receive $12,000, and your Account Value is reduced by $12,500.

Note. If the amount subject to the Early Withdrawal Charge included only the amount you withdrew, the charge would have been $480. Because the amount subject to the Early Withdrawal charge also included the amount needed to pay the charge, the actual charge is $500.

Free Withdrawal Allowance

The Free Withdrawal Allowance lets you withdraw some money from your Contract without the imposition of the Early Withdrawal Charge. For the first Contract Year, the Free Withdrawal Allowance is an amount equal to 10% of the total Purchase Payments received by us. For each subsequent Contract Year, the Free Withdrawal Allowance is equal to 10% of the Account Value as of the most recent Contract Anniversary. The Free Withdrawal Allowance is non-cumulative and you may not carry over any unused portion to other Contract Years.

For qualified annuities, the Free Withdrawal Allowance will be large enough to cover your required minimum distribution to age 93. However, if you have used your Free Withdrawal Allowance to facilitate a transfer or rollover, then an Early Withdrawal Charge may apply to a required minimum distribution.

Example. Your Account Value as of the end of Contract Year 3 is $200,000. Your Free Withdrawal Allowance for Contract Year 4 is $20,000 (10% of $200,000). If you take a withdrawal of $50,000 at the beginning of Contract Year 4, the Early Withdrawal Charge will not apply to the first $20,000 of the withdrawal, but will apply to the remaining $30,000 plus the amount needed to pay the Early Withdrawal Charge. If you take another withdrawal later in Contract Year 4, the Early Withdrawal Charge applies to the entire withdrawal plus the amount needed to pay the Early Withdrawal Charge.

If you Surrender your Contract during the first six Contract Years, the amount subject to the Early Withdrawal Charge upon Surrender will not include the current or any prior Free Withdrawal Allowance.

Early Withdrawal Charge Waivers

Extended Care Waiver. (Rider form R1462316NW-Waiver of Early Withdrawal Charges for Extended Care Rider). We will waive the Early Withdrawal Charge that would otherwise apply if you make a Request in Good Order and:

•	your Contract is modified by the Extended Care Waiver Rider;

•	you are confined in a long-term care facility or hospital and the confinement is prescribed by a physician and is medically necessary;

•	the first day of the confinement is at least one year after the Contract Effective Date; and

•	the confinement has continued for a period of at least 90 consecutive days.

You must provide us with satisfactory proof that you meet these conditions before the date of the withdrawal or Surrender. There is no charge for this rider, but it may not be available in all states. (See the State Variations section below for information about availability in your state.) You do not need to take any action to add this waiver rider. Before you request a waiver, carefully review the rider to ensure that you understand how it works.

Terminal Illness Waiver. (Rider form R1462416NW-Waiver of Early Withdrawal Charges Upon Terminal Illness Rider). We will waive the Early Withdrawal Charge that would otherwise apply if you make a Request in Good Order and:

•	your Contract is modified by the Waiver of Early Withdrawal Charges upon Terminal Illness Rider;

•	you are diagnosed with a terminal illness by a physician and, as a result of the terminal illness, you have a life expectancy of less than 12 months from the date of diagnosis; and

•	the diagnosis is rendered by a physician more than one year after the Contract Effective Date.

You must provide us with satisfactory proof that you meet these conditions before the date of the withdrawal or Surrender. There is no charge for this rider, but it may not be available in all states. (See the State Variations section below for information about availability in your state.) You do not need to take any action to add this waiver rider. Before you request a waiver, carefully review the rider to ensure that you understand how it works.

Automatic Withdrawal Program Charges

Currently, we do not charge a fee to participate in an automatic withdrawal program. However, we reserve the right to impose an annual fee in such amount as we may then determine to be reasonable for participation in the automatic withdrawal program. If imposed, the fee will not exceed $30 annually.

State Limitations. In some states, our ability to waive fees or charges may be limited by applicable laws, regulations or administrative positions.

ANNUITY PAYOUT BENEFIT

Under the Contract you may receive regular Annuity Payout Benefit payments for the duration of the period that you select. Once Annuity Payout Benefit payments start, you can no longer Surrender the Contract or take a withdrawal, no Death Benefit will be payable under your Contract, and your Beneficiary designations will no longer apply. The amount payable after death, if any, is governed by the Payout Option you select.

The Annuity Payout Benefit is payable if the Annuity Payout Initiation Date is reached before the earlier of: (1) a death for which a Death Benefit is payable; or (2) the date that this Contract is Surrendered.

Annuity Payout Initiation Date

The Annuity Payout Initiation Date is the first day of the first payment interval for which payment of the Annuity Payout Benefit is to be made. Annuity Payout Benefit payments are made at the end of each payment interval. This means that for annual payments, the first payment will be made one year after the Annuity Payout Initiation Date.

You may select the Annuity Payout Initiation Date by a Request in Good Order. We must receive your request before the last Market Close on or before the Annuity Payout Initiation Date you selected and at least 30 days before the first Annuity Payout Benefit payment is to be made.

•	The earliest Annuity Payout Initiation you may select is the first Contract Anniversary.

•

Unless we agree to a later date, the latest Annuity Payout Initiation Date you may select is the Contract Anniversary following your 95th birthday or the 95th birthday, of a joint owner, if earlier. If the Owner is not a human being such as a trust or a corporation, then the Annuity Payout Initiation Date may not be later than the Contract Anniversary following the 95th birthday of the eldest Annuitant, unless we agree to a later date.

The earliest permitted date and the latest permitted date for the Annuity Payout Initiation Date are set out on your Contract Specifications Page. The latest permitted date may change if an Owner changes.

If you do not select an Annuity Payout Initiation Date by the latest permitted date, we may select it for you. We will notify you in writing at least 45 days before the date we select. We will give you an opportunity to select an earlier date.

Annuity Payout Amount

The amount of each payment under the Annuity Payout Benefit is determined on the Annuity Payout Initiation Date based on the Annuity Payout value on that date, the Payout Option that applies, and the payment interval.

The Annuity Payout value is the amount that can be applied to the Annuity Payout Benefit is equal to: (1) the Account Value on the Annuity Payout Initiation Date; minus (2) premium tax or other taxes not previously deducted. If the Annuity Payout value is determined on a date other than the end of the Term, the Annuity Payout value will be based on the Daily Value Percentage. Please see the Indexed Strategy Value before End of Term section above for more information about the Daily Value Percentage.

Form of Annuity Payout Benefit

The Annuity Payout Benefit is paid in the form of annual payments as a Life Payout with Payments for at Least a Fixed Period. That fixed period will be 10 years or, if fewer, the maximum number of whole years permitted by any tax qualification endorsement.

In place of that, you may elect to have the Annuity Payout Benefit paid in any form of Payout Option that is available under your Contract. The available Payout Options are described in the Payout Options section below. You may elect a Payout Option by a Request in Good Order. We must receive your request before the last Market Close on or before the Annuity Payout Initiation Date and at least 30 days before the first Annuity Payout Benefit payment is to be made.

Payee for Annuity Payout Benefit

Payment of the Annuity Payout Benefit generally is made to the surviving Owner(s) as the payee(s). In place of that, the surviving Owner(s) may elect for payment to be made as a tax-free exchange, transfer, or rollover, or for payment to be made to the Annuitant. That election must be made by a Request in Good Order that we receive at least 30 days before the payment date.

Payments that become due after the death of the payee are made to:

•	the surviving Owner(s); or if none

•	then to the surviving contingent payee(s) designated by the surviving Owner(s); or if none;

•	the estate of the last payee who received payments.

The portion of any Annuity Payout Benefit remaining after the death of an Owner or Annuitant must be paid at least as rapidly as payments were being made at the time of such death.

You may designate a contingent payee by a Request in Good Order. If you designate your spouse as a contingent payee and your marriage ends before your death, then we will treat your former spouse as having predeceased you except in the following situations: (1) if a court order provides that the former spouse’s rights as a contingent payee are to continue; or (2) if the former spouse remains or becomes an Owner.

DEATH BENEFIT

A Death Benefit is payable under your Contract if you die before the Annuity Payout Initiation Date and before the Contract is Surrendered. If your spouse becomes a successor owner of the Contract, no Death Benefit will be payable on account of your death.

When the Owner is a non-natural person, a Death Benefit is payable under the Contract if the Annuitant dies before the Annuity Payout Initiation Date and before the Contract is Surrendered. For this purpose, a non-natural person is a trust, custodial account, corporation, limited liability company, partnership, or other entity.

Only one Death Benefit will be paid under the Contract. If a Death Benefit becomes payable, it will be in place of all other benefits under the Contract, and all other rights under this Contract will terminate except for rights related to the Death Benefit.

Death Benefit Payout Date

•	If the Death Benefit is to be paid as a lump sum, then it will be paid as soon as practicable after receipt of proof of death and a Request in Good Order for a lump sum payment.

•

If the Death Benefit is to be paid under a Payout Option, then we will apply the Death Benefit value to a Payout Option as soon as practicable after receipt of proof of death and a Request in Good Order. That application date will be the first day of the first payment interval for which a payment is to be made. Death Benefit payments under a Payout Option are made at the end of each payment interval. This means that, for annual payments, the first payment will be made one year after that application date.

Death Benefit Amount

•	If the Death Benefit is paid in a lump sum, then it is equal to the Death Benefit value, increased by any additional post- death interest as required by law.

•

If the Death Benefit will be paid as a series of periodic payments under a Payout Option, then the amount of each payment under the Death Benefit is determined on the date that the Death Benefit value is applied to the Payout Option. The amount or each payment will be based on the Death Benefit value (increased by any additional post-death interest as required by law to the date it is applied to the Payout Option), the Payout Option that applies, and the payment interval.

Death Benefit Value

The Death Benefit value is the greater of:

•	the Account Value determined as of the date that the Death Benefit value is determined; or

•	the Return of Premium Guarantee.

In either case, the Death Benefit value is reduced by premium tax or other taxes not previously deducted.

The Account Value will reflect the applicable Strategy values as calculated on the date the Death Benefit is determined. If the Death Benefit value is determined on a date other than the end of the Term, the Death Benefit value will be based on the Daily Value Percentage. Please see the Indexed Strategy Value before End of Term section above for more information about the Daily Value Percentage.

Return of Premium Guarantee

The Return of Premium Guarantee is equal to your Purchase Payments (the “Purchase Payment base”), reduced proportionally for all withdrawals, but not including amounts applied to pay Early Withdrawal Charges. The Return of Premium Guarantee is not reduced by Daily Charges.

The reduction in your Purchase Payment base for withdrawals will be in the same proportion that your Account Value was reduced on the date of the withdrawal. A proportional reduction in your Purchase Payment base could be larger than the dollar amount of your withdrawal.

Example. Here is an example of how we calculate a proportional reduction of your Purchase Payment base. In this example, we assume you take an $8,000 withdrawal and the Purchase Payment base is larger than the Account Value at the time of the withdrawal. To simplify the example, we also assume no Early Withdrawal Charge, no premium tax is deducted, and no additional post-death interest is added.

	Before Withdrawal	After Withdrawal	Explanation
Account Value	$100,000	$92,000	Your withdrawal reduces your Account Value by $8,000 (which is an 8% reduction in your Account Value). $8,000 / $100,000 = 8%

Purchase Payment base for Death Benefit	$120,000	$110,400	After the withdrawal, the Purchase Payment base for the Death Benefit is also reduced by 8% or $9,600. $120,000 x 8% = $9,600

Determination Date

The date that the Death Benefit value is determined is the earlier of: (1) the first anniversary of the date of death; or (2) the date that we have received both proof of death and Requests in Good Order with instructions as to the form of Death Benefit from all Beneficiaries. Thus, in many cases where there are multiple Beneficiaries, the date that the Death Benefit value is determined will be the date when the last Beneficiary submits the necessary Request in Good Order or the first anniversary of death. Until then, the Contract values remain in the Indexed Strategies will renew into new Terms of the same Strategies if the end of a Term is reached, and the Indexed Strategy values may fluctuate. This risk is borne by the Beneficiaries. If all Beneficiaries have not submitted the necessary Request in Good Order by the first anniversary of death, then the Death Benefit value as determined on that first anniversary will thereafter earn interest at a fixed rate at least equal to the rate required by state law.

Proof of Death. Before making payment of a Death Benefit, or any other payment or transfer of ownership rights that depends on the death of a specified person, we will require proof of death. We may delay making any payment until it is received. For this purpose, proof of death is:

•	a certified copy of a death certificate showing the cause and manner of death;

•	a certified copy of a decree that is made by a court of competent jurisdiction as to the finding of death; or

•	other proof that is satisfactory to us.

Form of Death Benefit

The Death Benefit is paid in the form of annual payments for a fixed period of two years.

In place of that, you may elect to have the Death Benefit paid in one lump sum or in any form of Payout Option that is available under your Contract. The available Payout Options are described in the Payout Options section below. There is no additional charge associated with this election. Any election is subject to the Death Benefit Distribution Rules described below.

You may make an election by a Request in Good Order. We must receive your request on or before the date of death for which a Death Benefit is payable. If you do not make such an election, the Beneficiary may make that election after the date of death. The Beneficiary’s election must be made by a Request in Good Order that is received by us no later than the date that the Death Benefit value is applied to a Payout Option and at least 30 days before the date of the first payment to be made.

Additional Rules for Payout Options. A Payout Option that is contingent on life is based on the life of the Beneficiary or, in some cases, the life of a person to whom the Beneficiary is obligated. We will pay the Death Benefit as a lump sum rather than as payments under a Payout Option if: (1) the Death Benefit is less than $2,000; or (2) as of the date that the Death Benefit value is to be applied to a Payout Option, the Death Benefit Distribution Rules do not allow a two-year payout.

Payee of Death Benefit Payments

Death Benefit payments generally are made to the Beneficiary as the payee.

In place of that, the Beneficiary may elect to have payments made:

•	as a tax-free exchange, transfer, or rollover to or for an annuity or tax-qualified account as permitted by federal tax law; or

•

in cases where the Beneficiary is an estate, trust, custodial account, corporation, limited liability company, partnership, or other entity, to a person to whom the Beneficiary is obligated to make corresponding payments.

Payments that become due after the death of the Beneficiary are made to:

•	the contingent payee designated as part of a Death Benefit Payout Option elected by you; or if none

•	then to a contingent payee designated by the Beneficiary; or if none

•	the estate of the last payee who received payments.

Such payments are subject to the Death Benefit Distribution Rules described below.

You may designate a contingent payee by a Request in Good Order. A Beneficiary may make or change a payee or contingent payee, except a Beneficiary may not change a designation made as part of a Payout Option election made by you for the Death Benefit. If the Beneficiary designates his or her spouse as a contingent payee and their marriage ends before the Beneficiary’s death, then we will treat the former spouse as having predeceased the Beneficiary except to the extent a court order provides that the former spouse’s rights as a contingent payee are to continue.

Death Benefit Distribution Rules

The Death Benefit Distribution Rules are summarized below.

•	For a Tax Qualified Contract. The Death Benefit must be paid in accordance with the tax qualification endorsement.

•

For a Nonqualified Contract. The Death Benefit must be paid either: (1) in full within five years of the date of death; or (2) over the life of the Beneficiary or over a period certain not exceeding the Beneficiary’s life expectancy, with payments at least annually, and with the first payment made within one year of the date of death.

PAYOUT OPTIONS

The standard Payout Options are described below. We will make payments in any other form of Payout Option that is acceptable to us at the time of any election. More than one Payout Option may be elected if the requirements for each Payout Option elected are satisfied. All elected Payout Options must comply with pertinent laws and regulations.

Payments under each standard Payout Option are made at the end of a payment interval. For example, if the Annuity Payout Initiation Date is October 31, 2028 and you select annual payments, then the first payment will be paid as of October 31, 2029.

Fixed Period Payout

•	For the Annuity Payout Benefit

We will make periodic payments to you, or to the Annuitant, if you direct, for the fixed period of time that you select. For a nonqualified contract, fixed periods shorter than 10 years are not available. For a tax-qualified contract, the only fixed period available is 10 years.

•

If the payee dies before the end of the fixed period, then we will make periodic payments to the surviving owner(s), or if none, then to the surviving contingent payee(s), or if none, then to the estate of the last payee who received payments.

•	In all cases, payments will stop at the end of the fixed period.

•	For the Death Benefit

We will make periodic payments to the Beneficiary for the fixed period of time that you or the Beneficiary selects. The fixed period cannot exceed the life expectancy of the Beneficiary. For a tax-qualified contract, the fixed period also cannot exceed 10 years.

•

If the Beneficiary dies before the end of the fixed period, then we will make periodic payments to the contingent payee designated as part of any Death Benefit Payout Option that you have elected. If no such contingent payee is surviving, then such payments will be made to a contingent payee designated by the Beneficiary. If there is no contingent payee surviving, then such payments will be made to the estate of the last payee who received payments.

•	In all cases, payments will stop at the end of the fixed period.

Life Payout

•	For the Annuity Payout Benefit

We will make periodic payments to you, or to the Annuitant, if you direct, for as long as the Annuitant lives. Payments will stop on the death of the Annuitant. This means that, even if we have made only one payment when the Annuitant dies, payments will stop.

If the Annuitant dies after the Annuity Payout Initiation Date but before the first payment, a Life Payout will not provide any benefit at all. In that case, we will reverse the Annuity Benefit Payout election and treat the Contract as if the Annuity Payout Initiation Date had not yet been reached.

•

If the Owner is living, this treatment will generally allow the Owner to choose between continuing the Contract as a deferred annuity or electing a new Annuity Payout Initiation Date and another Payout Option.

•	If the Annuitant’s death before the Annuity Payout Initiation Date would give rise to a Death Benefit, then the Death Benefit will be available.

For a tax-qualified contract, a Life Payout is not available to all Beneficiaries.

•	For the Death Benefit

We will make periodic payments to the Beneficiary for as long as the Beneficiary lives. Payments will stop on the death of the Beneficiary. This means that, even if we have made only one payment when the Beneficiary dies, payments will stop.

If the Beneficiary dies after the Death Benefit is applied to the Payout Option but before the first payment, a Life Payout will not provide any benefit at all. In that case, we will reverse the Payout Option election and allow the Beneficiary’s estate to choose a new Payout Option or to take the Death Benefit as a lump sum.

Life Payout with Payments for at Least a Fixed Period

•	For the Annuity Payout Benefit

We will make periodic payments to you, or to the Annuitant, if you direct, for as long as the Annuitant lives. For a tax-qualified contract, fixed periods longer than 10 years are not available.

•	If the Annuitant dies after the end of the fixed period you selected, then payments will stop on the death of the Annuitant.

•

If the Annuitant dies before the end of the fixed period you selected, then we will make periodic payments to the surviving owner(s), or if none, then to the surviving contingent payee(s), or if none, then to the estate of the last payee who received payments. In this case, payments will stop at the end of the fixed period you selected.

•	For the Death Benefit

We will make periodic payments to the Beneficiary for as long as the Beneficiary lives. The fixed period cannot exceed the life expectancy of the Beneficiary. For a tax-qualified contract, a Life Payout with Payments for at Least a Fixed Period is not available to all Beneficiaries, and the fixed period also cannot exceed 10 years.

•	If the Beneficiary dies after the end of the fixed period selected, then payments will stop on the death of the Beneficiary.

•

If the Beneficiary dies before the end of the fixed period you or the Beneficiary selected, then we will make periodic payments to the contingent payee designated as part of any Death Benefit Payout Option that you have elected. If no such contingent payee is surviving, then such payments will be made to a contingent payee designated by the Beneficiary. If there is no contingent payee surviving, then such payments will be made to the estate of the last payee who received payments. In this case, payments will stop at the end of the fixed period you or the Beneficiary selected.

Joint and One-Half Survivor Payout

•	For the Annuity Payout Benefit

We will make periodic payments to you, or to the primary Annuitant, if you direct, for as long as the primary Annuitant lives.

•

If the primary Annuitant dies and the secondary Annuitant does not survive the primary Annuitant, then payments will stop on the death of the primary Annuitant. This means that, even if we have made only one payment when the primary Annuitant dies, payments will stop unless the secondary Annuitant survives.

•

If the primary Annuitant dies and the secondary Annuitant is surviving, then we will make one-half of the periodic payment to you, or the secondary Annuitant, if you direct, for the rest of the secondary Annuitant’s life. In this case, payments will stop on the death of the secondary Annuitant.

If the Annuitant dies after the Annuity Payout Initiation Date but before the first payment, a Joint and One-Half Survivor Payout will never provide the full payment amount. In that case, if the secondary Annuitant agrees, we will reverse the Annuity Benefit Payout election and treat the Contract as if the Annuity Payout Initiation Date had not been reached.

•

If the Owner is living, this treatment will generally allow the Owner to choose between continuing the Contract as a deferred annuity or electing a new Annuity Payout Initiation Date and another Payout Option.

•	If the Annuitant’s death before the Annuity Benefit Payout Initiation Date would give rise to a Death Benefit, then the Death Benefit will be available.

•	For the Death Benefit

We will make periodic payments to the Beneficiary for as long as the Beneficiary lives.

•

If the Beneficiary dies and the contingent payee does not survive the Beneficiary, then payments will stop on the death of the Beneficiary. This means that, even if we have made only one payment when the Beneficiary dies, payments will stop unless the contingent payee survives.

•

If the Beneficiary dies and the contingent payee designated as part of the Death Benefit Payout Option election is surviving, then we will make one-half of the periodic payment to the contingent payee for the rest of the contingent payee’s life. In this case, payments will stop on the death of the contingent payee.

If the Beneficiary dies after the Death Benefit is applied to the Payout Option but before the first payment, a Joint and One-Half Survivor Payout will never provide the full payment amount. In that case, if the contingent payee agrees, we will reverse the Payout Option election and allow the Beneficiary’s estate to choose a new Payout Option or to take the Death Benefit as a lump sum.

A Joint and One-Half Survivor Payout is only available to a Beneficiary who is the surviving spouse of the owner.

Payments under a Payout Option

Payments under a Payout Option are calculated and paid as fixed dollar payments. The stream of payments is an obligation of the general account of Great American Life. Fixed dollar payments will remain level for the duration of the payment period. Once payments begin under a Payout Option, the Payout Option may not be changed. Once the Contract value is applied to a Payout Option, the periodic payments cannot be accelerated or converted into a lump sum payment unless we agree.

We will use the 2012 Individual Annuity Reserving Table with projection scale G2 for blended lives (60% female/40% male) with interest at 1% per year, compounded annually, to compute all guaranteed Payout Option factors, values, and benefits under the Contract. For purposes of calculating payments based on the age of a person, we will use his or her age as of his or her last birthday.

Considerations in Selecting a Payout Option

Payments under a Payout Option are affected by various factors, including the length of the payment period, the life expectancy of the person on whose life payments are based, and the frequency of the payment interval (monthly, quarterly, semi-annually or annually).

•	Generally, the longer the period over which payments are made or the more frequently the payments are made, the lower the amount of each payment because more payments will be made.

•	For Life Payout Options, the longer the life expectancy of the Annuitant or Beneficiary, the lower the amount of each payment because more payments are expected to be paid.

Non-Human Payees under a Payout Option

Except as stated below, the primary payee under a Payout Option must be a human being. All payments during his or her life must be made by check payable to the primary payee or by electronic transfer to a bank account owned by the primary payee.

Exceptions. Below are some exceptions to the general rule that the primary payee must be a human being. We may make other exceptions in our discretion.

•	A nonhuman that is the Owner of the Contract may be the primary payee. For example, if the Owner is a trust, that trust may be the primary payee.

•

Payments may be made payable to another insurance company or financial institution as a tax-free exchange, transfer, or rollover to or for another annuity or tax-qualified account as allowed by federal tax law.

PROCESSING PURCHASE PAYMENTS AND REQUESTS

Processing Purchase Payments

•	If we receive a Purchase Payment on a Market Day before the Market Close, we will apply it to your Contract on that Market Day.

•	If we receive a Purchase Payment on a Market Day after the Market Close or on a day that is not a Market Day, then we will apply it to your Contract on the next Market Day.

An amount applied to a Contract will be held in the Purchase Payment Account until it is applied to an Indexed Strategy or Strategies on a Strategy Application Date pursuant to your instructions. We cannot apply an amount held in the Purchase Payment Account to an Indexed Strategy or Strategies if we do not have complete instructions from you.

If you have any questions, you should contact us or your registered representative before sending a Purchase Payment.

Processing Requests

•	Requests may be made by mail at P.O. Box 5423, Cincinnati OH 45201-5423.

•	Requests by fax may be made at 513-768-5115.

•

Requests for reallocations among Indexed Strategies may be made by telephone at 1-800-789-6771 between 8:00 AM and 4:00 PM Eastern Time Monday through Friday. We may also permit reallocation requests to be made at our website (www.GAIGannuities.com). Some selling firms may restrict the ability of their registered representatives to convey reallocation requests by telephone or Internet on your behalf.

To obtain one of our forms (for example, a Strategy Selection form or a Withdrawal Request form) or to obtain more information about how to make a request, call us at 1-800-789-6771 or send us a fax at 513-768-5115. You can also request forms or information by mail at Great American Life Insurance Company, P.O. Box 5423, Cincinnati OH 45201-5423. You may also obtain forms on our website (www.GAIGannuities.com).

We cannot process a request unless it is a Request in Good Order. A request may be rejected or delayed if it is not a Request in Good Order.

•	If we receive a Request in Good Order on a Market Day before the Market Close, we will process it using values determined at the Market Close on that Market Day.

•	If we receive a Request in Good Order after the Market Close or on a day that is not a Market Day, then we will treat that request as received at the start of the next Market Day.

If you have any questions, you should contact us or your registered representative before submitting the request.

Exception. If a withdrawal under an automatic withdrawal program is scheduled for a date that is not a Market Day, then we will process the withdrawal on the scheduled date using values at the most recent Market Close. For example, if the automatic withdrawal is scheduled for a date that falls on Sunday and there was a Market Close at 4:00 PM on the previous Friday, then we will process the withdrawal on Sunday using values determined at 4:00 PM on that Friday.

Market Days and Market Close

A Market Day is each day that all markets that are used to measure available Indexed Strategies are open for regular trading.

•	Saturdays, Sundays, holidays and any other day that the New York Stock Exchange and the NYSE Arca are closed are not Market Days.

•

The NYSE and the NYSE Arca observe the following holidays: New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

A Market Close is the close of the regular or core trading session on the market used to measure a given Indexed Strategy.

•	Regular trading hours on the NYSE and core trading sessions on the NYSE Arca usually end at 4:00 PM Eastern Time

•	Trading hours on the NYSE and core trading sessions on the NYSE Arca end at 1:00 PM Eastern Time on the day before the Fourth of July and the Friday after Thanksgiving and Christmas Eve.

Regular trading or a core trading session may end at a different time on a Market Day under certain circumstances when and as permitted under applicable rules. Such circumstances generally cannot be predicted in advance.

Specific information about NYSE and NYSE Arca holidays and trading hours in any given calendar year is available at https://www.nyse.com/markets/hours-calendars.

Receipt of Purchase Payments, Applications and Requests

For purposes of processing, we deem Purchase Payments and applications, Requests in Good Order and other instructions (paperwork) mailed to our post office box as received by us at our administrative office when the Purchase Payment or the paperwork reaches the applicable processing department located at 310 E. 4th Street, Cincinnati OH 45202.

Risks and Limitations Related to Requests by Telephone or Internet

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. We are not responsible for the validity of any request or action.

Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider’s, your agent’s, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should consider making your request by mail.

Suspension of Payments or Transfers

We may be required to suspend or delay payments, withdrawals and reallocations when we cannot obtain an Index value because:

•	the New York Stock Exchange or NYSE Arca is closed (other than customary weekend and holiday closings);

•	trading on the New York Stock Exchange or NYSE Arca is restricted; or

•	an emergency exists such that it is not reasonably practicable to determine fairly the value of the Index.

In this case, we will make payments and process withdrawals and reallocations as soon as practicable after we are able to obtain the Index value.

We may suspend or delay payments, withdrawals and reallocations when we are permitted to do so under a regulatory order. In this case, we will make payments and process withdrawals and reallocations when the order is no longer in effect.

Restrictions on Financial Transactions

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an Owner’s ability to make certain transactions. This means that we may be required to refuse to accept any request for withdrawals, Surrenders, Annuity Payout Benefit payments or Death Benefit payments, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

RIGHT TO CANCEL (FREE LOOK)

If you change your mind about owning the Contract, you may cancel it within 20 days after you receive it. If you purchase this Contract to replace an existing annuity contract or life insurance policy, you have 30 days after you receive it. This is known as a “free look.” The right to cancel period may be longer in some states.

To cancel your Contract, you must submit your request to cancel to the producer who sold it or send it to us at P.O. Box 5423, Cincinnati, OH 45201-5423. If sent to us by mail, it is effective on the date postmarked with proper address and postage paid. Your request to cancel must be in writing and signed by you.

If you cancel your Contract, you will receive a refund. The amount of the refund will depend on where you live. When you cancel the Contract within this free look period, we will not assess an Early Withdrawal Charge.

•

If you live in a state where we are required to refund your Purchase Payment(s), we reserve the right to hold your Purchase Payment(s) in the Purchase Payment Account until the first Strategy Application Date on or after the end of the free look period.

•

If you live in a state where we are required to refund the Account Value of your Contract, you will receive the Account Value on the day that we receive your cancellation Request in Good Order. If the Account Value includes the value of an Indexed Strategy, that Strategy value will reflect the applicable Daily Value Percentage. The amount you receive may be more or less than your Purchase Payment(s) depending upon any interest earned by your Contract and the value of your Indexed

Strategies. This means that you bear the risk of any decline in the Account Value of your Contract before we receive your cancellation request. No adjustment will be made for the Daily Value Percentage and no Early Withdrawal Charges will apply to the amount refunded. Unless required by state law, we do not refund any Daily Charge assessed during the free look period or any Early Withdrawal Charges assessed during the free look period that relate to a withdrawal taken before you cancel the Contract.

The State Variations section of this prospectus contains a summary of the state law provisions related to the free look period and the required refund amount.

There may be tax consequences if you cancel the Contract. You should seek advice on tax questions based on your particular circumstances from a tax advisor.

ANNUAL STATEMENT AND CONFIRMATIONS

At least once each calendar year, we will send you a statement that will show: (1) your Account Value; (2) all transactions regarding your Contract during the year; and (3) any interest credited to your Contract and/or any other changes in Strategy value credited to your Contract.

We will also send you written confirmations of Purchase Payments, Indexed Strategy allocations and renewals, withdrawals, and other financial transactions under your Contract. Statements and confirmations will be sent to your last known address on our records.

You should promptly report any inaccuracy or discrepancy in a statement or confirmation. To report an inaccuracy or discrepancy, contact us at P.O. Box 5423, Cincinnati, OH 45201-5423, or call us at 1-800-789-6771. To protect your rights, you should consider reconfirming any oral communications by sending a written statement to P.O. Box 5423, Cincinnati, OH 45201-5423.

ELECTRONIC DELIVERY

You may elect to receive electronic delivery of the Contract prospectus and other Contract related documents. Contact us at our website at www.GAIGannuities.com for more information and to enroll.

ABANDONED PROPERTY REQUIREMENTS

Every state has unclaimed property laws. These laws generally declare annuity contracts to be abandoned after a period of inactivity of three to five years from: (1) the latest permitted Annuity Payout Initiation Date; or (2) the date of death for which a Death Benefit is due and payable. For example, if the payment of a death benefit has been triggered, but the beneficiary does not come forward to claim the death benefit in a timely manner, the unclaimed property laws will apply.

If a Death Benefit, Annuity Payout Benefit payments or other contract proceeds are unclaimed, we will pay them to the abandoned property division or unclaimed property office of the applicable state. (Escheatment is the formal, legal name for this process.) For example, on an unclaimed Death Benefit, depending on the circumstances, the proceeds are paid: (1) to the state where the beneficiary last resided, as shown on our books and records; (2) to the state where the contract owner last resided, as shown on our books and records; or (3) to Ohio, which is our state of domicile. The state will hold the proceeds without interest until a valid claim is made by the person entitled to the proceeds.

To prevent escheatment of the Death Benefit, Annuity Payout Benefit payments, or other proceeds from your Contract, it is important:

•	to update your contact information, such as your address, phone number, and email address, if and as it changes; and

•	to update your Beneficiary and other designations, including complete names, complete addresses, phone numbers, and social security numbers, if and as they change.

Please contact us at P.O. Box 5423, Cincinnati, OH 45201-5423, or call us at 1-800-789-6771, to make such updates.

State unclaimed property laws do not apply to annuity contracts that are held under an employer retirement plan that is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

OWNER

The Owner on the Contract Effective Date is set out on your Contract Specifications Page. The Owner possesses all of the ownership rights under a Contract, such as making allocations among the Indexed Strategies, electing a Payout Option, and designating a Beneficiary.

If an Owner is a trust, custodial account, corporation, limited liability company, partnership, or other entity, then the age of the eldest Annuitant is treated as the age of the Owner for all purposes of this Contract.

Joint Owners

•	For a Nonqualified Contract. Two persons may jointly own the Contract. In this case, the term “Owner” includes the joint Owner and you must exercise all rights of ownership by joint action.

•	For a Tax Qualified Contract. No joint owner is permitted.

Change of Owner

•

For a Nonqualified Contract. You may change the Owner only with our written consent. A change of Owner cancels all prior Beneficiary designations. It does not cancel a designation of an Annuitant or a Payout Option election.

•	For a Tax Qualified Contract. You cannot change the Owner except to the limited extent permitted by the tax qualification endorsement.

A change of Owner must be made by a Request in Good Order. A change of Owner may have adverse tax consequences.

Assignment

•

For a Nonqualified Contract. You may pledge, charge, encumber or assign you interest in this Contract only with our written consent. If we grant our consent, you may assign all or any part of your rights under this Contract except your rights to designate or change a Beneficiary or an Annuitant, to change Owners, or to elect a Payout Option.

•	For a Tax Qualified Contract. You cannot pledge, charge, encumber or in any way assign your interest in this Contract except to the limited extent permitted by the tax qualification endorsement.

An assignment must be requested by a Request in Good Order. We are not responsible for the validity of any assignment. An assignment may have adverse tax consequences.

If we have consented to an assignment, the rights of a person holding the assignment, including the right to any payment under this Contract, come before the rights of an Owner, Annuitant, Beneficiary, or other payee. An assignment may be ended only the person holding it or as provided by law.

Successor Owner

Your spouse becomes the successor owner of the Contract and succeeds to all rights of ownership if all of the following requirements are met:

•	a Death Benefit is payable on account of your death;

•	the sole Beneficiary under the Contract is your spouse or a revocable trust or custodial account created by your spouse;

•	either you make that election by a Request in Good Order before your death or your spouse makes that election by a Request in Good Order before the Death Benefit Payment Date; and

•	you were not a successor owner of the Contract.

A successor owner election cancels all prior Beneficiary designations. It does not cancel a designation of an Annuitant or a Payout Option election.

In some states, state law extends this successor owner right to a civil union partner or other person who is not your spouse as defined by federal tax law. In that case, distributions after your death must be made as required by the Death Benefit Distributions Rules described in the Death Benefit section above.

Community Property

If you live in a community property state and have a spouse at any time while you own this Contract, the laws of that state may vary your ownership rights.

ANNUITANT

The Annuitant is the natural person on whose life Annuity Payout Benefit payments are based. The Annuitant on the Contract Effective Date is set out on your Contract Specifications Page.

•

For a Nonqualified Contract. The Annuitant cannot be changed at any time that the Contract is owned by a trust, custodial account, corporation, limited liability company, partnership, or other entity. Otherwise, you may change a designation of Annuitant at any time before the Annuity Payout Initiation Date.

•	For a Tax Qualified Contract. The Annuitant must be the natural person covered under the retirement arrangement for whose benefit the Contract is held.

A change of Annuitant must be made by a Request in Good Order. A change of Annuitant does not cancel a designation of a Beneficiary or a Payout Option election.

If an Annuitant dies before the Annuity Payout Initiation Date and no Death Benefit is payable, then in the absence of a new designation, the Annuitant will be:

•	the surviving joint Annuitant(s); or if none

•	the Owner(s).

BENEFICIARY

A Beneficiary is a person entitled to receive all or part of a Death Benefit that is to be paid under this Contract on account of a death before the Annuity Payout Initiation Date.

•	If a Death Benefit becomes payable on account of your death or the death of a joint Owner, then the surviving Owner is the Beneficiary no matter what other designation you may have made.

•	In all other cases, you may designate a person or person who will be the Beneficiaries as provided in the Designation of Beneficiary provision of the Contract.

•	If no designated Beneficiary is surviving, then the Beneficiary is your estate.

•

If the sole Beneficiary under the Contract is your spouse or a revocable trust or custodial account created by your spouse and all other requirements for successor ownership are met, then your spouse may become the successor owner of the Contract in lieu of receiving the Death Benefit.

A designation of Beneficiary must be made by a Request in Good Order. We must receive the request on or before the date of death for which a Death Benefit is payable.

•	You may designate two or more persons jointly as the Beneficiaries. Unless you state otherwise, joint Beneficiaries that are surviving are entitled to equal shares.

•

You may designate one or more persons as contingent Beneficiary. Unless you state otherwise, a contingent Beneficiary is entitled to a benefit only if there is no primary Beneficiary who that is surviving.

Survivorship Required

In order to be entitled to receive a Death Benefit, a Beneficiary must survive for at least 30 days after the death for which the Death Benefit is payable.

If you designate your spouse as a Beneficiary and your marriage ends before your death, we will treat your former spouse as having predeceased you unless:

•	a court order provides that the former spouse’s rights as a beneficiary are to continue; or

•	the former spouse remains or becomes an Owner.

OTHER CONTRACT PROVISIONS

Amendment of the Contract

We reserve the right to amend the Contract to comply with applicable Federal or state laws or regulations. We will notify you in writing of any such amendments.

Misstatement

We may require proof of the age of the Annuitant, Owner and/or the Beneficiary before making any payments under the Contract that are measured by such person’s life. If the age of the measuring life has been misstated, the amount payable will be the amount that would have been provided at the correct age. If payments based on the correct age would have been higher, we will pay the underpaid amount with interest. If payments would be lower, we may deduct the overpaid amount, with interest, from succeeding payments.

Involuntary Termination

If the Account Value on any anniversary of the initial Strategy Application Date is less than the minimum required value of $5,000 due to poor market performance or withdrawals from the Contract, we may terminate your Contract on that anniversary.

•

If you make only one Purchase Payment, each Term will end on an anniversary of the initial Strategy Application Date. In this case, any involuntary termination will occur on a date that is the end of a Term.

•

If you make multiple Purchase Payments, Terms may end on different dates. In this case, any involuntary termination will occur on a date that is the end of a Term, but it will occur before the end of other Terms. In this case, the Surrender Value payable upon termination of your Contract will reflect the Daily Value Percentages used to calculate the value of Indexed Strategies with Terms that are not ending on the termination date.

The examples below show the relationship between the date of an involuntary termination and the end of a Term.

Example A. You make one Purchase Payment that is applied to the Indexed Strategies on June 20, 2021. Terms will start and end on June 20 and the anniversary of the initial Strategy Application Date will be June 20. If your Account Value is less than $5,000 on June 20, 2024, we may terminate your Contract on that anniversary date.

Example B. You make two Purchase Payments. One Purchase Payment is applied to the Indexed Strategies on May 6, 2021 and the other Purchase Payment is applied to the Indexed Strategies on June 20, 2021. Terms will start and end on May 6 and on June 20. The anniversary of the initial Strategy Application Date will be May 6.

•	If your Account Value is less than $5,000 on June 20, 2024, we may not terminate your Contract because June 20 is not an anniversary of the initial Strategy Application Date.

•	If your Account Value is less than $5,000 on May 6, 2025, we may terminate your Contract on that anniversary date even though the other Term will not end until June 20, 2025.

If we terminate your Contract, we will pay you the Surrender Value determined as of the date that we terminate your Contract. The Surrender Value will reflect the applicable Indexed Strategy Values as calculated on the day that we terminate your Contract.

Loans

Loans are not available under the Contract.

FEDERAL TAX CONSIDERATIONS

This section provides a general description of federal income tax considerations relating to the Contracts. The purchase, holding and transfer of a Contract may have federal estate and gift tax consequences in addition to income tax consequences. Estate and gift taxation is not discussed in this prospectus. State taxation will vary, depending on the state in which you reside, and is not discussed in this prospectus.

The tax information provided in this prospectus is not intended or written to be used as legal or tax advice. It is written solely to provide general information related to the sale and holding of the Contracts. You should seek advice on legal or tax questions based on your particular circumstances from an attorney or tax advisor.

Tax Deferral on Annuities

Internal Revenue Code (“IRC”) Section 72 governs taxation of annuities in general. The income earned on a Contract is generally not included in income until it is withdrawn from the Contract. In other words, a Contract is a tax-deferred investment. Tax deferral is not available for a Contract when an Owner is not a natural person unless the Contract is part of a tax-qualified retirement plan or the Owner is a mere agent for a natural person. For a nonqualified deferred compensation plan, this rule means that the employer as Owner of the Contract will generally be taxed currently on any increase in the Surrender Value, although the plan itself may provide a tax deferral to the participating employee.

Under certain circumstances, based on a rule known as the “Investor Control Doctrine,” the IRS has stated that the holder of an annuity contract could be treated as the owner (for tax purposes) of the assets of a separate account that supports the annuity contract. If you were treated as the owner of an interest in the separate account, then you would be taxed on the income, gain, and loss arising out of your interest in the separate account. Although the IRS has not provided definitive guidance on the application of this rule to indexed annuity contracts, we do not believe that this rule applies to the Contract because you have no specific, fractional, or unitized interest in the separate account assets, we are not obligated to invest the separate account in any particular assets, the investment return and market value of the separate account assets is not allocated in an identical manner to any Contract, the Contract values are determined based on gains and losses regardless of the performance of the separate account assets, and the derivatives that we may hold in the separate account are not publicly traded.

Tax-Qualified Retirement Plans

Annuities may also qualify for tax-deferred treatment, or serve as a funding vehicle, under tax-qualified retirement plans that are governed by other IRC provisions. These provisions include IRC Section 401 (pension, profit sharing, and 401(k) plans), IRC Section 403(b) (tax-sheltered annuities), IRC Sections 408 and 408A (individual retirement annuities), and IRC Section 457(b) (governmental deferred compensation plans). Tax-deferral is generally also available under these tax-qualified retirement plans through the use of a trust or custodial account without the use of an annuity.

The tax law rules governing tax-qualified retirement plans and the treatment of amounts held and distributed under such plans are complex. If the Contract is to be used in connection with a tax-qualified retirement plan, including an individual retirement annuity (“IRA”) under a Simplified Employee Pension (SEP) Plan, you should seek competent legal and tax advice regarding the suitability of the Contract for your particular situation.

Contributions to a tax-qualified Contract are typically made with pre-tax dollars, while contributions to other Contracts are typically made from after-tax dollars, though there are exceptions in either case. Tax-qualified Contracts may also be subject to restrictions on withdrawals that do not apply to other Contracts. These restrictions may be imposed to meet the requirements of the IRC or of an employer plan.

Following is a brief description of the types of tax-qualified retirement plans for which the Contracts are available.

Individual Retirement Annuities. IRC Sections 219 and 408 permit certain individuals or their employers to contribute to an individual retirement arrangement known as an “Individual Retirement Annuity” or “IRA”. Under applicable limitations, an individual may claim a tax deduction for certain contributions to an IRA. Contributions made to an IRA for an employee under a Simplified Employee Pension (SEP) Plan or Savings Incentive Match Plan for Employees (SIMPLE) established by an employer are not includable in the gross income of the employee until distributed from the IRA. Distributions from an IRA are taxable to the extent that they represent contributions for which a tax deduction was claimed, contributions made under a SEP plan or SIMPLE, or income earned within the IRA.

Roth IRAs. IRC Section 408A permits certain individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not tax deductible. Tax-free distributions of contributions may be made at any time. Distributions of earnings are tax-free following the five-year period beginning with the first year for which a Roth IRA contribution was made if the Owner has attained age 59 1/2, become disabled, or died, or for qualified first-time homebuyer expenses.

Tax-Sheltered Annuities. IRC Section 403(b) of permits public schools and charitable, religious, educational, and scientific organizations described in IRC Section 501(c)(3) to establish “tax-sheltered annuity” or “TSA” plans for their employees. TSA contributions and Contract earnings are generally not included in the gross income of the employee until distributed from the TSA. Amounts attributable to contributions made under a salary reduction agreement cannot be distributed until the employee attains age 59 1/2, severs employment, becomes disabled, incurs a hardship, is eligible for a qualified reservist distribution, or dies. The IRC and the plan may impose additional restrictions on distributions.

Pension, Profit-Sharing, and 401(k) Plans. IRC Section 401 permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish such plans for themselves and their employees. These plans may use annuity contracts to fund plan benefits. Generally, contributions are deductible to the employer in the year made, and contributions and earnings are generally not included in the gross income of the employee until distributed from the plan. The IRC and the plan may impose restrictions on distributions. Purchasers of a Contract for use with such plans should seek competent advice regarding the suitability of the Contract under the particular plan.

Governmental Eligible Deferred Compensation Plans. State and local government employers may purchase annuity contracts to fund eligible deferred compensation plans for their employees, as described in IRC Section 457(b). Contributions and earnings are generally not included in the gross income of the employee until the employee receives distributions from the plan. Amounts cannot be distributed until the employee attains age 70 1/2, severs employment, becomes disabled, incurs an unforeseeable emergency, or dies. The plan may impose additional restrictions on distributions.

Roth TSAs, Roth 401(k)s, and Roth 457(b)s. IRC Section 402A permits TSA plans, 401(k) plans, and governmental 457(b) plans to allow participating employees to designate some part or all of their future elective contributions as Roth contributions. Roth contributions to a TSA plan, 401(k) plan, or governmental 457(b) plan are included in the employee’s taxable income as earned. Amounts attributable to Roth TSA, Roth 401(k), or Roth 457(b) contributions must be held in a separate account from amounts attributable to traditional pre-tax TSA, 401(k), or 457(b) contributions. Distributions from a Roth TSA, Roth 401(k), or Roth 457(b) account are considered to come proportionally from contributions and earnings. Distributions attributable to Roth account contributions are tax-free. Distributions attributable to Roth account earnings are tax-free following the five-year period beginning with the first year for which Roth contributions are made to the plan if the employee has attained age 59 1/2, become disabled, or died. A Roth TSA, Roth 401(k), or Roth 457(b) account is subject to the same distribution restrictions that apply to amounts attributable to traditional pre-tax TSA, 401(k), or 457(b) contributions made under a salary reduction agreement. The plan may impose additional restrictions on distributions.

Nonqualified Deferred Compensation Plans

Employers may invest in annuity contracts in connection with unfunded deferred compensation plans for their employees. Such plans may include eligible deferred compensation plans of non-governmental tax-exempt employers, as described in IRC Section 457(b); deferred compensation plans of both governmental and nongovernmental tax-exempt employers that are taxed under IRC Section 457(f) and subject to Section 409A; and nonqualified deferred compensation plans of for-profit employers subject to Section 409A. In most cases, these plans are designed so that amounts credited under the plan will not be includable in the employees’ gross income until paid under the plan. In these situations, the annuity contracts are not plan assets and are subject to the claims of the employer’s general creditors. Whether or not made from the Contract, plan benefit payments are subject to restrictions imposed by the IRC and the plan.

Summary of Income Tax Rules

The following chart summarizes the basic income tax rules governing tax-qualified retirement plans, nonqualified deferred compensation plans, and other non-tax-qualified Contracts.

	Tax-Qualified Contracts and Plans	Nonqualified Deferred Compensation Plans	Other Non-Tax-Qualified Contracts
Plan Types

•  IRC §408 (IRA, SEP, SIMPLE IRA)

•  IRC §408A (Roth IRA)

•  IRC §403(b) (Tax-Sheltered Annuity)

•  IRC §401 (Pension, Profit– Sharing,
401(k))

•  Governmental IRC §457(b)

•  IRC §402A (Roth TSA, Roth 401(k), or Roth 457(b))

		• IRC §409A • Nongovernmental IRC §457(b) • IRC §457(f)	• IRC §72 only

Who May Purchase a Contract	Eligible employee, employer, or employer plan.	Employer on behalf of eligible employee. Employer generally loses tax-deferred status of Contract itself.	Anyone. Non-natural person will generally lose tax-deferred status.

Contribution Limits	Contributions are limited by IRC and/or plan requirements.		None.

Distribution Restrictions	Distributions from Contract and/or plan may be restricted to meet IRC and/or plan requirements.		None.

	Tax-Qualified Contracts and Plans	Nonqualified Deferred Compensation Plans	Other Non-Tax-Qualified Contracts
Taxation of Withdrawals, Surrenders, and Lump Sum Death Benefit

Generally, 100% of distributions must be included in taxable income. However, the portion that represents an after-tax investment is not taxable. Distributions from Roth IRA are deemed to come first from after- tax contributions. Distributions from other plans are generally deemed to come from income and after-tax investment (if any) on a pro-rata basis. Distributions from §408A Roth IRA or §402A Roth TSA, Roth 401(k), or Roth 457(b) are completely tax free if certain requirements are met.

For tax purposes, all IRAs and SEP IRAs of an owner are treated as a single IRA, and all Roth IRAs of an owner are treated as a single Roth IRA.

Generally, distributions must be included in taxable income until all accumulated earnings are paid out. Thereafter, distributions are tax-free return of the original investment. However, distributions are tax-free until any investment made before August 14, 1982 is returned.

For tax purposes, all non-tax-qualified annuity contracts issued to the same owner by the same insurer in the same calendar year are treated as one contract.

Taxation of Payout Option Payments (Annuity Benefit or Death Benefit)	A percentage of each payment is tax free equal to the ratio of after-tax investment (if any) to the total expected payments, and the balance is included in taxable income. Once the after-tax investment has been recovered, the full amount of each benefit payment is included in taxable income. Distributions from a Roth IRA, Roth TSA, Roth 401(k), or Roth 457(b) are completely tax free if certain requirements are met.

Possible Penalty Taxes for Distributions Before Age 59 1/2	Taxable portion of payments made before age 59 1/2 may be subject to 10% penalty tax (or 25% for a SIMPLE IRA during the first two years of participation). Penalty taxes do not apply to payments after the participant’s death, or to §457 plans. Other exceptions may apply.	None.	Taxable portion of payments made before age 59 1/2 may be subject to a 10% penalty tax. Penalty taxes do not apply to payments after the Owner’s death. Other exceptions may apply.

Assignment/ Transfer of Contract	Assignment and transfer of Ownership generally not permitted.		Generally, deferred earnings taxable to transferor upon transfer or assignment. Gift tax consequences are not discussed herein.

Federal Income Tax Withholding	Eligible rollover distributions from §401, §403(b), and governmental §457(b) plans are subject to 20% mandatory withholding on taxable portion unless direct rollover. For other payments, Payee may generally elect to have taxes withheld or not.	Generally subject to wage withholding.	Generally, Payee may elect to have taxes withheld or not.

Rollovers, Transfers, and Exchanges

Amounts from a tax-qualified Contract may be rolled over, transferred, or exchanged into another tax-qualified account or retirement plan as permitted by the IRC and plan(s). Amounts may be rolled over, transferred, or exchanged into a tax-qualified Contract from another tax-qualified account or retirement plan as permitted by the IRC and plan(s). In most cases, such a rollover, transfer, or exchange is not taxable, unless the rollover of pre-tax amounts is made into a Roth IRA, a Roth TSA, Roth 401(k), or Roth 457(b). Rollovers, transfers, and exchanges are not subject to normal contribution limits. The IRC or plan may require that rollovers be held in a separate Contract from other plan funds.

Amounts from a non-tax-qualified Contract may be transferred to another non-tax-qualified annuity or to a qualified long-term care policy as a tax-free exchange as permitted by the IRC Section 1035. Amounts from another non-tax-qualified annuity or from a life insurance or endowment policy may be transferred to a Contract as a tax-free exchange under IRC Section 1035.

Required Distributions

The Contracts are subject to the required distribution rules of federal tax law. These rules vary based on the tax qualification of the Contract or the plan under which it is issued.

For a tax-qualified Contract other than a Roth IRA, required minimum distributions must generally begin by April 1 following attainment of age 72 (age 70 1/2 if born before July 1, 1950). However, for a 403(b) Tax-Sheltered Annuity Plan, a 401 Pension, Profit-Sharing, or 401(k) Plan, or a 457(b) Governmental Deferred Compensation Plan, a participant who is not a 5% owner of the employer may delay required minimum distributions until April 1 following the year in which the participant retires from that employer. The required minimum distributions during life are calculated based on standard life expectancy tables adopted under federal tax law.

For a Roth IRA or for a Contract that is not tax-qualified, there are no required distributions during life.

A tax-qualified Contract must make required distributions after death. The required distributions vary depending on the type of beneficiary. Some beneficiaries may take payments over life or life expectancy, and others must receive all benefits within five or ten years after death. A non-tax-qualified Contract that has begun making payments under a payout option during the Owner’s life must make any remaining payments at least as rapidly after death. If payments from a non-tax-qualified Contract have not begun, then the death benefit must be paid out in full within five years after death, or must be paid out in substantially equal payments beginning within one year of death over a period not exceeding the life expectancy of the designated beneficiary.

For a traditional IRA, a Roth IRA, or a Contract that is not tax-qualified, a beneficiary who is a surviving spouse may elect out of these requirements, and apply the required distribution rules as if the Contract were his or her own. For this purpose, federal tax law recognizes as married any two people whose marriage is valid in the state in which it was celebrated. A civil union or domestic partnership is not considered a marriage.

PREMIUM AND OTHER TAXES

We reserve the right to deduct from the Purchase Payment or Account Value any taxes relating to the Contract paid by us to any government entity (including, but not limited to, premium taxes, additional taxes, and maintenance taxes on insurers, Federal, state and local withholding of income, estate, inheritance, or other taxes required by law from annuity purchase payments, and any new or increased taxes on insurers or annuity purchase payments that may be enacted into law).

Currently some state governments impose premium taxes, additional taxes, and maintenance taxes on insurers based on annuity purchase payments received or applied to an annuity payout benefit. These taxes currently range from zero to 3.5% depending upon the jurisdiction and the tax qualification of the Contract. A federal premium tax has been proposed but not enacted. We may deduct any such premium or other taxes from the Purchase Payments or the Account Value at the time that the tax is imposed. We may also deduct any such tax not previously deducted from the Annuity Payout value or Death Benefit value.

We reserve the right to deduct from the Contract for any income taxes that we incur because of the Contract. At the present time, however, we are not incurring any such income tax or making any such deductions.

DISTRIBUTION OF THE CONTRACTS

Great American Advisors, Inc. (“GAA”) is the principal underwriter and distributor of the securities offered through this prospectus. GALIC and GAA are affiliated because both companies are subsidiaries of Great American Financial Resources, Inc. (“GAFRI”). GAA also acts as the principal underwriter and distributor of the variable annuity contracts that are issued by one of our subsidiaries.

GAA’s principal executive offices are located at 301 E Fourth Street, Cincinnati, Ohio 45202. GAA is registered as a broker- dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as the securities regulators in the states in which it operates and registration is required. GAA is a member of the Financial Industry Regulatory Authority (“FINRA”).

Contracts are sold by licensed insurance agents (the “Selling Agents”) in those states where the Contract may be lawfully sold. Such Selling Agents will be appointed agents of GALIC and will be registered representatives of unaffiliated broker-dealer firms (the “Selling Broker-Dealers”) that have entered into selling agreements with us and GAA. Selling Broker-Dealers will be registered under the Securities Exchange Act of 1934 and will be members of FINRA.

FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org to learn more about GAA, your Selling Agent, and his or her Selling Broker Dealer.

GAA receives no compensation for acting as underwriter of the Contracts; however, GAFRI pays for some of GAA’s operating and other expenses, including overhead and legal and accounting fees. GALIC may reimburse GAA for certain sales expenses, such as marketing materials and advertising expenses, and other expenses of distributing the Contracts.

GALIC or GAA pay the Selling Broker-Dealers compensation for the promotion and sale of the Contract. The Selling Agents who solicit sales of the Contract typically receive a portion of the compensation paid to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and the Selling Agent.

The amount and timing of commissions paid to Selling Broker-Dealers may vary depending on the selling agreement but it will not be more than 8.5% of each Purchase Payment. Some Selling Broker-Dealers may elect to receive a lower commission when a Purchase Payment is made, along with annual trail commissions up to 1.5% of Account Value for so long as a contract remains in effect or as agreed in the selling agreement. GALIC may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

GALIC also may pay compensation to wholesaling broker-dealers or other firms or intermediaries in return for wholesaling services such as providing marketing and sales support, product training, and administrative services to the Selling Agents of the Selling Broker-Dealers. These allowances may be based on a percentage of a Purchase Payment.

In addition to the compensation described above, GALIC may make additional cash payments, in certain circumstances referred to as “override” compensations, or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support. These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level and type of marketing and distribution support provided. Marketing and distribution support services may include, among other services, placement of GALIC’s products on the Selling Broker-Dealers’ preferred or recommended list, increased access to the Selling Broker-Dealers’ registered representatives for purposes of promoting sales of GALIC products, assistance in training and education of the Selling Agents, and opportunities for GALIC and GAA to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer’s actual or expected aggregate sales of our indexed annuity contracts (including the Contract) and/or may be a fixed dollar amount. Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agents.

You should ask your Selling Agent for further information about the commissions or other compensation that he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with your purchase of a Contract.

There is no front-end sales load deducted from the Purchase Payment(s) to pay sales commissions. Commissions and other incentives or payments described above are not charged directly to you. We intend to recoup at least a portion of the sales commissions and other sales expenses through fees and charges deducted under the Contract.

GREAT AMERICAN LIFE’S GENERAL ACCOUNT

Our general account (the “General Account”) holds all our assets other than assets in our insulated separate accounts. We own our General Account assets, and, subject to applicable law, have sole investment discretion over them. The assets are subject to our general business operation liabilities and claims of our creditors and may lose value. Our General Account assets fund the guarantees provided in the Contracts.

We must invest our assets according to applicable state laws regarding the nature, quality and diversification of investments that may be made by life insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in Federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

We place a majority of the Purchase Payments made under the Contract in our General Account where we primarily invest the assets in a variety of fixed income securities.

We place a portion of the Purchase Payments made under the Contract in a non-unitized separate account (the “Separate Account”) that is not registered with the Securities and Exchange Commission. We established and maintain the Separate Account pursuant to the laws of our domiciliary state for the purpose of supporting our obligation to adjust the Indexed Strategy values based on the Daily Value Percentage or rise or fall of the Index. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. The assets in the Separate Account are not chargeable with liabilities arising out of any other business that we conduct. We may invest these assets in hedging instruments, including derivative contracts as well as other assets permitted under state law. To support our obligations to adjust the Indexed Strategy values, we may move money between the Separate Account and our General Account. We are not obligated to invest the assets of the Separate Account according to any particular plan except as we may be required to by state insurance laws. Regardless of your Strategy allocations, we do not intend to invest the assets of the Separate Account in the iShares MSCI EAFE exchange traded fund or iShares U.S. Real Estate exchange traded fund. We may or may not hold the hypothetical options described in this prospectus in the Separate Account.

Contract owners do not have any interest in or claim on the assets in the Separate Account nor do Contract owners participate in any way in the performance of assets held in the Separate Account.

LEGAL MATTERS

Reliance on Rule 12h-7

Great American Life relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of the 1934 Act from the requirement to file reports pursuant to Section 15(d) of that Act.

Legal Proceedings

Great American Life and its subsidiaries are involved in litigation from time to time, generally arising in the ordinary course of business. This litigation may include, but is not limited to, general commercial disputes, lawsuits brought by contract owners and policyholders, employment matters, reinsurance collection matters and actions challenging certain business practices of insurance subsidiaries. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, Great American Life does not believe any such action or proceeding will have a material adverse effect upon its ability to meet its obligations under the Contracts.

Legal Opinion on Contracts

Legal matters in connection with federal laws and regulations affecting the issue and sale of the Contracts described in this prospectus and the organization of Great American Life, its authority to issue such Contracts under Ohio law, and the validity of the forms of the Contracts under Ohio law have been passed on by John P. Gruber, General Counsel of Great American Life. As a participant in various stock and employee benefit plans, Mr. Gruber owns shares of, and options to purchase, common stock of American Financial Group, Inc., the parent company of Great American Life.

Securities and Exchange Commission Position on Indemnification

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Great American Life pursuant to its articles of incorporation or its code of regulations or pursuant to any insurance coverage or otherwise, Great American Life has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXPERTS

The consolidated financial statements and the accompanying financial statement schedule of Great American Life Insurance Company at December 31, 2020, and 2019, and for each of the three years in the period ended December 31, 2020, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

THE REGISTRATION STATEMENT

We filed a Registration Statement with the Securities and Exchange Commission under the Securities Act of 1933 relating to the Contracts offered by this prospectus. This prospectus was filed as a part of the Registration Statement, but it does not constitute the complete Registration Statement. The Registration Statement contains further information relating to the Company and the Contracts. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the Securities and Exchange Commission, located at 100 F Street, N.E., Washington, D.C., and may also be accessed at www.sec.gov. The Securities and Exchange Commission file number for the Contract is 333-252949.

Statements in this prospectus discussing the content of the Contracts and other legal instruments are summaries. The actual documents are filed as exhibits to the Registration Statement. For a complete statement of the terms of the Contracts or any other legal document, refer to the appropriate exhibit to the Registration Statement.

OPTION PRICES

In order to calculate the Daily Value Percentage of an Indexed Strategy, we determine the prices of the hypothetical options using a valuation model. The price of each option is stated as a percentage of the Index at the last Market Close on or before the first day of the Term.

•	ATM Call Option Price (at-the-money call option)

The ATM Call Option Price is the calculated price of a hypothetical call option that will pay the holder an amount equal to the percentage rise, if any, in the Index from the last Market Close on or before the start of the Term to the final Market Close of the Term.

•	ATM Put Option Price (at-the-money put option)

The ATM Put Option Price is the calculated price of a hypothetical put option that will pay the holder an amount equal to the percentage fall, if any, in the Index from the last Market Close on or before the start of the Term to the final Market Close of the Term.

•	OTM Call Option Price (out-of-the-money call option)

The OTM Call Option Price is the calculated price of a hypothetical call option that will pay the holder an amount equal to the percentage rise, if any, in the Index from the last Market Close on or before the start of the Term to the final Market Close of the Term, but only to the extent it exceeds the Cap for the Term.

Valuation Model

We use a mathematical model to calculate the price of the hypothetical options in our formulas because direct prices of comparable options are generally not available. Options in the marketplace do not directly align with (1) the time remaining in a Term and (2) the strike prices for any of the hypothetical options used in the calculation of the Daily Value Percentage.

The valuation model is widely used for option pricing. It calculates the theoretical price of options using the following components: initial and current Index levels or prices, expected dividend yield, option strike prices, expected interest rates, time, and implied volatility of option prices. Below is a brief explanation of the components of the model.

•	Index Levels or Prices

The initial Index level or price for a Term is the Index at the last Market Close on or before the first day of the Term. The current Index level or price is the Index as of the most recent Market Close.

•	Dividend Yield (Div)

Dividend Yield is the dividend yield to the end of the Term as of a calculation date where the dividend yield is (1) interpolated from yields or (2) implied from market data as reported by Bloomberg or another market source.

For the S&P 500 Index, the dividend yield will reduce the Index level and the applicable call option prices.

•	Strike Price (K)

Strike Price is a value that varies for each type of option.

ATM call option strike price = Index at the start of the Term

ATM put option strike price = Index at the start of the Term

OTM call option strike price = Index at the start of the Term multiplied by (1 + Cap)

•	Interest Rate (Rate)

Interest Rate is a rate based on key derivative interest rates obtained from information provided by Bloomberg or another market source. These interest rates are obtained for maturities adjacent to the actual time remaining in the Term on the calculation date. We use interpolation to derive the rate used as our input for the model.

•	Time (T)

Time is the portion of the Term that remains as measured by the following formula.

Time = number of calendar days from calculation date to end of Term / number of calendar days in Term

•	Implied Volatility (Vol)

Volatility is the implied volatility of option prices. It is approximated daily using observed option prices as reported by Bloomberg or another market source. For each hypothetical option included in the calculation, we approximate the volatility of option prices by interpolating between (1) implied volatilities for similar options with the closest available time remaining and (2) strike prices.

Implied volatility varies with (1) how much time remains until the end of a Term, which is determined by using an expiration date for the designated option that corresponds to that time remaining and (2) the relationship between the strike price of that option and the value of the Index at the time of the calculation. This relationship is referred to as the “moneyness” of the option described above, and is calculated as the ratio of current price to strike price.

Direct market data for these inputs is generally not available because options on an Index that actually trade in the market have (1) specific maturity dates that are unlikely to precisely match the end date of a Term and (2) moneyness values that are unlikely to precisely match the moneyness of the designated option that we use in our calculations. Accordingly, we interpolate between the implied volatility quotes that are based on the actual maturities and moneyness values.

EXAMPLES: IMPACT OF WITHDRAWALS ON CONTRACT VALUES AND AMOUNTS REALIZED

These examples are intended to show you how a withdrawal from an Indexed Strategy before the end of the Term affects the Indexed Strategy values and amounts realized at the end of the Term. These examples assume that you allocate $50,000 to an S&P 500 Cap Strategy and $50,000 to an S&P 500 Upside Participation Rate Strategy.

Example A: Withdrawal When Index Rising Steadily

This example assumes:

•	you allocate $50,000 to an S&P 500 Cap Strategy and $50,000 to an S&P 500 Upside Participation Rate Strategy;

•	the Cap for the initial Term of the S&P 500 Cap Strategy is 10%;

•	the Participation Rate for the initial Term of the S&P 500 Upside Participation Rate Strategy is 75%;

•	the S&P 500 is 1000 on the Term start date;

•	you request a $10,000 withdrawal on Day 146 when the Daily Value Percentage is 2.15% for the S&P 500 Cap Strategy and 2.33% for the S&P 500 Upside Participation Rate Strategy;

•	you do not take any other withdrawals during the initial Term;

•

the withdrawal is covered by the Free Withdrawal Allowance and therefore no Early Withdrawal Charges apply (If Early Withdrawal Charges did apply, the amounts realized at the end of the Term would be reduced by both the withdrawal and the amount of the Early Withdrawal Charge); and

•	the S&P 500 is 1130 on the Term end date.

Please note that even with a rising Index, the Daily Value Percentage may be negative or lower than the Index rise because the Net Option Price is not equal to the current Index price, and because the Daily Value Percentage calculation subtracts the Amortized Option Cost and Trading Cost from the Net Option Price.

Impact of $10,000 Withdrawal from Each Strategy on Day 146 of Term	S&P 500 with Cap	S&P 500 with Upside Participation Rate
Investment Base at Term Start	$50,000	$50,000
Daily Charges through withdrawal date	$150	$150
Remaining Investment Base	$49,850	$49,850
Daily Value Percentage on Withdrawal Date	2.15%	2.33%
Dollar Amount of Increase on Withdrawal Date	$49,850 x .0215 = $1,072	$49,850 x .0233 = $1,162
Strategy Value before Withdrawal	$49,850 + $1,072 = $50,922	$49,850 + $1,162 = $51,012
Amount Withdrawn*	$4,996	$5,004
Withdrawal as Percentage of Strategy Value	$4,996 / $50,922 = 9.81%	$5,004 / $51,012 = 9.81%
Proportional Reduction in Investment Base	$49,850 x .0981 = $4,890	$49,850 x .0981 = $4,890
Investment Base after Withdrawal	$49,850 -$4,890 = $44,959	$49,850 - $4,890 = $44,959
Value at End of Term
Investment Base after Withdrawal	$44,959	$44,959
Daily Charges From Withdrawal Date to Term End	$203	$203
Remaining Investment Base	$44,757	$44,757
Index at Term Start	1000	1000
Index at Term End	1130	1130
Rise in Index	13%	13%
Cap	10%	n/a
Upside Participation Rate	n/a	75%
Increase as a Percentage	10%	13% x 75% = 9.75%
Dollar Amount of Increase	$44,757 x .10 = $4,476	$44,757 x .0975 = $4,364
Strategy Value at Term End	$44,757 + $4,476 = $49,232	$44,757 + $4,364 = $49,120

*

Note: The withdrawal is taken proportionally from each Indexed Strategy, based on the ratio of that Strategy’s value to the total value of all Indexed Strategies immediately before the withdrawal. In this example, the total value of all Indexed Strategies immediately before the withdrawal was $101,934 ($50,922 + $51,012). The S&P 500 Growth Strategy value was 49.96% of that total value ($50,922 / $101,934 = 49.96%), so 49.96% of the $10,000 withdrawal ($4,996) was taken from it. The S&P 500 Buffer Strategy value was 50.04% of that total value ($51,012 / $101,934 = 50.04%), so 50.04% of the $10,000 withdrawal ($5,004) was taken from it.

In this example, you invested $50,000 in the Cap Strategy and $50,000 in the Participation Rate Strategy, and at the end of the Term you realized $108,353 ($10,000 withdrawal plus the Strategy values of $49,232 and $49,120 at the end of the Term). Had no withdrawal occurred, your Strategy values at the end of the Term would have totaled $109,051 ($50,000 minus $375 in Daily Charges plus 10% increase for the Cap Strategy, and $50,000 minus $375 in Daily Charges plus 9.75% increase for the Participation Rate Strategy).

This hypothetical combined Strategy values of $109,051 exceeds the amount realized of $108,353, even though the hypothetical combined Strategy value includes a larger amount of fees, because the portion of the Investment Base withdrawn from each Strategy did not earn the 10% increase it would have earned if it had been left in the respective Strategy for the entire Term.

In this example, the Cap Strategy performed better than the Participation Rate Strategy because the Upside Participation Rate limited the increase more than the Cap did.

Example B: Withdrawal When Index Falling Steadily

This example assumes:

•	you allocate $50,000 to an S&P 500 Cap Strategy and $50,000 to an S&P 500 Upside Participation Rate Strategy;

•	the Downside Participation Rate for each Strategy is 50%;

•	the S&P 500 is 1000 on the Term start date;

•	you request a $10,000 withdrawal on Day 146 when the Daily Value Percentage is -2% for the S&P 500 Cap Strategy and -2.1% for the S&P 500 Upside Participation Rate Strategy;

•	you do not take any other withdrawals during the initial Term;

•

the withdrawal is covered by the Free Withdrawal Allowance and therefore no Early Withdrawal Charges apply (If Early Withdrawal Charges did apply, the amounts realized at the end of the Term would be reduced by both the withdrawal and the amount of the Early Withdrawal Charge); and

•	the S&P 500 is 800 on the Term end date.

Please note that the Daily Value Percentage may be more negative than the fall in the Index because the Net Option Price is not equal to the current Index price, and because the Daily Value Percentage calculation subtracts the Amortized Option Cost and Trading Cost from the Net Option Price.

Impact of $10,000 Withdrawal from Each Strategy on Day 146 of Term	S&P 500 with Cap	S&P 500 with Upside Participation Rate
Investment Base at Term Start	$50,000	$50,000
Daily Charges through withdrawal date	$150	$150
Remaining Investment Base	$49,850	$49,850
Daily Value Percentage on Withdrawal Date	-2%	-2.1%
Dollar Amount of Decrease on Withdrawal Date	$49,850 x -.02 = $997	$49,850 x -.021 = $1,047
Strategy Value before Withdrawal	$49,850 - $997 = $48,853	$49,850 - $1,047 = $48,803
Amount Withdrawn*	$5,003	$4,997
Withdrawal as Percentage of Strategy Value	$5,003 / $48,853 = 10.24%	$4,997 / $48,803 = 10.24%
Proportional Reduction in Investment Base	$49,850 x .1024 = $5,105	$49,850 x .1024 = $5,105
Investment Base after Withdrawal	$49,850 - $5,105 = $44,745	$49,850 - $5,105 = $44,745
Value at End of Term
Investment Base after Withdrawal	$44,745	$44,745
Daily Charges From Withdrawal Date to Term End	$202	$202
Remaining Investment Base	$44,543	$44,543
Index at Term Start	1000	1000
Index at Term End	800	800
Fall in Index	-20%	-20%
Downside Participation Rate	50%	50%
Decrease as a Percentage	-20% x 50% = -10%	-20% x 50% = -10%
Dollar Amount of Decrease	$44,543 x -.10 = $4,454	$44,543 x -.10 = $4,454
Strategy Value at Term End	$44,543 - $4,454 = $40,089	$44,543 - $4,454 = $40,089

*

Note: The withdrawal is taken proportionally from each Indexed Strategy, based on the ratio of that Strategy’s value to the total value of all Indexed Strategies immediately before the withdrawal. In this example, the total value of all Indexed Strategies immediately before the withdrawal was $97,656 ($48,853 + $48,803). The S&P 500 Growth Strategy value was 50.03% of that total value ($48,853 / $97,656 = 50.03%), so 50.03% of the $10,000 withdrawal ($5,003) was taken from it. The S&P 500 Buffer Strategy value was 49.97% of that total value ($48,803 / $97,656 = 49.97%), so 49.97% of the $10,000 withdrawal ($4,997) was taken from it.

In this example, you invested $50,000 in the Cap Strategy and $50,000 in the Participation Rate Strategy, and at the end of the Term you realized $90,178 ($10,000 withdrawal plus the Strategy values of $40,089 and $40,089 at the end of the Term). Had no withdrawal occurred, your Strategy values at the end of the Term would have totaled $89,325 ($50,000 minus $375 in Daily Charges minus 10% decrease for the Cap Strategy and $50,000 minus $375 in Daily Charges minus 10% decrease for the Participation Rate Strategy).

The amount realized of $90,178 exceeds this hypothetical combined Strategy value of $89,325 because the portion of the Investment Base withdrawn from each Strategy was not subject to the 10% decrease it would have suffered if it had been left in the respective Strategy for the entire Term and because the hypothetical combined Strategy value includes a larger amount of fees.

The Strategy value at Term end is the same for both the Cap Strategy and the Participation Rate Strategy ($49,089) because both Strategies apply the same rules to a fall in the Index, and because the proportionality rules relating to withdrawals keep each Strategy’s Investment Base equal to the other.

Example C: Withdrawal When Index Rises

This example assumes:

•	you allocate your entire $50,000 Purchase Payment to the S&P 500 with Cap Strategy when the S&P 500 is 1900;

•	the Contract Effective Date and the Term start date are both April 6, 2021;

•	an Early Withdrawal Charge of 9% applies in the initial Term;

•	the Cap for the initial Term of that Strategy is 12%;

•	you request a $10,000 withdrawal on August 1, 2021 when the Daily Value Percentage is 1%;

•	you do not take any other withdrawals during the initial Term; and

•	the S&P 500 is 2033 on the Term end date of April 6, 2022.

Term Start Date	April 6, 2021
Strategy Value	$50,000	See Footnote 1 below.
Investment Base	$50,000	See Footnote 1 below.
Cap for Term	12%	See Footnote 2 below.
Index	1900

Withdrawal Date	August 30, 2021
Daily Charges through withdrawal date	$150	See Footnote 3 below
Remaining Investment Base	$49,850	See Footnote 4 below
Daily Value Percentage on Withdrawal Date	1%
Dollar Amount of Increase on Withdrawal Date	$499	See Footnote 5 below.
Strategy Value before Withdrawal	$50,349	See Footnote 6 below.
Amount of Withdrawal Requested	$10,000
Free Withdrawal Allowance	$5,000	See Footnote 7 below.
Early Withdrawal Charge	$495	See Footnote 8 below.
Total Amount Withdrawn	$10,495	See Footnote 9 below.
Withdrawal as Percentage of Strategy Value	20.84%	See Footnote 10 below.
Proportional Reduction in Investment Base	$10,391	See Footnote 10 below.
Investment Base after Withdrawal	$39,459	See Footnote 11 below.
Strategy Value after Withdrawal	$39,854	See Footnote 12 below.

Term End Date	April 6, 2022
Daily Charges From Withdrawal Date to Term End	$178	See Footnote 13 below
Remaining Investment Base	$39,281	See Footnote 14 below
Index	2033
Rise in Index	7%	See Footnote 15 below.
Increase as a Percentage	7%	See Footnote 16 below.
Dollar Amount of Increase	$2,750	See Footnote 16 below.
Strategy Value at Term End	$42,031	See Footnote 17 below.

Footnote 1. On the Term start date, the Strategy value is equal to the amount applied to the Strategy on the Term start date. The amount applied on the Term start date is also the beginning Investment Base.

Footnote 2. The Cap is the largest rise in the Index over the Term taken into account to determine any increase at the end of a Term. In this example, the Cap is 12%, which means it will not affect the calculation of any increase unless the Index rises by more than 12%.

Footnote 3. The Daily Charge is the Investment Base from the prior day, multiplied by the Daily Charge rate. The amount in the table is the sum of the daily charges deducted from the Investment Base from the first day of the Term to the withdrawal date.

Formula	Investment Base on the Term Start Date – (Investment Base on the Term Start Date x (1 – Daily Fee Rate) ^ number of days elapsed prior to withdrawal)
Calculation	$50,000 - ($50,000 x (1 - 0.0000206251) ^ 146) = $150

Footnote 4. The remaining Investment Base is equal to the beginning Investment Base minus the sum of the Daily Charges and minus the proportional reduction for any prior withdrawals and related Early Withdrawal Charges.

Formula	Beginning Investment Base – sum of Daily Charges since Term Start Date) – proportional reduction for any prior Withdrawals and related Early Withdrawal Charges = remaining Investment Base
Calculation	$50,000 - $150 - $0 = $49,850

Footnote 5. When the Daily Value Percentage is positive, we use the following formula to calculate the Strategy value before the end of the Term.

Formula	Investment Base x Daily Value Percentage = dollar amount of increase
Calculation	$49,850 x 1% = $499

Footnote 6. In this example, the Daily Value Percentage is positive on the withdrawal date and you have not taken any withdrawals before that date. This means the Strategy value on the withdrawal date is the Investment Base plus the increase for the Daily Value Percentage on that date.

Formula	Investment Base + dollar amount of increase = Strategy value
Calculation	$49,850 + $499 = $50,349

Footnote 7. The Free Withdrawal Allowance (FWA) for the first Contract Year is 10% of the Purchase Payment. The FWA for each subsequent Contract Year is 10% of the Account Value as of the most recent Contract Anniversary.

Formula	Purchase Payment x 10% = FWA for first Contract Year
Calculation	$50,000 x 10% = $5,000

Footnote 8. The Early Withdrawal Charge that would apply to your withdrawal is equal to the amount subject to the charge multiplied by the Early Withdrawal Charge rate (EWC rate). The amount subject to the charge includes the charge itself. The amount subject to the charge does not include the FWA. The EWC rate depends on the Contract Year. In this example, the withdrawal occurs in the first Contract Year, when the EWC rate is 9%. The Early Withdrawal Charge rate declines after each of the first six Contract Years. There is no Early Withdrawal Charge after Contract Year 6.

Formula	[(Requested withdrawal - FWA) x EWC rate] / (1.00 - EWC rate) = Early Withdrawal Charge
Calculation	[($10,000 - $5,000) x 9%] / (1.00 - 0.09) = $5,000 x 9% / 0.91 = $450 / 0.91 = $495

Footnote 9. When you request a withdrawal, you receive the amount you requested. If an Early Withdrawal Charge applies, we also withdraw an amount equal to the charge. This means that the total amount withdrawn from your Contract is equal to the amount you requested plus the applicable Early Withdrawal Charge.

Formula	Requested withdrawal + Early Withdrawal Charge = total amount withdrawn
Calculation	$10,000 + $495 = $10,495

Footnote 10. When you take a withdrawal, the deduction from the Investment Base taken is proportional to the reduction in the value of the Indexed Strategy due to the withdrawal. If the Strategy value on the withdrawal date is higher than the Investment Base, the proportional reduction in the Investment Base will be less than the total amount withdrawn.

Formula	Total amount withdrawn / Strategy value before withdrawal = withdrawal as percentage of Strategy value
Calculation	$10,495 / $50,349 = 20.84%

Formula	Investment Base before withdrawal x withdrawal as percentage of Strategy value = proportional reduction in Investment Base
Calculation	$49,850 x 20.84% = $10,391

Footnote 11. On the withdrawal date after the withdrawal, the Investment Base is equal to the Investment Base before the withdrawal minus the proportional reduction in the Investment Base for the withdrawal.

Formula	Investment Base before withdrawal - proportional reduction in Investment Base for withdrawal = Investment Base after withdrawal
Calculation	$49,850 - $10,391 = $39,459

Footnote 12. On the withdrawal date, the Strategy value after the withdrawal is equal to Strategy value before the withdrawal minus the total amount withdrawn.

Formula	Strategy value before withdrawal - total amount withdrawn = Strategy value after withdrawal
Calculation	$50,349 - $10,495 = $39,854

Footnote 13. The Daily Charge is the Investment Base from the prior day, multiplied by the Daily Charge rate. The amount in the table is the sum of the daily charges deducted from the Investment Base from the withdrawal date to the last day of the Term.

Formula	Investment Base after Previous Withdrawal – (Investment Base after Previous Withdrawal x (1 – Daily Fee Rate) ^ Number of Days Elapsed Since Previous Withdrawal) = Daily Charges
Calculation	$39,459 - ($39,459 x (1 - 0.0000206251) ^ 219) = $178

Footnote 14. The remaining Investment Base is equal to the beginning Investment Base minus the sum of the Daily Charges and minus the proportional reduction for any prior withdrawals and related Early Withdrawal Charges.

Formula	Beginning Investment Base – sum of Daily Charges since Term Start Date) – proportional reduction for any prior Withdrawals and related Early Withdrawal Charges = remaining Investment Base
Calculation	$50,000 – ($150 + $178) - $10,391 = $39,281

Footnote 15. The rise in the Index on the Term end date is equal to the percentage change in the Index measured from the Term start date to the Term end date.

Formula	(Index on Term end date - Index on Term start date) / Index on Term start date = rise in Index
Calculation	(2033 - 1900) / 1900 = 7%

Footnote 16. When the Index has risen over the Term, we use the following formulas to calculate the increase for a Strategy with a Cap.

Formula	If the rise in Index is less than Cap, then rise in Index = increase percentage based on rise in Index
Calculation	7% rise in Index < 12% cap, so increase percentage = 7%

Formula	Investment Base x increase percentage based on rise in Index = dollar amount of increase based on rise in Index
Calculation	$39,281 x 7% = $2,750

Footnote 17. In this example, there has been a rise in the Index over the Term and you have taken a $10,000 withdrawal during the Term. This means the Strategy value at the end of the Term is the Investment Base on the Term end date plus the increase for the rise in the Index over the Term.

Formula	Investment Base on Term end date + dollar amount of increase based on rise in Index = Strategy value on Term end date
Calculation	$39,281 + $2,750 = $42,031

Example D: Withdrawal When Index Falls

This example assumes:

•	you allocate your entire $50,000 Purchase Payment to the S&P 500 with Cap Strategy when the S&P 500 is 1900;

•	the Contract Effective Date and the Term Start Date are both April 6, 2021;

•	an Early Withdrawal Charge of 9% applies in the initial Term;

•	you request a $10,000 withdrawal on August 1, 2021 when the Daily Value Percentage is -6%;

•	you do not take any other withdrawals during the initial Term; and

•	the S&P 500 is 1748 on the Term end date of April 6, 2022.

Term Start Date	April 6, 2021
Strategy Value	$50,000	See Footnote 1 below.
Investment Base	$50,000	See Footnote 1 below.
Downside Participation Rate	50%	See Footnote 2 below.
Index	1900

Withdrawal Date	August 30, 2021
Daily Charges through withdrawal date	$150	See Footnote 3 below.
Remaining Investment Base	$49,850	See Footnote 4 below.
Daily Value Percentage on Withdrawal Date	-6%
Dollar Amount of Decrease on Withdrawal Date	-$2,991	See Footnote 5 below.
Strategy Value before Withdrawal	$46,859	See Footnote 6 below.
Amount of Withdrawal Requested	$10,000
Free Withdrawal Allowance	$5,000	See Footnote 7 below.
Early Withdrawal Charge	$495	See Footnote 8 below.
Total Amount Withdrawn	$10,495	See Footnote 9 below.
Withdrawal as Percentage of Strategy Value	22.4%	See Footnote 10 below.
Proportional Reduction in Investment Base	$11,165	See Footnote 10 below.
Investment Base after Withdrawal	$38,685	See Footnote 11 below.
Strategy Value after Withdrawal	$36,364	See Footnote 12 below.

Term End Date	April 6, 2022
Daily Charges From Withdrawal Date to Term End	$174	See Footnote 13 below.
Remaining Investment Base	$38,511	See Footnote 14 below.
Index	1748
Fall in Index	-8%	See Footnote 15 below.
Decrease as a Percentage	-4%	See Footnote 16 below.
Dollar Amount of Decrease	-$1,540	See Footnote 16 below.
Strategy Value at Term End	$36,971	See Footnote 17 below.

Footnote 1. On the Term start date, the Strategy value is equal to the amount applied to the Strategy on the Term start date. The amount applied on the Term start date is also the beginning Investment Base.

Footnote 2. The Downside Participation Rate is your share of any fall in the Index over the Term taken into account to determine any decrease at the end of the Term. For each Term of each Indexed Strategy that we currently offer with this Contract, the Downside Participation Rate is 50%. The Downside Participation Rate will not change from Term to Term.

Footnote 3. The Daily Charge is the Investment Base from the prior day, multiplied by the Daily Charge rate. The amount in the table is the sum of the daily charges deducted from the Investment Base from the first day of the Term to the withdrawal date.

Formula	Investment Base on the Term Start Date – (Investment Base on the Term Start Date x (1 – Daily Fee Rate) ^ number of days elapsed prior to withdrawal)
Calculation	$50,000 - ($50,000 x (1 - 0.0000206251) ^ 146) = $150

Footnote 4. The remaining Investment Base is equal to the beginning Investment Base minus the sum of the Daily Charges and minus the proportional reduction for any prior withdrawals and related Early Withdrawal Charges.

Formula	Beginning Investment Base – sum of Daily Charges since Term Start Date) – proportional reduction for any prior Withdrawals and related Early Withdrawal Charges = remaining Investment Base
Calculation	$50,000 - $150 - $0 = $49,850

Footnote 5. When the Daily Value Percentage is negative, we use the following formula to calculate the Strategy value before the end of the Term.

Formula	Investment Base x Daily Value Percentage = dollar amount of decrease
Calculation	$49,850 x -6% = -$2,991

Footnote 6. In this example, the Daily Value Percentage is negative on the withdrawal date and you have not taken any withdrawals before that date. This means the Strategy value on the withdrawal date is the Investment Base, minus the decrease for the Daily Value Percentage on that date.

Formula	Investment Base – dollar amount of decrease = Strategy value
Calculation	$49,850 - $2,991 = $46,859

Footnote 7. The Free Withdrawal Allowance (FWA) for the first Contract Year is 10% of the Purchase Payment. The FWA for each subsequent Contract Year is 10% of the Account Value as of the most recent Contract Anniversary.

Formula	Purchase Payment x 10% = FWA for first Contract Year
Calculation	$50,000 x 10% = $5,000

Footnote 8. The Early Withdrawal Charge that would apply to your withdrawal is equal to the amount subject to the charge multiplied by the Early Withdrawal Charge rate (EWC rate). The amount subject to the charge includes the charge itself. The amount subject to the charge does not include the FWA. The EWC rate depends on the Contract Year. In this example, the withdrawal occurs in the first Contract Year, when the EWC rate is 9%. The Early Withdrawal Charge rate declines after each of the first six Contract Years. There is no Early Withdrawal Charge after Contract Year 6.

Formula	[(Requested withdrawal - FWA) x EWC rate] / (1.00 - EWC rate) = Early Withdrawal Charge
Calculation	[($10,000 - $5,000) x 9%] / (1.00 - 0.09) = $5,000 x 9% / 0.91 = $450 / 0.91 = $495

Footnote 9. When you request a withdrawal, you receive the amount you requested. If an Early Withdrawal Charge applies, we also withdraw an amount equal to the charge. This means that the total amount withdrawn from your Contract is equal to the amount you requested plus the applicable Early Withdrawal Charge.

Formula	Requested withdrawal + Early Withdrawal Charge = total amount withdrawn
Calculation	$10,000 + $495 = $10,495

Footnote 10. When you take a withdrawal, the deduction from the Investment Base taken is proportional to the reduction in the value of the Indexed Strategy due to the withdrawal. If the Strategy value on the withdrawal date is less than the Investment Base, the proportional reduction in the Investment Base will be more than the total amount withdrawn.

Formula	total amount withdrawn / Strategy value before withdrawal = withdrawal as percentage of Strategy value
Calculation	$10,495 / $46,859 = 22.4%

Formula	Investment Base before withdrawal x withdrawal as percentage of Strategy value = proportional reduction in Investment Base
Calculation	$49,850 x 22.4% = $11,165

Footnote 11. On the withdrawal date, the Investment Base after the withdrawal is equal to the Investment Base before the withdrawal minus the proportional reduction in the Investment Base for the withdrawal.

Formula	Investment Base before withdrawal - proportional reduction in Investment Base for withdrawal = Investment Base after withdrawal
Calculation	$49,850 - $11,165 = $38,685

Footnote 12. On the withdrawal date, the Strategy value after the withdrawal is equal to the Strategy value before the withdrawal minus the total amount withdrawn.

Formula	Strategy value before withdrawal - total amount withdrawn = Strategy value after withdrawal
Calculation	$46,859 - $10,495 = $36,364

Footnote 13. The Daily Charge is the Investment Base from the prior day, multiplied by the Daily Charge rate. The amount in the table is the sum of the daily charges deducted from the Investment Base from the withdrawal date to the last day of the Term.

Formula	Investment Base after Previous Withdrawal – (Investment Base after Previous Withdrawal x (1 – Daily Fee Rate) ^ Number of Days Elapsed Since Previous Withdrawal) = Daily Charges
Calculation	$38,685 - ($38,685 x (1 - 0.0000206251) ^ 219) = $174

Footnote 14. The remaining Investment Base is equal to the beginning Investment Base minus the sum of the Daily Charges and minus the proportional reduction for any prior withdrawals and related Early Withdrawal Charges.

Formula	Beginning Investment Base – sum of Daily Charges since Term Start Date) – proportional reduction for any prior Withdrawals and related Early Withdrawal Charges = remaining Investment Base
Calculation	$50,000 – ($150 + $174) - $10,495 = $38,511

Footnote 15. The fall in the Index on the Term end date is equal to the percentage change in the Index measured from the Term start date to the Term end date.

Formula	(Index on Term end date - Index on Term start date) / Index on Term start date
Calculation	(1748 - 1900) / 1900 = -8%

Footnote 16. When the Index has fallen over the Term, we use the following formula to calculate the decrease.

Formula	Fall in Index x Downside Participation Rate = decrease as a percentage based on fall in Index
Calculation	-8% x 50% = -4%

Formula	Investment Base x decrease percentage based on fall in Index = dollar amount of decrease based on fall in Index
Calculation	$38,511 x -4% = -$1,540

Footnote 17. In this example, there has been a fall in the Index over the Term and you have taken a $10,000 withdrawal during the Term. This means the Strategy value on at the end of the Term is the Investment Base on the Term end date minus the decrease for the fall in the Index over the Term.

Formula	Investment Base on Term end date – dollar amount of decrease based on fall in Index = Strategy value on Term end date
Calculation	$38,511 - $1,540 = $36,971

Example E: Amount Available for a Withdrawal When Index Rises Less Than Daily Charge Rate

The following example is intended to help you understand the amount that may be available for withdrawal when the Index rises at a rate lower than the amount of the Daily Charge over a Term. In such a scenario, Strategy Values will be lower at the end of a Term than they were at the beginning of the Term, despite the fact that the Index rose over that period.

This example assumes:

•	you allocate a $50,000 Purchase Payment to the S&P 500 with Cap Strategy when the S&P 500 is 1000;

•	you allocate a $50,000 Purchase Payment to the S&P 500 with Participation Rate Strategy when the S&P 500 is 1000;

•	the Contract Effective Date and the Term Start Date are both April 6, 2021;

•	you do not take any withdrawals during the initial Term; and

•	the S&P 500 is 1005 on the Term end date of April 6, 2022.

Term Start Date - April 6, 2021	S&P 500 with Cap	S&P 500 with Upside Participation Rate
Strategy Value	$50,000	$50,000	See Footnote 1 below.
Investment Base	$50,000	$50,000	See Footnote 1 below.
Cap for Term	10%	n/a	See Footnote 2 below.
Upside Participation Rate for Term	n/a	75%	See Footnote 3 below.
Index	1000	1000
Term End Date - April 6, 2022
Daily Charges From Withdrawal Date to Term End	$375	$375	See Footnote 4 below.
Remaining Investment Base	$49,625	$49,625	See Footnote 5 below.
Index at Term Start	1000	1000
Index at Term End	1005	1005
Rise in Index	0.50%	0.50%	See Footnote 6 below.
Increase as a Percentage	0.50%	0.50% x 75% = 0.375%	See Footnote 7 below.
Dollar Amount of Increase	$49,625 x .005 = $248	$49,625 x .00375 = $186	See Footnote 8 below.
Strategy Value at Term End	$49,625 + $248 = $49,873	$49,625 + $186 = $49,811	See Footnote 9 below.

Footnote 1. On the Term start date, the Strategy value is equal to the amount applied to the Strategy on the Term start date. The amount applied on the Term start date is also the beginning Investment Base.

Footnote 2. The Cap is the largest rise in the Index over the Term taken into account to determine any increase at the end of a Term. In this example, the Cap is 10%, which means it will not affect the calculation of any increase unless the Index rises by more than 10%.

Footnote 3. The Upside Participation Rate is your share of any rise in the Index over the Term taken into account to determine the Strategy value at the end of the Term. In this example, the Upside Participation Rate is 75%, which means the calculation of any increase will include 75% of any Index rise.

Footnote 4. When no withdrawals are taken over the course of a Term, the Daily Charges through the Term End Date are equal to the Investment Base on the Term Start Date times the annual rate at which the Daily Charge compounds.

Formula	Investment Base on Term Start Date x annual rate
Calculation	$50,000 x 0.75% = $375

Footnote 5. The remaining Investment Base is equal to the beginning Investment Base minus the sum of the Daily Charges and minus the proportional reduction for any prior withdrawals and related Early Withdrawal Charges.

Formula	Beginning Investment Base – sum of Daily Charges since Term Start Date) – proportional reduction for any prior Withdrawals and related Early Withdrawal Charges = remaining Investment Base
Calculation	$50,000 - $375 - $0 = $49,625

Footnote 6. The Rise in Index on the Term End Date is equal to the percentage change in the Index Value measured from the Term Start Date to the Term End Date.

Formula	(Index Value on Term End Date - Index Value on Term Start Date) / Index Value on Term Start Date
Calculation	(1005 - 1000) / 1000 = 0.50%

Footnote 7.

When the Index has risen over the Term, we use the following formulas to calculate the increase for a Strategy with a Cap.

Formula	If the rise in Index is less than Cap, then rise in Index = increase percentage based on rise in Index
Calculation	0.50% rise in Index < 10% cap, so increase percentage = 0.50%

When the Index has risen over the Term, we use the following formulas to calculate the increase for a Strategy with a Participation Rate.

Formula	Rise in Index for Term x Upside Participation Rate for Term = Increase as a Percentage
Calculation	0.50% x 75% = 0.375%

Footnote 8.

When the Index has risen over the Term, we use the following formula to calculate the increase.

Formula	Investment Base x increase percentage based on rise in Index = dollar amount of increase based on rise in Index
Calculation

Strategy with a Cap:	$49,625 x 0.50% = $248
Strategy with a Participation Rate:	$49,625 x 0.375% = $186

Footnote 9. In this example, there has been a rise in the Index over the Term. This means the Strategy value at the end of the Term is the Investment Base on the Term end date plus the increase for the rise in the Index over the Term.

Formula	Investment Base on Term end date + dollar amount of increase based on rise in Index = Strategy value on Term end date
Calculation

Strategy with a Cap:	$49,625 + $248 = $49,873
Strategy with a Participation Rate:	$49,625 + $186 = $49,811

STATE VARIATIONS

This prospectus describes the material features of the Contract. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. However, please note that the maximum charge is set forth in this prospectus. If you would like to review a copy of the Contract and any endorsements, contact us at P.O. Box 5423, Cincinnati, OH 45201-5423, visit our website at www.GAIGannuities.com or call us at 1-800-789-6771.

The following information is a summary of material state variations as of the date of this prospectus.

General

For Contracts Issued in Illinois

References to “spouse” have been changed to “spouse or civil union partner.”

For Contracts Issued in New Jersey

References to “spouse” have been changed to “spouse or civil union partner.”

Availability of Strategies

For Contracts Issued in Michigan

We will not eliminate the Indexed Strategies set out on your Contract Specifications page at the end of any Term and such Indexed Strategies will be available for renewals and reallocations at the end of each Term.

Extended Care Waiver Rider

For Contracts Issued in California

The Waiver of Early Withdrawal Charges for Facility Care or Home Care or Community-Based Services Rider (CA Rider) provides a waiver under an expanded set of circumstances. The waiver will apply if, at the time of the withdrawal or surrender, or within the immediately preceding 90 days, the following conditions are met: (1) the insured is confined in a facility or is receiving, as prescribed by a physician, registered nurse or licensed social worker, home care or community-based services; (2) the insured’s confinement in a facility, the insured’s receipt of home care or community-based services, or any combination thereof has continued for a period of at least 90 consecutive days; and (3) the first day of such 90-day period was at least one year after the contract effective date. Facility includes a skilled nursing facility, a convalescent nursing home, or an extended care facility or a residential care facility or a residential care facility for the elderly. Home care or community-based services includes home health care, adult day care, personal care, homemaker services, hospice services and respite care as defined in the rider. Additional conforming changes have been made including revised and new definitions, and inclusion of a description of circumstances under which the waiver does not apply. The termination provision has been modified to reflect that the rider will not terminate if you transfer or assign an interest in the contract to a person or entity other than the insured.

For Contracts Issued in Connecticut

The conditions under which the waiver applies have been modified. The waiver will apply if at the time of a withdrawal or surrender or within the immediately preceding 90 days all of the following conditions are met: (1) an insured is confined in a long-term care facility or hospital; and (2) the confinement has continued for a period of at least 90 consecutive days.

For Contracts Issued in Kansas

The conditions under which the waiver applies have been modified. The first day of confinement must be at least 90 days after the contract effective date, rather than one year after the contract effective date.

For Contracts Issued in Massachusetts

This waiver rider is not available in Massachusetts.

For Contracts Issued in Missouri

This waiver rider is not available in Missouri.

For Contracts Issued In Montana

The definition of medically necessary has been modified and refers to the Insured’s physician.

For Contracts Issued in Nebraska

The definition of skilled nursing facility has been modified by adding a licensed practical nurse to the list of persons who may provide nursing services or supervise the provision of nursing services.

For Contracts Issued in New Hampshire

The definition of skilled nursing facility has been modified by changing the phrase “licensed and operated as a skilled nursing facility” to “operated as a skilled nursing facility.”

For Contracts Issued in Pennsylvania

The conditions under which the waiver is available have been modified. The waiver will apply if at the time of a withdrawal or surrender or within the immediately preceding 90 days all of the following conditions are met: (1) an insured is confined in one or more long-term care facilities, hospital, or a combination of such; (2) the confinement is prescribed by a physician and is medically necessary; (3) the first day of the confinement is at least one year after the contract effective date; and (4) the confinement has continued for a period of at least 90 consecutive days, or has continued for a total of at least 90 days if each successive confinement occurs within six months of the previous confinement and is for the same related medical cause.

The definition of long-term care facility has been modified. The following facilities have been deleted from the list of facilities excluded from that definition: a facility that primarily treats drug addicts and a facility that is a home for the mentally ill. An exclusion provision has been added to clarify that the waiver will not apply if the insured is confined in a long-term care facility or hospital for the treatment of certain types of drug addiction or mental illnesses.

The definition of hospital has been modified by changing the phrase “it maintains, or has access to, medical, diagnostic, and major surgical facilities” to “it maintains, or has access to, medical and diagnostic facilities.”

For Contracts Issued in Vermont

The definition of long-term care facility has been modified. The following facilities have been deleted from the list of excluded facilities: a facility that primarily treats drug addicts, a facility that primarily treats alcoholics, and a facility that is a home for the mentally ill. In addition, the definition of physician has been modified by changing the phrase “a person who is licensed in the United States as a medical doctor or a doctor of osteopathy and who is practicing within the scope of his or her license” to “a person who is licensed in the United States who is providing medical care and treatment when such services are provided within the scope of his or her license and provided pursuant to applicable law.”

For Contracts Issued in Washington

The waiver is based on confinement to an extended care facility or hospital rather than a long-term care facility or hospital. Definitions are modified to reflect the new terminology, references to “skilled nursing facility” are changed to “nursing facility” and the related definition is modified. In the definition of nursing facility and hospital, a licensed practical nurse is added to the list of persons who may provide nursing services or supervise the provision of nursing services.

Terminal Illness Waiver Rider

For Contracts Issued in Illinois

As a result of the terminal illness, your life expectancy must be 24 months from the date of death, rather than 12 months.

For Contracts Issued in Kansas

As a result of the terminal illness, your life expectancy must be 24 months from the date of death, rather than 12 months. The diagnosis must be rendered 90 days after the contract effective date, rather than one year after the contract effective date.

For Contracts Issued in New Jersey

The requirement related to the timing of the diagnosis does not apply. But the waiver will not be available until at least one year after the contract effective date.

For Contracts Issued in Massachusetts

This waiver rider is not available in Massachusetts.

For Contracts Issued in Pennsylvania

The diagnosis must be rendered after the contract effective date, rather than one year after the contract effective date. But the waiver will not be available until at least one year after the contract effective date. In addition, the waiver is based on a terminal condition as defined in the rider, rather than a terminal illness.

For Contracts Issued in Texas

The diagnosis must be rendered on or after the contract effective date, rather than one year after the contract effective date.

For Contracts Issued in Washington

As a result of the terminal illness, your life expectancy must be 24 months from the date of death, rather than 12 months.

Form of Annuity Payout Benefit

For Contracts Issued in Texas:

Payments under a Payout Option are subject to a $50 minimum.

Right to Cancel (Free Look)

State law governs the length of the free look period and the amount of the refund that you will receive. The period and amount may differ if you are replacing a life insurance policy or annuity contract. The table below summarizes the state law provisions.

For Contracts Issued in:	Free Look Period	Refund	Replacement Free Look Period	Replacement Refund
Alabama	20 days	Account Value	30 days	Account Value + Fees/Charges
Alaska	20 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
Arizona	20 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
Arkansas	20 days	Account Value	30 days	Account Value

For Contracts Issued in:	Free Look Period	Refund	Replacement Free Look Period	Replacement Refund
California	30 days	Account Value + Fees/Charges Note: If owner is age 60 or older, refund amount is Purchase Payments.	30 days	Account Value + Fees/Charges Note: If owner is age 60 or older, refund amount is Purchase Payments.
Colorado	20 days	Account Value	30 days	Account Value + Fees/Charges
Connecticut	20 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
Delaware	20 days	Account Value	30 days	Purchase Payments
District of Columbia	20 days	Account Value	30 days	Account Value
Florida	21 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
Georgia	20 days	Purchase Payments	30 days	Purchase Payments
Hawaii	20 days	Account Value	30 days	Account Value + Fees/Charges
Idaho	20 days	Purchase Payments	30 days	Purchase Payments
Illinois	20 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
Indiana	20 days	Account Value	30 days	Purchase Payments
Iowa	20 days	Account Value	30 days	Account Value + Fees/Charges
Kansas	20 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
Kentucky	20 days	Purchase Payments	30 days	Account Value + Fees/Charges
Louisiana	20 days	Purchase Payments	30 days	Account Value + Fees/Charges
Maine	20 days	Account Value	30 days	Account Value + Fees/Charges
Maryland	20 days	Purchase Payments	30 days	Account Value + Fees/Charges
Massachusetts	20 days	Account Value	30 days	Purchase Payments
Michigan	20 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
Minnesota	20 days	Account Value + Fees/Charges	30 days	Purchase Payments
Mississippi	20 days	Account Value	30 days	Account Value + Fees/Charges
Missouri	20 days	Purchase Payments	30 days	Purchase Payments
Montana	20 days	Account Value	30 days	Account Value + Fees/Charges
Nebraska	20 days	Purchase Payments	30 days	Account Value + Fees/Charges
Nevada	20 days	Purchase Payments	30 days	Purchase Payments
New Hampshire	20 days	Purchase Payments	30 days	Account Value + Fees/Charges
New Jersey	20 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
New Mexico	20 days	Account Value	30 days	Account Value + Fees/Charges
North Carolina	20 days	Purchase Payments	30 days	Account Value + Fees/Charges
North Dakota	20 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
Ohio	20 days	Account Value	30 days	Account Value + Fees/Charges
Oklahoma	20 days	Purchase Payments	30 days	Purchase Payments
Oregon	20 days	Account Value	30 days	Account Value + Fees/Charges
Pennsylvania	20 days	Account Value	30 days	Account Value
Rhode Island	20 days	Purchase Payments	30 days	Account Value + Fees/Charges
South Carolina	20 days	Purchase Payments	30 days	Account Value + Fees/Charges
South Dakota	20 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
Tennessee	20 days	Account Value	30 days	Purchase Payments
Texas	20 days	Purchase Payments	30 days	Account Value + Fees/Charges
Utah	20 days	Purchase Payments	30 days	Purchase Payments
Vermont	20 days	Account Value	30 days	Account Value + Fees/Charges
Virginia	20 days	Account Value	30 days	Account Value + Fees/Charges
Washington	20 days	Greater of: (1) Purchase Payments or (2) Account Value minus taxes	30 days	Purchase Payments
West Virginia	20 days	Account Value	30 days	Account Value + Fees/Charges
Wisconsin	30 days	Account Value	30 days	Account Value + Fees/Charges
Wyoming	20 days	Account Value	30 days	Greater of: (1) Purchase Payments or (2) Account Value + Fees/Charges

Assignment

For Contracts Issued in Ohio:

Subject to the tax qualifications endorsement, if any, you may assign your rights to designate or change a Beneficiary or an Annuitant, to change Owners, or to elect a Payout Option if you make a specific Request in Good Order.

Amendment of the Contract

For Contracts Issued in Florida:

You have the right to reject an endorsement that changes the provisions of this Contract to obtain or retain the intended tax treatment under federal tax law, or to take into account other pertinent laws and governmental regulations and rulings. We will not be responsible for the tax or other consequences of your rejection.

For Contracts Issued in Texas:

You have the right to reject an endorsement that changes the provisions of this Contract to obtain or retain the intended tax treatment under federal tax law, or to take into account other pertinent laws and governmental regulations and rulings. We will not be responsible for the tax or other consequences of your rejection.

Involuntary Termination

For Contracts Issued in Texas:

Our right to terminate this Contract is not tied to the minimum required value. We have the right to terminate this Contract if the Account Value would provide a benefit of less than $20 each month at age 70 under a life payout with payments for at least a fixed period of 10 years.

SECTION II

GREAT AMERICAN LIFE INFORMATION

Overview

Great American Life is a stock insurance company incorporated in 1961. We are domiciled in the state of Ohio and have been continuously engaged in the insurance business since that time. We are licensed to conduct life insurance business in all states of the United States except New York, as well as the District of Columbia. Our principal executive offices are located at 301 East Fourth Street, Cincinnati, Ohio 45202.

We are a wholly-owned subsidiary of American Financial Group, Inc., (“AFG”), a publicly traded company (NYSE: AFG). AFG is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of traditional fixed, fixed-indexed and registered indexed-linked annuities in the retail, financial institutions, broker-dealer and registered investment advisor markets.

Below is a chart that shows the relationships among AFG, Great American Life, and other AFG subsidiaries that are mentioned in this Section II of this prospectus. Each subsidiary in the chart is wholly-owned by its immediate parent.

American Financial Group, Inc. (“AFG”)

|    Great American Financial Resources, Inc. (“GAFRI”) is a subsidiary of AFG. It is a financial services holding company.

|	Great American Life Insurance Company (“GALIC”) is a subsidiary of GAFRI. It is the issuer of the Index Frontier annuities and other annuity products.

|    Annuity Investors Life Insurance Company is a subsidiary of GALIC. It also issues annuity products.

|     Great American Advisors, Inc. (“GAA”) is a subsidiary of AFG. It is the principal underwriter and distributor of the Index Frontier annuities.

|    Great American Insurance Company (“GAI) is the principal insurance subsidiary of AFG.

|     American Money Management Corporation (“AMMC”) is a subsidiary of AFG. It provides investment services for AFG and certain of its affiliated companies, including Great American Life.

On January 27, 2021, AFG announced it had entered into an agreement to sell GALIC, GAA, and certain other of its insurance companies (the “Transaction”) to Massachusetts Mutual Life Insurance Company (“MassMutual”). The Transaction is expected to close in the second quarter of 2021.

After the close of the Transaction, GALIC will continue to be responsible for the liabilities and obligations of all its outstanding contracts. The Transaction will not change the fact that GALIC is and will remain the issuer of, and that GAA will remain the principal underwriter for, the Contracts. The Transaction will not affect the terms of, or the rights and obligations under, the Contract.

No company other than GALIC has any legal responsibility to pay amounts owed under the Contract. You should look to the financial strength of GALIC for its claims-paying ability.

Directors and Executive Officers of Great American Life

Below is a list of the names and ages, as of March 31, 2021, of the directors and executive officers of GALIC prior to the close of the Transaction, and a description of the business experience of each of the respective individuals.

Name	Age	Position(s) with Great American Life	Served in Position(s) Since
Adrienne Baglier	57	Executive Vice President – Operations	February 2019

John P. Gruber	59	Director Senior Vice President and Secretary General Counsel	May 2018 November 2005 November 2005

Jeffrey G. Hester	55	Director	December 2010

Christopher P. Miliano	62	Director Executive Vice President and Treasurer Chief Financial Officer and Chief Accounting Officer	May 2002 May 2002 May 2002

Mark F. Muething	61	Director President Chief Operating Officer	October 1993 April 2018 April 2012

Michael J. Prager	61	Director	May 2002

Adrienne Baglier

Ms. Baglier has served as GALIC’s Executive Vice President – Operations since February 2019. Ms. Baglier has served in various positions with AFG since December 1997.

John P. Gruber

Mr. Gruber has served as GALIC’s Senior Vice President, General Counsel and Secretary since November, 2005. He also serves as Chief Compliance Officer of GAFRI. Mr. Gruber has served in various positions with AFG since July, 1993.

Jeffrey G. Hester

Mr. Hester has served as Divisional Senior Vice President of GAFRI since 2013. Mr. Hester has served in various positions with AFG since December 1993.

Christopher P. Miliano

Mr. Miliano has served as Executive Vice President, Chief Financial Officer and Treasurer of GALIC since May 2002. Mr. Miliano has served in various positions with AFG since September 1979.

Mark F. Muething

Mr. Muething has served as President of GALIC since April 2018 and as Chief Operating Officer since April 2012. Mr. Muething has served in various positions with AFG since October 1993.

Michael J. Prager

Mr. Prager has served as Executive Vice President, Chief Risk Officer and Chief Actuary of GAFRI since 2006.

Below is a list of the names and ages of the individuals who will serve as directors and executive officers of GALIC after the close of the Transaction, and a description of the business experience of each of the respective individuals.

Name	Age	Position(s) with Great American Life	Served in Position(s) Since
Adrienne Baglier	57	Executive Vice President – Operations	February 2019
Dominic L. Blue	45	Director	2021
Susan M. Cicco	49	Director	2021
Geoffrey J. Craddock	61	Director	2021
Roger W. Crandall	56	Director	2021
Michael R. Fanning	57	Director	2021
Paul A. LaPiana	51	Director	2021
Christopher P. Miliano	62	Executive Vice President Chief Financial Officer and Chief Accounting Officer	May 2002 May 2002
Mark F. Muething	61	Director President Chief Operating Officer	October 1993 April 2018 April 2012
Michael J. O’Connor	52	Director	2021
Eric W. Partlan	47	Director	2021
Gareth F. Ross	45	Director	2021
Arthur W. Wallace	46	Director	2021
Elizabeth A. Ward	56	Director	2021

Adrienne Baglier

Ms. Baglier has served as GALIC’s Executive Vice President – Operations since February 2019. Ms. Baglier has served in various positions with AFG since December 1997.

Dominic L. Blue

Mr. Blue has served as the Head of MassMutual Strategic Distributors since October 2020. Mr. Blue has served in various positions with MassMutual since August 2011.

Susan M. Cicco

Ms. Cicco has served as the Head of Human Resources & Employee Experience since January 2017 and also has served since July 2020 as the Chief of Staff to the CEO. Ms. Cicco has served in various positions with MassMutual since 1993.

Geoffrey J. Craddock

Mr. Craddock has served as the Chief Risk Officer of MassMutual since October 2017. Previously, Mr. Craddock served as the leader of risk management and asset allocation at MassMutual’s former subsidiary, OppenheimerFunds, Inc., from 2008 through September 2017.

Roger W. Crandall

Mr. Crandall has served as Chairman, President and Chief Executive Officer of MassMutual since December 2010. Mr. Crandall has served in various positions with MassMutual since 1988.

Michael R. Fanning

Mr. Fanning has served as Head of MassMutual U.S. (formerly USIG) since January 2009. He is responsible for MassMutual’s insurance products and services. Mr. Fanning joined MassMutual in November 2006 and previously served as Chief Operating Officer of USIG.

Paul A. LaPiana

Mr. LaPiana has served as Head of MMUS Product since February of 2019. Mr. LaPiana joined MassMutual in July of 2016 and served as the Head of Field Management until he assumed his current role.

Christopher P. Miliano

Mr. Miliano has served as Executive Vice President and Chief Financial Officer of GALIC since May 2002.

Mark F. Muething

Mr. Muething has served as President of GALIC since April 2018 and as Chief Operating Officer since April 2012.

Michael J. O’Connor

Mr. O’Connor has served as the General Counsel of MassMutual since February 2017. Mr. O’Connor has served in various positions with MassMutual since he joined the company in 2005, including as the Chief of Staff to the CEO.

Eric W. Partlan

Mr. Partlan has served as the Head of Portfolio Management at MassMutual since January 2013. He joined MassMutual in January of 2010 as the Head of Investment Risk and served in that office until he assumed his current role.

Gareth F. Ross

Mr. Ross has served as the Head of Enterprise Technology & Experience since April 2016. Mr. Ross has served in various positions with MassMutual since 2008.

Arthur W. Wallace

Mr. Wallace has served as MassMutual’s Chief Actuary since he joined MassMutual in October of 2019. Previously, Mr. Wallace was Chief Actuary at Prudential Financial from November 2014 until joining MassMutual.

Elizabeth A. Ward

Ms. Ward has served as the Chief Financial Officer of MassMutual since June 2016. Ms. Ward has served in various positions since joining MassMutual in 2007, including as Chief Actuary and as Chief Enterprise Risk Officer.

Executive Compensation

GALIC does not have any employees. Its parent, GAFRI, provides personnel to GALIC pursuant to a Services Agreement between GALIC and GAFRI.

As a result, GALIC does not determine or pay any compensation to its executive officers or additional personnel provided by GAFRI. GAFRI determines and pays salaries, bonuses and other compensation to its executive officers and additional personnel provided by GAFRI commensurate with their positions, tenure and levels of responsibility. GAFRI also determines whether and to what extent it will provide employee benefits plans to such persons.

See “Transactions with Related Persons” for more information about the Services Agreement.

Director Compensation

All current directors of GALIC are employees of GAFRI. No director receives any additional compensation for serving as a director.

Director Independence

No director is considered independent under independence standards applicable to GALIC. GALIC does not have a separately designated audit, nominating or compensation committee, nor does it have any committees that perform a similar function to any of those committees.

Compensation Committee Interlocks and Insider Participation

GALIC does not have a compensation committee.

Security Ownership of Certain Beneficial Owners and Management

AFG indirectly owns 100% of the voting securities of GALIC. AFG’s principal executive offices are located at 301 East Fourth Street, Cincinnati, Ohio, 45202.

The table below reports common shares of AFG owned by executive directors of GALIC. Except as otherwise provided below, information in the table is as of March 15, 2021 and, to GALIC’s knowledge, all common shares are beneficially owned, and investment and voting power is held solely by the persons named as owners. Unless otherwise indicated, the address of each person listed below is 301 East Fourth Street, Cincinnati, Ohio, 45202.

Common Share Ownership	Beneficial Ownership Amount (1)	Percent of Class (* means less than 1%)
Security Ownership of Directors and Executive Officers		*
Adrienne Baglier	5,634	*
John P. Gruber	60,923	*
Jeffrey G. Hester	34,762	*
Christopher P. Miliano	17,147	*
Mark F. Muething	112,342	*
Michael J. Prager	17,405	*
All Directors and Executive Officers as a Group (6 persons)	248,213	*

(1)

Includes the following numbers of shares that may be acquired within 60 days after March 15, 2021 through the exercise of options held by such person: John P. Gruber – 19,580; Jeffrey G. Hester – 17,813; and Mark F. Muething – 42,000. Also includes the following numbers of shares held in AFG’s 401(k) Retirement and Savings Plan: John P. Gruber – 26,708; Jeffrey G. Hester – 1,796; Christopher P. Miliano – 1,381; Mark F. Muething – 16,923; and Michael J. Prager – 10,436.

Transactions with Related Persons

Transactions between GALIC and GAFRI

Pursuant to a Services Agreement between GALIC and GAFRI, GAFRI furnishes GALIC with infrastructure, printing, office, duplicating, telecommunications, purchasing, personnel, data processing, administrative, consultative, legal, financial, actuarial and other services requested by GALIC. GALIC pays for these services on the basis of cost, which may not be greater than the costs that GALIC would expend in providing such services to itself. Payments for these services by GALIC to GAFRI were approximately $60.5 million in 2020, $59.8 million in 2019, and $55.2 million in 2018.

Transactions between GALIC and AFG or Other AFG Subsidiaries

GALIC and AMMC are parties to an Investment Services Agreement under which AMMC provides investment services to GALIC in accordance with guidelines. GALIC pays AMMC a fee based on AMMC’s cost of providing these services. Fees paid by GALIC to AMMC were approximately $9.1 million in 2020, $10.5 million in 2019, and $6.0 million in 2018.

GALIC is a member of AFG’s consolidated tax group. GALIC has a tax allocation agreement with AFG which designates how tax payments are shared by members of the tax group. In general, both companies compute taxes on a separate return basis. GALIC is obligated to make payments to (or receive benefits from) AFG based on taxable income without regard to temporary differences. GALIC and its subsidiaries, which are included in the AFG consolidated tax group, incurred income tax expense of approximately $109.6 million in 2020, $106.6 million in 2019, and $51.1 million in 2018.

The chart below shows the amounts paid by GALIC to AFG in 2020, 2019, and 2018 for various services. All of these transactions were based on fair market value.

	2020	2019	2018
Information technology services	$1.0 million	$5.5 million	$5.7 million
Business support and human resources services	$4.4 million	$4.3 million	$4.2 million
Internal audit support	$1.1 million	$1.1 million	$1.0 million
Creative marketing services	$1.0 million	$1.0 million	$0.9 million

In July 2000, GAI entered into a thirty-two-year agreement with the Cincinnati Reds, pursuant to which the Reds’ home stadium was named “Great American Ball Park.” GALIC participates in the stadium naming rights agreement and accordingly paid GAI approximately $0.8 million in 2020, 2019, and 2018 under the agreement. GALIC’s payments to GAI will average approximately $0.8 million annually over the remaining term of the agreement.

Transactions Involving Immediate Family Members of GALIC’s Directors and Executive Officers

A subsidiary of AFG employs a brother of GALIC’s President and Chief Operating Officer. This individual received salary and bonuses awarded pursuant to short and long term incentive compensation plans of approximately $1 million in 2020, $0.9 million in 2019, and $0.8 million in 2018. He also participates in employee benefit plans, including equity incentive plans, commensurate with his position and tenure.

A subsidiary of AFG employs a brother of GALIC’s Senior Vice President, General Counsel and Secretary. This individual received salary and bonuses awarded pursuant to short and long term incentive compensation plans of approximately $3.0 million in 2020, $4.0 million in 2019, and $4.3 million in 2018. He also participates in employee benefit plans, including equity incentive plans, commensurate with his position and tenure.

A brother of GALIC’s President and Chief Operating Officer is a partner and Chairman of the Board of Keating Muething & Klekamp PLL. AFG and its subsidiaries paid Keating Muething & Klekamp approximately $1.2 million in 2020, $1.2 million in 2019, and $1.1 million in 2018 for legal services.

Review, Approval or Ratification of Transactions with Related Persons

Stock exchange rules require AFG to conduct an appropriate review of all related party transactions (including those required to be disclosed by AFG pursuant to SEC Regulation S-K Item 404) for potential conflict of interest situations on an ongoing basis and that all such transactions must be reviewed and evaluated by the AFG Audit Committee or another committee comprised of independent directors. The AFG Audit Committee reviews and evaluates all transactions with related parties and reviews and approves all related party transactions involving directors, executive officers and significant shareholders of AFG that require disclosure pursuant to SEC Regulation S-K Item 404.

While AFG adheres to this policy for potential related person transactions, the policy is not in written form except as a part of listing agreements with the New York Stock Exchange. However, approval of such related person transactions is evidenced by AFG Audit Committee resolutions in accordance with AFG’s practice of reviewing and approving transactions in this manner.

GALIC’s senior management approves all related party transactions involving directors and executive officers of GALIC, including relevant transactions described in “Transactions Involving Immediate Family Members of GALIC’s Directors and Executive Officers” above. In considering the transaction, GALIC’s senior management may consider all relevant factors, including as applicable: the business rationale for entering into the transaction; the alternatives to entering into a related person transaction; whether the transaction is on terms comparable to those available to third parties, or in the case of employment relationships, to employees generally; the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and the overall fairness of the transaction to GALIC. GALIC’s policy with respect to potential related party transactions is not in written form. However, approval of such related person transactions is evidenced by resolutions of the AFG Audit committee in accordance with its practice of reviewing and approving transactions in this manner.

April 26, 2021

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE Washington, DC 20549

Re:	Great American Life Insurance Company

Registration Statement on Form S-1

File No. 333-252949

Commissioners:

We are transmitting for filing under the Securities Act of 1933, as amended, a letter responding to comments with respect to the above-referenced Form S-1 Registration Statement (the “Response Letter”) for certain deferred annuity contracts (the “Contracts”).

The Response Letter addresses comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephone call on April 23, 2021. For the Staff’s convenience, each comment is set forth in full below, followed by the Company’s response. Enclosed with the Response Letter are copies of the pages changed as described in the responses below.

GENERAL

1.

Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Unless otherwise indicated, comments reference disclosure in the Index Summit 6 Pro with Return of Premium Annuity prospectus. Please make corresponding changes to the Index Summit 6 Pro Annuity prospectus as applicable.

RESPONSE: The Company confirms that applicable corresponding changes to the Index Summit 6 Pro Annuity prospectus were made.

Commissioners

April 26, 2021

INDEX SUMMIT 6 PRO WITH RETURN OF PREMIUM ANNUITY PROSPECTUS

Prospectus Cover

2.	Immediately before the Indexed Strategies section on the Prospectus Cover, please add the following paragraph:
“At

the end of a Term, we may stop offering any Indexed Strategy, other than the S&P 500 1-Year Term with Participation Rate. Consequently, any other Indexed Strategy listed above may not be available after the end of the initial Term. The S&P 500 1-Year Term with Participation Rate Indexed Strategy or any other Indexed Strategy that may be available in the future may earn a return that is lower than the return your investments would have earned if they had been invested in the other Indexed Strategies listed above. In addition, if we reduce the available number of Index Strategies to just the S&P 500 1-Year Term with Participation Rate Indexed Strategy, your ability to increase your Account Value could be significantly reduced.”

RESPONSE: The Company made the requested revision.

3.

Starting with the Prospectus Cover, with respect to each website address listed in the prospectus that will provide information on Caps and Participation Rates, please either provide a specific landing page where this information can be found or supplementally confirm that a prominent link exists on page at www.GAIGannuities.com.

RESPONSE: With respect to each website address listed in the prospectus that will provide information on Caps and Participation Rates, the Company revised the website reference to “www.GAIG.com/RILArates”.

4.	Please revise the second and third bullet points on the Prospectus Cover to include the language below that is underlined for emphasis:

•

“If the rise in the Index is greater than or equal to the Cap, the increase applied to the remaining Investment Base for the Term will be limited to the Cap and will be less than the rise in the Index.”

•	“If the rise in the Index is less than the Cap, the increase for the Term will be less than the Cap and will equal the rise in the Index applied to the remaining Investment Base.”

RESPONSE: The Company made the requested revisions.

5.

Before the last sentence in the second paragraph after the first set of bullet points on the Prospectus Cover, please add and bold the following sentence: “The Daily Value Percentage is applied to determine Strategy Values when you withdraw funds allocated to an Indexed Strategy or Surrender your Contract before the end of a Term.”

RESPONSE: The Company made the requested revision.

6.	In the last sentence in the second paragraph after the first set of bullet points on the Prospectus Cover, please add the word “also” before “applied”.

RESPONSE: The Company made the requested revision.

Commissioners

April 26, 2021

Special Terms

7.

In the Early Withdrawal Charge subsection of the Special Terms section, please add the following to the end of the first sentence: “(including systematic withdrawals and required minimum distributions).”

RESPONSE: The Company made the requested revision.

Summary

8.

Please revise the first sentence of the Investment Base subsection of the Summary section to state as follows: “The value of an Indexed Strategy is calculated using the Investment Base. The Investment Base is not your Strategy Value, Account Value, Surrender Value, Annuity Payout value, or Death Benefit value, but it is used to calculate those values.”

RESPONSE: The Company made the requested revision.

9.

In the last sentence of the third paragraph in the Indexed Strategy Value at End of Term subsection of the Summary section, please change the reference to the Upside Participation Rate to the Downside Participation Rate.

RESPONSE: The Company made the requested revision.

10.	Please change the Examples in the Indexed Strategy Value at End of Term subsection of the Summary section to state as follows:

“(a) When the Index rises over a Term, the resulting Strategy Value increase will be smaller than the rise in the Index applied to the initial Investment Base. This is because the Daily Charge reduces the Investment Base before the Index rise is taken into account. (Note: this would not apply if the Upside Participation Rate were to exceed 100% to the extent needed to offset the Daily Charge).

(b) When the Index falls over a Term, the resulting Strategy Value decrease will be larger than 50% of the Index fall applied to the initial Investment Base. This is because the Daily Charge reduces the Investment Base before the Index fall is taken into account.”

RESPONSE: The Company made the requested revisions.

11.	Please bold the last paragraph in the Strategy Renewals and Reallocations subsection of the Summary section.

RESPONSE: The Company made the requested revision.

12.

Please change the ninth sentence in the Right to Cancel subsection of the Summary section to state as follows: “No adjustment will be made for the Daily Value Percentage and no Early Withdrawal Charges will apply to the amount refunded.” Please also make the same change in the Right to Cancel (Free Look) section.

Commissioners

April 26, 2021

RESPONSE: The Company made the requested revisions.

Risk Factors

13.

Please change the third sentence of the Loss of Principal Related to Daily Charge subsection of the Risk Factors section to state as follows: “In addition, any Index increases will not apply to amounts deducted as Daily Charges because Daily Charges are subtracted from the Investment Base prior to calculating Strategy values.”

RESPONSE: The Company made the requested revision.

14.	In the second paragraph of the Loss of Principal Related to Daily Charge subsection of the Risk Factors section, please change the reference to “$99,359” to “$99,350”.

RESPONSE: The Company made the requested revision.

15.	In the disclosures for the iShares ETFs in the Market Risk Related to Indexes subsection of the Risk Factors section, please add references to website for public information about the ETFs.

RESPONSE: The Company made the requested revisions.

Indexed Strategies

16.

In the second and fourth Examples in the second set of Examples in the Indexed Strategy Value subsection of the Indexed Strategies section, please insert bullet points similar (in text and location) to the first, third, and last bullet points from the first and third Examples.

RESPONSE: The Company made the requested revisions.

Examples—Impact of Withdrawals on Contract Values and Amounts Realized

17.

In Examples A and B in the Examples—Impact of Withdrawals on Contract Values and Amounts Realized section, please explain in the narrative following the table why the “Amounts Withdrawn” are different between the two strategies.

RESPONSE: The Company made the requested revisions.

18.

In the last paragraph of the narrative following the table in Example A in the Examples—Impact of Withdrawals on Contract Values and Amounts Realized section, please change “earned less than the 10% increase” to “did not earn the 10% increase.”

RESPONSE: The Company made the requested revision.

Commissioners

April 26, 2021

19.

In the last paragraph of the narrative following the table in Example A in the Examples—Impact of Withdrawals on Contract Values and Amounts Realized section, please use a different word than “greater” when describing the impact that the Upside Participation Rate had in comparison to the Cap.

RESPONSE: The Company changed “had a greater impact than the Cap” to “limited the increase more than the Cap did”.

20.

In the last paragraph of the narrative following the table in Example B in the Examples—Impact of Withdrawals on Contract Values and Amounts Realized section, please change “lost less than the 10% decrease” to “was not subject to the 10% decrease.”

RESPONSE: The Company made the requested revision.

21.

After the last paragraph of the narrative following the table in Example B in the Examples—Impact of Withdrawals on Contract Values and Amounts Realized section, please add a paragraph to explain why the Cap Strategy and the Participation Rate Strategy had the same Strategy value at Term end.

RESPONSE: The Company added the requested explanation.

The Company believes that the Response Letter addresses in full the Staff comments.

If you have any questions regarding the Company responses, please contact the undersigned at 513.412.1401 or at jdomaschko@gaig.com.

Sincerely,
/s/ John V. Domaschko
John V. Domaschko
Divisional Assistant Vice President
Great American Life Insurance Company

cc:	John V. Domaschko, Great American Life Insurance Company

John P. Gruber, Great American Life Insurance Company

Dodie Kent, Eversheds Sutherland (US) LLP